    As filed with the Securities and Exchange Commission on November 10, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                                ---------------
                               pcOrder.com, Inc.
             (Exact Name of Registrant as Specified in its Charter)

       Delaware                       5734                     74-2720849
   (State or Other        (Primary Standard Industrial      (I.R.S. Employer
   Jurisdiction of        Classification Code Number)     Identification Number)
   Incorporation or
    Organization)               ---------------
                             5001 Plaza on the Lake
                                Austin, TX 78746
                                 (512) 684-1100
   (Address and telephone number of principal executive offices and principal place of business)
                                ---------------
                             James J. Luttenbacher
                   Vice President and Chief Financial Officer
                             5001 Plaza on the Lake
                                Austin, TX 78746
                                 (512) 684-1100
           (Name, Address, and Telephone Number of Agent for Service)
                                ---------------
                                 Copies to:
  DENNIS R. CASSELL           RICHARD FRIEDMAN               PAUL R. TOBIAS
  JANICE V. SHARRY  Vice President and General Counsel  CHRISTOPHER J. OZBURN
   LAURA R. KOGAN           pcOrder.com, Inc.           WILLIAM B. OWENS, JR.
Haynes and Boone, LLP      5001 Plaza on the Lake    Wilson Sonsini Goodrich &
 600 Congress Avenue          Austin, TX 78746                  Rosati
      Suite 1600                                      Professional Corporation
   Austin, TX 78701                                     8911 Capital of Texas
                                                                Highway
                                                       Westech 360, Suite 3350
                                                           Austin, TX 78759


   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

                                                      Proposed Maximum
   Title of Each Class of              Amount        Aggregate Offering      Proposed Maximum          Amount of
 Secrities to be Registered      to be Registered(1) Price Per Share(2) Aggregate Offering Price(2) Registration Fee
---------------------------      ------------------- ------------------ --------------------------- ----------------
    Class A Common Stock,
     $.01 par value........           2,875,000            $57.81              $166,203,750             $46,205

-------
(1) Includes 375,000 shares of Class A common stock issuable upon exercise of the underwriters over-allotment option.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

   The registrant will amend this registration statement on the date or dates as may be necessary to delay the registrant's effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in connection with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on the date as the Commission, acting under Section
8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                Subject To Completion. Dated November 10, 1999.

                                2,500,000 Shares

[Logo of pcOrder.com, Inc.
appears here]
                               pcOrder.com, Inc.

                              Class A Common Stock

                                  -----------

  pcOrder is offering 500,000 of the shares of Class A common stock to be sold in the offering. Trilogy Software, Inc., the owner of approximately 81% of our outstanding common stock, is offering 1,775,000 shares. Other selling stockholders identified in this prospectus are offering an additional 225,000 shares. pcOrder will not receive any of the proceeds from the sale of the shares being sold by Trilogy or the other selling stockholders.

  The common stock is quoted on the Nasdaq National Market under the symbol "PCOR". The last reported sale price of the common stock on November 8, 1999 was $61.50 per share.

  See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of our Class A common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Initial price to public.........................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to pcOrder...........................   $       $
Proceeds, before expenses, to the selling stockholders..........   $       $

                                  -----------

  To the extent that the underwriters sell more than 2,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 375,000 shares from Trilogy at the initial price to public less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on      , 1999.

Goldman, Sachs & Co.
                               Credit Suisse First Boston
                                                                        SG Cowen

                                  -----------

                         Prospectus dated       , 1999.

INSIDE PANEL:

HEADING:

pcOrder.com [LOGO] Moving the computer industry to the Web

CENTER GRAPHIC:

[pcOrder graphic - four circles with graphic representations of manufacturers/suppliers (factory), distributors (truck), resellers/retailers (storefront) and portals (web interface) connected via arrows. The circles are orbiting a matrix. The powered by pcOrder.com logo appears in the center.]

SUBHEADING BELOW PICTURE:

pcOrder is a Leading Provider of Business to Business E-commerce Solutions that are Designed to Enable Computer Industry Participants to Move their Business to the Web.



GATEFOLD:

HEADING:

pcOrder.com [LOGO] Moving the Computer Industry to the Web

SUBHEADING (Oriented to upper left corner):

Through three key areas - commerce, content and community - pcOrder delivers e-business solutions for moving the computer industry to the Web.

CENTER GRAPHIC:

[Circuit board platform representing pcOrder's e-business solutions. The board is segmented to represent the three key areas of our business - commerce, content and community. Four boxes, representing manufacturers/suppliers, distributors, resellers/retailers and portals, are "plugged" into the pcOrder board across all the three segments. Each of the four boxes is linked in multiple ways to the other boxes, creating a network of connections through each of the key pcOrder areas. All of these connections join at the top of the diagram into a "bus" (or plug) which gives the four boxes access to the Internet and online customers.]

COMMERCE SUBHEADING (located at bottom left):

Through our computer industry technology platform, industry participants can develop and automate sales and distribution functions to implement innovative e-commerce solutions.

COMMERCE GRAPHIC:

Listing of customer logos - Compaq, Quantum, SGI, Scribona, Hewlett-Packard, IBM, Nortel Networks, Kingston, GE Capital IT Solutions, Tech Data

CONTENT SUBHEADING (located bottom right):

We provide extensive multi-category product information to power the buying and selling of computer products online. Our content database contains marketing and technical information on more than 600,000 SKUs from over 1,000 manufacturers.

CONTENT GRAPHIC:

Listing of customer logos - Dell, Onsale, Active Research, Inktomi, mySimon, AST, SYNNEX, ZDNet

COMMUNITY SUBHEAD (located top right):

Our platform is designed to establish and link e-commerce communities, allowing multiple industry participants to interact online. Strategic relationships extend the reach of our platform to thousands of new resellers and computer buyers.

COMMUNITY GRAPHIC:

Listing of customer logos - InfoWorld, CMP Media, Ingram Micro



BACK PANEL:

HEADING:

pcOrder.com [LOGO] Moving the computer industry to the Web

CENTER GRAPHIC:

[pcOrder graphic - four circles with graphic representations of manufacturers/suppliers (factory), distributors (truck), resellers/retailers (storefront) and portals (web interface) connected via arrows. The circles are orbiting a matrix. The powered by pcOrder.com logo appears in the center.]

SUBHEADING BELOW PICTURE:

pcOrder is a Leading Provider of Business to Business E-commerce Solutions that are Designed to Enable Computer Industry Participants to Move their Business to the Web.

                               PROSPECTUS SUMMARY

    This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the following summary together with the more detailed information regarding pcOrder and the Class A common stock being sold in this offering, "Risk Factors", and our financial statements and notes to those statements appearing elsewhere in this prospectus.

    As used in this prospectus, "Trilogy" refers to Trilogy Software, Inc. and its predecessor entities, including Trilogy Development Group, Inc. References in this prospectus to "pcOrder", "we", "our", and "us", refer to pcOrder.com, Inc. Unless otherwise stated, all references in this prospectus to shares of common stock are to the shares of our Class A common stock. Except as otherwise noted, all information in this prospectus assumes the underwriters option to purchase additional shares from Trilogy will not be exercised.

                                  Our Business

    pcOrder is a leading provider of business-to-business software applications, content and related services that are designed to enable the computer industry's suppliers, resellers and end users to buy and sell products online. Our tailored solutions are designed to enable computer industry participants to take advantage of the increasing adoption of e-commerce to automate sales and distribution functions such as product search, comparison, configuration, quoting, pricing, financing, ordering and reseller selection. Our solutions are designed to enable our customers to lower their cost of sales and marketing, reduce inventory levels, and more efficiently interact with their business partners and customers.

                             Our Market Opportunity

    The Internet and Internet-related technologies are revolutionizing the way businesses and consumers communicate, share information and conduct business. There has been a significant increase in the amount of information and services available over the Internet. In addition, improved technology has enabled more sophisticated information and services to be offered and has increased the accessibility and ease of use of the Internet. These developments have increased significantly the number of Internet users and transformed the use of the Internet from a publishing medium to a medium that enables complex business-to-business and business-to-consumer communications and commerce.

    At the same time, businesses are faced with increasing competitive pressures to lower costs, decrease inventories, improve sales and marketing productivity and enhance time-to-market. To address these challenges, businesses are increasingly using the Internet to replace traditional sales methods, provide greater accuracy and permit the exchange of time-sensitive business information. Forrester Research, Inc. estimates that the business-to-business e-commerce market will grow from $43 billion in 1998 to $1.3 trillion by 2003. In addition, Forrester reports that computer products, including wholesale and retail equipment, software, semiconductors and manufacturing, is the largest and fastest growing segment, by revenue, in business-to-business e-commerce.

    We believe that the computer industry is particularly well-suited to the use of the Internet to conduct e-commerce due to:

  . the industry's large size and fragmented nature;

  . the high costs of sales, marketing and distribution;

  . the challenges that the industry faces in managing the volume and complexity of product, pricing and configuration information that result from a wide array of products, short product life cycles and increased demand for custom configured solutions; and

  . the industry's tendency to embrace technology for automating processes.

                                  Our Solution

    As an independent, third party provider, we believe we are uniquely positioned to deliver business-to-business solutions to computer industry participants. Our solutions are focused on:

  . Commerce. Our software technology platform enables computer industry participants to develop and implement innovative, functional e-commerce solutions. We offer a broad set of advanced sales, marketing, distribution and e-commerce software applications.

  . Content. Our content database contains more than 600,000 SKUs from over 1,000 manufacturers, which we believe is the industry's largest aggregation of product information. Our database includes detailed product categorization, compatibility, pricing and availability information. We seek to extend our position as an industry-leading product information source by continually broadening and deepening our content offering.

  . Community. The adoption of our platform by multiple industry participants allows our customers to efficiently share information and buy and sell products online. By promoting our platform as the industry standard, we are enabling the creation of e-commerce communities within the computer products industry.

    To enable the successful deployment and use of our commerce, content and community solutions, we provide software integration, customization, training, Web-hosting and other services. We have developed software integration modules that allow our applications to integrate with leading enterprise software applications such as Oracle and SAP. These integrations allow the transfer of information to enable order placement, pricing and inventory queries, order status queries, financing and credit approval and other functions.

    To date, industry participants such as Beyond.com, Compaq, CompuCom Systems, CompUSA, CMP Media, Dell, GE Capital, Hewlett-Packard, Ingram Micro, IBM, Inktomi, Kingston Technology, EDS, Nortel Networks, Quantum, Scribona Computer Products, Tech Data and ZDNet have adopted either our software applications, our content and related services or both as part of their overall e-commerce strategy. In 1998, the use of our software and content generated over $3 billion of quotes for computer products, representing use by more than 3,500 sales representatives.

                                  Our Strategy

    Our goal is to be the leading provider of business-to-business e-commerce software, content and related services to computer industry participants. The key elements of our strategy are to:

  . establish our technology platform as the standard for the computer industry;

  . broaden adoption of our products and services through relationships with computer industry market leaders;

  . extend our position as an industry-leading provider of content;

  . create online computer industry communities; and

  . enhance functionality of our software applications to facilitate the adoption of e-commerce.

                           Relationship with Trilogy

    Trilogy is our controlling stockholder. It established pcOrder as a separate business unit within Trilogy and then incorporated pcOrder as a Delaware corporation. Trilogy is a leading provider of sales, marketing and business-to-business e-commerce applications. Trilogy's software solutions are designed to integrate each function in a customer's sales and marketing operation, including pricing management, product management, sales, commissions, promotions, contract management and channel management. In addition, Trilogy's software solutions are designed to enable companies to engage in e-commerce as well as improve channel management processes.

    We have a non-exclusive technology license agreement with Trilogy that enables us to develop products based on Trilogy's sales, marketing and e-commerce software applications, including what we believe is one of the industry's leading configuration and pricing technologies. We have extended these applications to support the specific configuration and pricing rules of the computer industry to help industry sales representatives and end users quickly and accurately build and order custom-configured systems across multiple vendors. Although Trilogy does not currently compete directly with us, Trilogy has the right to compete directly or indirectly with us.

    Prior to this offering, Trilogy beneficially owned 12,659,650 shares of our Class B common stock, representing approximately 81% of the shares of our total outstanding common stock and approximately 97% of the total voting power of our common stock. After the sale by Trilogy of 1,775,000 shares in this offering, Trilogy will own 10,884,650 shares of our Class B common stock, representing approximately 67% of the shares of our total outstanding common stock and approximately 94% of the total voting power of our common stock.

    Trilogy has informed us that it does not currently intend to sell or transfer any other shares in the near future. However, other than agreements not to sell any shares during the pendency of the offering or for 90 days after the date of the final prospectus without the prior consent of Goldman, Sachs & Co., Trilogy will not be restricted contractually from selling shares.

                             Corporate Information

    Our principal executive offices are located at 5001 Plaza on the Lake, Austin, Texas 78746. Our telephone number is (512) 684-1100 and our website is located at www.pcorder.com. Information contained on our website is not a part of this prospectus. pcOrder(R), pcOrder.com(R), eStation(TM), ContentSource(TM) and "Moving the Computer Industry to the Web"(TM) are registered and unregistered trademarks, service marks and trade names of pcOrder used in this prospectus.

                                  The Offering

    The following information is based on shares outstanding as of September 30, 1999.

Class A common stock
 offered by pcOrder.......
                              500,000 shares

Class A common stock
 offered by Trilogy.......
                              1,775,000 shares

Class A common stock
 offered by other selling     225,000 shares
 stockholders.............

Shares to be outstanding
 after this offering:

 Class A common stock....     5,337,205 shares
 Class B common stock....     10,884,650 shares
  Total common stock....      16,221,855 shares


Relative rights of Class
 A common stock and Class
 B common stock...........    Except as described below, our Class A common
                              stock and Class B common stock have substantially identical rights. Trilogy beneficially owns all of our outstanding Class B common stock.

                              Voting Rights. Generally, holders of Class B common stock have eight votes per share while holders of Class A common stock have one vote per share. On most matters, Class A common stock and Class B common stock vote together as a single class.

                              Conversion. Prior to a tax-free spin off by Trilogy of Class B common stock, Class B common stock is convertible at any time into shares of Class A common stock on a one-for-one share basis. If Trilogy transfers any shares of Class B common stock, in other than a tax-free spin off, and the beneficial owner after the transfer is not Trilogy, its affiliates or a non-affiliate of Trilogy who acquires more than 50% of the Class B common stock in a single transaction, then the transferred shares are automatically converted into Class A common stock on a one-for-one share basis. If Trilogy transfers more than 50% of its Class B common stock to a non-affiliate in a single transaction, all remaining shares of Class B common stock held by Trilogy or its affiliates are automatically converted into an equal number of shares of Class A common stock. In addition, subject to specific conditions, all shares of Class B common stock are automatically converted into an equal number of shares of Class A common stock upon the fifth anniversary of a tax-free spin off by Trilogy. Prior to the fifth anniversary, Class B common stock is not convertible into Class A common stock, except for shares of Class B common stock held by Trilogy and its affiliates, which automatically convert into an equal number of shares of Class A common stock upon the tax-free spin off. See "Description of Capital Stock".

Use of proceeds...........    For general corporate purposes, including capital
                              expenditures and working capital. See "Use of Proceeds".

Nasdaq National Market
 symbol...................    "PCOR"
--------
The share numbers above
 exclude:

  . 3,023,724 shares issuable upon the exercise of outstanding stock options as of September 30, 1999 under our 1996 Stock Option Plan at a weighted average exercise price of $4.31 per share, and 635,004 shares issuable upon the exercise of outstanding stock options as of September 30, 1999 under our 1999 Stock Option Plan at a weighted average exercise price of $28.52 per share; and

  . 84,421 shares reserved for future grant as of September 30, 1999 under the 1996 Stock Option Plan, and 864,996 shares reserved for future grant as of September 30, 1999 under the 1999 Stock Option Plan.

                             Summary Financial Data

                                                                     Nine Months Ended
                                 Year Ended December 31,               September 30,
                          -----------------------------------------  ------------------
                           1994    1995   1996     1997      1998      1998      1999
                          ------  ------ -------  -------  --------  --------  --------
                                                                        (unaudited)
Statement of Operations
 Data:
                                   (in thousands, except per share data)
Revenues:
 Software and
  subscriptions.........  $  --   $1,836 $ 3,633  $ 6,475  $ 12,651  $  8,736  $ 14,489
 Content and services...     515   1,887   2,249    4,114     9,063     6,423    15,136
                          ------  ------ -------  -------  --------  --------  --------
 Total revenues.........     515   3,723   5,882   10,589    21,714    15,159    29,625
                          ------  ------ -------  -------  --------  --------  --------
Cost of revenues:
 Software and
  subscriptions.........     148     818     822    1,023     3,242     2,197     3,710
 Content and services...     390     953   1,112    2,553     7,068     4,143    11,166
                          ------  ------ -------  -------  --------  --------  --------
 Total cost of
  revenues..............     538   1,771   1,934    3,576    10,310     6,340    14,876
                          ------  ------ -------  -------  --------  --------  --------
Gross profit (loss).....     (23)  1,952   3,948    7,013    11,404     8,819    14,749
Operating expenses:
 Research and
  development...........     106     660   1,168    1,129     4,292     2,933     4,727
 Selling and marketing..      72     577   2,555    4,793    12,151     8,324    13,086
 General and
  administrative........     --      116     726    1,792     3,689     2,456     4,306
 Amortization of
  deferred stock and
  stock compensation
  expense...............     --      --      --       --      1,468       954       953
                          ------  ------ -------  -------  --------  --------  --------
 Total operating
  expenses..............     178   1,353   4,449    7,714    21,600    14,667    23,072
                          ------  ------ -------  -------  --------  --------  --------
Operating income
 (loss).................    (201)    599    (501)    (701)  (10,196)   (5,848)   (8,323)
Interest income.........     --      --      --       --        172       107     1,605
                          ------  ------ -------  -------  --------  --------  --------
Income (loss) before
 income taxes...........    (201)    599    (501)    (701)  (10,024)   (5,741)   (6,718)
Income tax provision
 (benefit)..............     (68)    207    (191)     427      (386)     (203)     (243)
                          ------  ------ -------  -------  --------  --------  --------
Net income (loss).......  $ (133) $  392 $  (310) $(1,128) $ (9,638) $ (5,538) $ (6,475)
                          ======  ====== =======  =======  ========  ========  ========
Basic and diluted net
 income (loss) per
 share..................  $(0.10) $ 0.03 $ (0.02) $ (0.09) $  (0.75) $  (0.43) $  (0.43)
                          ======  ====== =======  =======  ========  ========  ========
Weighted average shares
 outstanding............   1,280  12,800  12,800   12,800    12,861    12,837    15,019
                          ======  ====== =======  =======  ========  ========  ========

    The following table presents our summary balance sheet data as of September 30, 1999 on an actual basis and as adjusted to reflect our receipt of the net proceeds from the sale of the 500,000 shares offered by us in the offering. See "Use of Proceeds" and "Capitalization" for more information concerning proceeds of the offering and our capitalization after the offering.

                                                         September 30, 1999
                                                         -------------------
                                                         Actual  As Adjusted
                                                         ------- -----------
                                                             (unaudited)
                                                           (in thousands)
Balance Sheet Data:
Cash and cash equivalents............................... $44,580  $ 73,454
Working capital.........................................  33,164    62,038
Total assets............................................  77,121   105,995
Stockholders' equity....................................  34,520    63,394

                                  RISK FACTORS

    You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones that we face.

    If any of the following risks actually occur, our business could be adversely affected and the trading price of our common stock could decline. As a result of those events, you could lose all or part of your investment. You should also refer to the other information shown in this prospectus, including our financial statements and the related notes. See also "Special Note Regarding Forward-Looking Statements".

A majority of our revenues come from a few customers.

    Greater than 60% of our revenues came from our five largest customers in each of the last three fiscal years and in the nine months ended September 30, 1999. If we lose or fail to replace any of our large customers, our financial results and stock price may be adversely affected. We plan to expand and diversify our customer base. However, as a result of our limited operating history, we have derived, and over the near term we expect to continue to derive, a significant portion of our revenues from a limited number of large customers.

    The volume of business with specific customers is likely to vary from year to year, and a major customer in one year may not procure software, content or services from us in a subsequent year. Our future growth is dependent in part on our ability to renew existing contracts on terms favorable to us, as well as our ability to penetrate further our existing customer accounts with additional products and services. A decrease in business from one or more of our major customers could have a material adverse effect on our financial results and stock price.

We are dependent on the computer industry, and we may be negatively affected by consolidation in the industry and financial difficulties of industry participants.

    The recent decrease in the number of participants in the computer industry's distribution channel, and the financial difficulties facing many of the participants, could result in the loss of material customers for our solutions or render us unable to increase the number of customers for our solutions. The computer industry is sensitive to general economic, business and industry conditions that can cause buyers of computer products to reduce or delay their investments in computer systems. Any event or condition that results in decreased spending on computer products, or consolidation within the computer industry, could have a negative effect on our customers and negatively impact our business. The number of participants in the channel of distribution of computer products has decreased significantly during 1999. We believe this is the result of consolidations among participants through mergers, acquisitions and other business combinations, business failures, manufacturers aligning with fewer distributors and retailers and other factors. Many of the current participants face serious financial difficulties, or are undergoing significant management or strategic changes, which can cause them to reduce, delay or suspend investments in the type of products and services that we offer.

The sales and implementation cycles for our products and services are long, which can delay the acquisition of new business and the receipt of revenues.

    Our potential customers tend to engage in extensive internal reviews before making purchase decisions. We spend a lot of time educating and providing information to our prospective customers regarding the use and benefits of our products and services. The purchase of our products and services for deployment within a customer's organization often involves a significant commitment of capital and other resources. The purchase of our products and services is therefore subject to delays that are beyond our control, such as the customer's internal procedures to approve large capital expenditures, budgetary constraints and the testing and acceptance of new technologies that affect key operations.

    We have historically experienced a lengthy cycle for sales to resellers, and longer sales cycles for sales to manufacturers and distributors. We most likely will continue to experience lengthy sales cycles in the future. The deployment of our products and services within a customer's organization often takes an extended period of time and requires us to work closely with the customer during the process. Some of our customers have experienced difficulties or delays in completing implementations of our products and services. Similar difficulties or delays could occur in the future. Any of these difficulties or delays could cause delays or non-receipt of related revenues, cause customers to reject our solutions or lead to the delay or non-receipt of future orders for our products and services.

We face significant competition and expect the competition to increase.

    The market for software products that enable e-commerce is intensely competitive, and we expect competition in our market segment to increase substantially. Numerous companies providee-commerce solutions, and several competitors target the computer products industry. Our competitors include both large companies with substantially greater resources and longer operating histories, systems integrators and the internal information technology departments of some of our customers and potential customers.

    We believe that our principal sources of competition currently are systems integrators and the internal information technology departments of our customers and potential customers. These organizations may seek to develop e-commerce solutions through the use of tools offered by our competitors primarily focused on providing e-commerce enabling solutions to the computer industry. Our primary competitors include, but are not limited to, BroadVision, Calico Commerce, C/NET, i2 Technologies, Open Market, Selectica and TechnologyNet. In addition, there are a number of significantly larger companies with which we do not currently compete that do not presently offer the same or similar e-commerce solutions offered by us but that could, with limited barriers to entry, compete directly with us. Also, Trilogy is not prohibited from competing directly or indirectly with us. Increased competition could result in price reductions, reduced margins and loss of market share, any of which would adversely affect our business. Many of our current and potential competitors have significantly longer operating histories and significantly greater financial, technical, marketing and other resources than us. We may be unable to compete successfully with our existing competitors or with new competitors, and failure to do so may adversely affect our financial results and stock price.

We must develop new products, services and features that incorporate technological advances and are responsive to market requirements or risk obsolescence.

    The market for our e-commerce solutions is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete and unmarketable. Our success will depend on our ability to enhance our existing products. Our success will also depend on our ability to develop and introduce, on a timely and cost-effective basis, new products that keep pace with technological developments and emerging industry standards and that address increasingly sophisticated customer requirements. Our business would be adversely affected if we were to incur difficulties or delays in developing new products or enhancements or if those products or enhancements did not gain market acceptance. Specifically:

  . we may not be successful in identifying, developing and marketing product enhancements or new products that respond to technological change or evolving industry standards;

  . we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products; and

  . our new products and enhanced products may not adequately meet the requirements of the marketplace and achieve market acceptance or may not keep pace with advances made by our competitors.

Our business model is evolving and unproven and we may fail to achieve broad market acceptance.

    If a significant number of computer industry participants do not adopt our solutions, or if we fail to retain or fail to further penetrate our existing customer accounts, we may not achieve the critical mass of users necessary to enable the success of our solutions and services. We must attract a significant number of manufacturers and channel partners from the computer industry and expand our existing relationships. In particular, a fundamental element of our business strategy is to enter into contractual relationships with manufacturers and distributors that enable us to derive increasing revenues from those customers to the extent that our e-commerce solutions are more broadly adopted by market participants. In the past, these entities have purchased computer products and accessories and exchanged information regarding these products primarily through traditional means of commerce and communications. The market for the types of products and services that we offer is still emerging and may not continue to grow. Even if the market does continue to grow, our products might not achieve market acceptance among computer product manufacturers, distributors, resellers, retailers, other industry participants and end users, including corporate buyers and consumers. If we are not successful in achieving broad market acceptance of our third-party e-commerce products and services or in achieving significant market share, our financial results and stock price may be adversely affected.

Our business is dependent on our ability to manage our content database and ensure the accuracy of that data.

    Our business depends on our ability to update and maintain an extensive database of technical and descriptive information on computer products, including over 600,000 SKUs from over 1,000 manufacturers. Inaccuracies in the data we maintain could expose us to liabilities and could result in termination of customer contracts.

    In October 1999, we signed an agreement with eCommerce Industries, Inc. ("eci/2/") pursuant to which we have committed to collect and maintain content on office products. We have no experience in creating an information database for office products and may experience unanticipated costs and difficulties in this effort.

    Maintaining our databases is a highly manual process and we utilize a combination of highly trained internal personnel and contract personnel provided by third parties. In addition, our computer systems and databases must be sufficiently scalable to process large amounts of complex product specification and configuration data without significant degradation in performance. In the past, we have experienced periodic difficulties with data accuracy. For example, in the second quarter of 1998, database capacity constraints limited our ability to accept daily pricing and availability updates from distributors, and temporarily disrupted our ability to provide this data to some reseller customers. These problems caused some of those customers to decline or delay contract renewals.

We have a history of losses that we expect to continue in the future.

    During the nine months ended September 30, 1999 and in each fiscal year since inception, we have incurred losses from operations, except for a small operating profit in 1995. At September 30, 1999, we had an accumulated deficit of $17.4 million. We expect operating losses to continue for the foreseeable future. Our ability to become profitable depends on our ability to generate and sustain substantially higher net revenues while controlling expense levels. Our future profitability and success, if any, will depend, among other factors, on our ability to maintain and expand relationships with computer industry participants and end users. Although our revenues have increased in recent periods, there can be no assurance that our revenues will grow in future periods or that we will achieve profitability on a quarterly or annual basis in the future. Even if we do achieve profitability in future fiscal periods, we cannot be sure that we would be able to sustain or increase profitability because of the dynamic nature of our business and the industry in which we compete.

Our operating results are volatile and may fluctuate significantly in future fiscal periods.

    Historically, our revenues and operating results have fluctuated significantly. We expect that they will continue to fluctuate significantly on a quarterly and annual basis due to a combination of factors. We have in the past recognized, and may in the future be required to recognize, a significant portion of revenue derived from perpetual license agreements with our customers in a single fiscal quarter, which can cause significant variations in quarterly revenues. Since a majority of our revenues come from a limited number of large customers, the timing of significant orders and the recognition of revenue from these orders are unpredictable and can cause large fluctuations in quarterly operating results. Other factors that may cause our future revenues and operating results to fluctuate include:

  . our ability to expand significantly our sales, marketing and consulting services organizations;

  . our ability to develop successfully new and enhanced products;

  . the level of demand for our products;

  . the timing and amount of license payments from our customers;

  . the diversion of our potential customers' resources to address internal
    Year 2000 issues;

  . our ability to retain existing customers and increase sales to those customers;

  . the timing and volume of new orders and our capacity to fulfill those orders;

  . the level of product and price competition;

  . the announcement or introduction of new or enhanced products and services by us or our competitors;

  . the amount and timing of operating costs and capital expenditures relating to expansion of our business and sales and marketing infrastructure;

  . downtime of our systems or Internet capacity or reliability problems;

  . the growth in the use and acceptance of, and activity on, the Internet, Web and Internet-related technologies, particularly by corporate, institutional and government users for the purchase of computer products;

  . the extent to which unauthorized access and use of online information is perceived as a threat to network security;

  . seasonal trends in customer purchasing; and

  . general economic conditions.

    It is likely that in some future quarter our revenues and operating results will fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock may decline significantly.

Our stock price has been, and may continue to be, extremely volatile.

    The trading prices of Internet stocks in general, and ours in particular, have experienced extreme price fluctuations in recent months. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. The valuations of many Internet stocks, including ours, are extraordinarily high based on conventional valuation standards such as price to earnings and price to sales ratios. These trading prices and valuations may not be sustained. Any negative change in the public's perception of the prospects of Internet or e-commerce companies could depress our stock price regardless of our results of operations. Other broad market and industry factors may decrease the trading price of our common stock, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, also may decrease the trading price of our common stock. In addition, our stock price could be subject to wide fluctuations in response to the following factors:

  . actual or anticipated variations in our quarterly operating results;

  . announcements of new products, product enhancements, technological innovations or new services by us or our competitors;

  . changes in financial estimates by securities analysts;

  . conditions or trends in the Internet and online commerce industries;

  . changes in the market valuations of other Internet or online service companies;

  . developments in Internet regulations;

  . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  . unscheduled system downtime;

  . additions or departures of key personnel; and

  . sales of our common stock or other securities in the open market.

    In the past, securities class-action lawsuits have often been instituted against companies following stock price declines. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management's attention and resources.

We have a limited operating history, which makes our future prospects difficult to evaluate.

    We were established as a separate business unit within Trilogy in 1993. We were incorporated and began to recognize revenue in 1994. We entered into agreements with a majority of our significant customers since only the third quarter of 1997. Our limited operating history makes an evaluation of our future prospects very difficult. In particular, our prospects should be compared to the prospects of companies in new and rapidly evolving markets and must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. These risks include our ability to:

  . expand our sales, marketing and consulting services organizations;

  . expand our customer base and retain key customers;

  . successfully deploy our products and services;

  . develop and introduce new products and services;

  . manage growing operations; and

  . respond to a rapidly changing competitive environment.

We must expand our sales, marketing and consulting organizations; we are dependent on retaining and attracting key personnel.

    In order to grow our business, we must expand significantly our sales, marketing and consulting organizations. Our future success also depends in significant part upon our ability to retain and attract key management and technical personnel. Competition for qualified personnel is intense, and we have in the past experienced difficulty in recruiting qualified personnel. The loss of key personnel or the inability to attract and retain additional qualified personnel, may have an adverse effect on our business and stock price.

    We particularly depend on the continued services and performance of Ross A. Cooley, our Chairman and Chief Executive Officer, and Christina C. Jones, our President, Chief Operating Officer and founder. Mr. Cooley, in his capacity as our Chairman and Chief Executive Officer, currently performs various executive and leadership functions, including executive management of new customer and new account relationship activities and recruitment of senior management personnel. Ms. Jones, in her capacity as our President and Chief Operating Officer, is principally responsible for managing our daily operations and developing our strategic and operational plans. We currently do not carry key person life insurance for either Mr. Cooley or Ms. Jones.

Trilogy has voting control over pcOrder and may exercise that control in a manner that adversely affects the company or other stockholders.

    Trilogy currently owns approximately 81% of our outstanding common stock and will continue to own approximately 67% after this offering. This level of ownership provides Trilogy with the voting power to determine the outcome of almost any matter submitted for the vote or consent of our stockholders. For example, Trilogy can elect all of our directors, cause an amendment of our Certificate of Incorporation, Bylaws and other documents, and generally control the management of our business and affairs. In addition, the shares of Class B common stock held by Trilogy entitle Trilogy to eight votes, while each share of Class A common stock held by our other stockholders entitle the holders to only one vote per share. Accordingly, Trilogy may retain the ability to determine the outcome of matters submitted to a vote of our stockholders even if it holds less than a majority of our outstanding common stock. If Trilogy sells some or all of its pcOrder common stock to a third party, the third party may be able to control us in the manner that Trilogy is currently able to control us, including the election of all of the members of our board of directors. A sale by Trilogy to a third party may adversely affect our other stockholders, the trading price of our Class A common stock and our business.

    Similarly, Trilogy can prevent, delay or cause a change in control of pcOrder. If Trilogy transfers a controlling interest in pcOrder, our other stockholders may not be able to participate in the transaction or realize any premium or other amounts for their shares of common stock. Trilogy can also take other actions that might be favorable to Trilogy but not necessarily favorable to our other stockholders.

We rely on Trilogy for the license of core technology and the provision of key technical and management support; any conflicts that may arise between us and Trilogy could harm our business.

    We license core technology from Trilogy on a non-exclusive basis and with some limitations. Our business would be disrupted by any termination of the license, or reduction in the performance of the licensed technology, that requires us to develop internally or license similar technology from a third party. We believe that similar technology is not currently available from any third party. If the license from Trilogy were terminated, we might not be able to develop successfully similar technology on our own.

    We have historically relied on Trilogy to provide significant human resource, finance, recruiting, legal and other services. Since our initial public offering in February 1999, we have begun to develop and implement the operational, administrative and other systems and infrastructure necessary to support our current and future business. To date, we have not completed this process. The costs of the development and implementation will be significant. Any failure to develop successfully and implement the systems and infrastructure may have an adverse effect on our business.

    Ownership interests of our directors or officers in Trilogy's common stock, or service as both a director or officer of pcOrder and an officer or employee of Trilogy, could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for pcOrder and Trilogy. Joseph A. Liemandt, one of our directors, is the Chairman and Chief Executive Officer and a substantial stockholder of Trilogy.

    An agreement between us and Trilogy that prohibited Trilogy from competing with us expired on June 1, 1999. While Trilogy does not currently compete directly with us, Trilogy is free to do so. Direct competition with Trilogy could have an adverse effect on our business. Further, Trilogy has joint ownership rights in technology jointly developed by pcOrder and Trilogy during the term of our license arrangement with Trilogy and also have access to technology that we develop for the computer industry. Trilogy can utilize the technology in competition with us or license the technology to our competitors or potential customers, which could have an adverse effect on our business.

System failures could harm our business.

    Our success depends largely upon the efficient and uninterrupted operation of our computer and communication systems. The occurrence of any system failure or similar event could have an adverse effect on our business. We have contracted with some of our customers to provide server hosting and to maintain redundant leased lines to ensure system availability. Our development and management systems are located at a facility that we lease in Austin, Texas. In addition to that facility, we outsource the hosting of some of our servers to third parties. Our systems and operations, whether at our site or through our third-party outsourcing, are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. The measures we have taken to prevent a system failure may not be successful in the future. In addition, we do not have a formal disaster recovery plan and do not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any system failure.

Our business is dependent on the further development and maintenance of the Web infrastructure.

    The emergence and growth of the market for our products is dependent on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. These improvements might not be made or, if made, they might not be made in a sufficiently timely and cost-effective manner to facilitate market acceptance of our products. The recent growth in the use of the Internet has caused frequent periods of performance degradation. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of our products. Our ability to increase the speed with which we provide services to customers and to increase the scope of these services ultimately is limited by, and reliant upon, the speed and reliability of the networks operated by third parties.

There are many risks associated with international operations.

    Although we have had limited sales outside of the U.S. and Canada, we expect to increase our sales in international markets. To expand international sales, we must establish additional foreign operations, build strategic relationships and hire additional personnel. This expansion will require significant management attention and financial resources and could have an adverse effect on our business. In addition, we may be unable to maintain or increase international market demand for our products and services. Although our international sales are primarily denominated in U.S. dollars, we may incur an increasing percentage of obligations denominated in foreign currencies in the future. A change in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and, therefore, potentially less competitive in those markets and could otherwise adversely affect our ability to meet our foreign-currency-denominated obligations. Currently, we do not employ currency hedging strategies to reduce this risk. Our international business may be subject to additional risks, including the following:

  . difficulties in collecting international accounts receivable;

  . difficulties in obtaining export licenses;

  . potentially longer payment cycles;

  . increased costs associated with maintaining international marketing efforts;

  . the introduction of non-tariff barriers and higher duty rates; and

  . difficulties in enforcement of contractual obligations and intellectual property rights.

We may encounter difficulties and unanticipated costs and liabilities in acquiring and effectively integrating assets and businesses from third parties.

    As part of our business strategy, we may acquire assets and businesses principally relating to or complementary to our current operations. Any acquisitions that we undertake will be accompanied by the risks commonly encountered in business acquisitions. These risks include, among other things:

  . potential exposure to unknown liabilities of acquired companies;

  . the difficulty and expense of assimilating the operations and personnel of acquired businesses;

  . diversion of management time and attention and other resources;

  . loss of key employees and customers as a result of changes in management;

  . the incurrence of amortization expenses; and

  . possible dilution to our stockholders.

    In addition, geographic distances may make the integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. As of the date of this prospectus, we have no agreements or understandings regarding any future acquisitions.

We may be unable to adequately protect or enforce our intellectual property rights; we may infringe the intellectual property rights of third parties.

    Our efforts to protect our intellectual property rights through copyright, trademark, patent and trade secret laws may not be effective to prevent misappropriation or infringement of our rights or create barriers to the development of competitive products or services. Our success depends in part on our ability to protect our proprietary software and other intellectual property. To protect our proprietary rights, we rely generally on copyright, trademark, patent and trade secret laws, confidentiality agreements with employees and third parties and license agreements with consultants, vendors and customers. However, we have not signed those agreements in every case. Despite those protections, a third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our agreements with employees, consultants and others who participate in product development activities may be breached, we may not have adequate remedies for any breach, and our software or trade secrets may otherwise become known or independently developed by competitors.

    Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of intellectual property rights, especially patents. If a blocking patent has been issued or is issued in the future, we would need to either obtain a license or design around the patent. There can be no assurance that we would be able to obtain a license on acceptable terms, if at all, or to design around the patent. We pursue the registration of some of our trademarks and service marks in the U.S. and in some other countries, although we have not secured registration of all of our marks. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the U.S. Effective copyright, trademark and trade secret protection may not be available in those jurisdictions. We license some of our proprietary rights to third parties. Those licensees may not abide by compliance and quality control guidelines regarding proprietary rights and the licensees may take actions that would adversely affect our business.

    The computer software industry is characterized by frequent and substantial intellectual property litigation that often is complex and expensive and involves a significant diversion of resources and uncertainty of outcome. In the future, we may need to pursue litigation to enforce and protect our intellectual property rights or to defend against a claim of infringement or misappropriation. We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. However, we have not conducted and do not intend to conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, which generally are confidential when filed. Any claims against us relating to the infringement or misappropriation of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources and in injunctions preventing us from distributing some products.

Our business substantially depends on the continued growth of e-commerce.

    If the Internet as a commercial or business medium fails to develop or develops more slowly than expected, our business would be adversely affected. The increased use of the Internet for retrieving, sharing and transferring information among computer industry participants has only recently developed. Our success will depend in large part on continued growth in, and the use of, the Internet for commerce, which depends on:

  . growth in commercial access to, and acceptance of, new interactive technologies;

  . development of technologies that facilitate interactive communication between organizations and targeted audiences; and

  . increases in user bandwidth.

    Critical issues about commercial use of the Internet are unresolved, including security, reliability, cost, ease of access, quality of service and necessary increases in bandwidth availability. These issues are likely to affect the development of the market for our products and services. The adoption of the Internet for information retrieval and exchange, commerce and communications generally will require the acceptance of a new and evolving medium of conducting business and exchanging information. That acceptance is likely only if the Internet provides greater efficiency and an improved arena of commerce and communication.

Our failure to manage growth and enhance our organizational structure could impair our business.

    Our growth and new projects have placed significant demands on our management and other resources. Our revenues increased from $5.9 million in 1996 to $29.6 million for the nine months ended September 30, 1999. Our staff increased from one employee in June 1994 to 219 employees at September 30, 1999. This growth has resulted in, and can be expected to continue to require, substantial expansion of our infrastructure, including operating and financial systems and controls and the geographic scope of our operations and customers. Recent rapid growth has also resulted in new and increased responsibilities for management personnel. The growth has placed and, if it continues, is expected to continue to place, a significant strain on our management and operations. In addition, we have historically relied on Trilogy to provide some human resource, finance, recruiting, legal and other services. We are in the process of assuming responsibility for many of those services. If we are unable to develop the personnel and infrastructure necessary to manage an increased level of business and operations, our financial performance and stock price may be adversely affected.

We may experience unanticipated expenses and other problems related to Year 2000 issues.

    Year 2000 problems are caused by computer systems that only use a two-digit year value and, accordingly, will be subject to error or failure when the Year 2000 arrives. We have conducted evaluations to assess whether our business and our products present Year 2000 risks as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance." However, the Year 2000 problem is pervasive and complex and there is a risk that we have not identified all of the Year 2000 issues that may affect us or that any remedial efforts we undertake will not adequately address identified Year 2000 problems. We have made limited contingency plans for the remediation of Year 2000 problems that may affect our information technology systems and products, or the third-party equipment and software utilized by us. Any significant Year 2000 problem that may arise in our business or in our products, including products we license from Trilogy, may result in a disruption in our business, require us to make large, unplanned expenditures or cause us to lose customers.

Our business will suffer if our products contain errors or defects.

    Our products may contain undetected errors or defects when first introduced or as new versions are released. Our introduction of new products or product enhancements with reliability, quality or compatibility problems could also result in reduced bookings, delays in collecting accounts receivable and in additional service and warranty costs. We have in the past experienced difficulties and delays in successfully installing our products at some customer sites. Similar problems may occur in the future. We have recently transitioned our product architecture to a more modular and flexible design. New customers may experience performance problems with this new technology platform, whether in the form of bugs, compatibility difficulties or otherwise. In addition, our existing customers could experience problems in transitioning to our new technology platform. If we fail to properly manage the transition by our existing customers to our new technology platform, we could see cancellation of customer contracts, a decline in our competitive position or reduced or delayed sales of our products. In addition, defects or errors in our products may result in product liability claims being brought against us. We currently have only limited insurance coverage against product liability claims. We may be unable to renew our insurance in the future and any insurance we have may be inadequate to cover any claims brought against us.

We may be unable to meet our future capital requirements.

    We need substantial working capital to fund our business. Although we currently believe that our existing capital resources together with the proceeds to us from this offering will be sufficient to meet our presently anticipated cash requirements for at least the next 12 months, we may need to raise additional financing before that time. We cannot be sure that additional financing will be available to us on favorable terms when required, or at all. If additional funds are raised through the issuance of equity securities, our stockholders may experience significant dilution. In addition, financing may not be available when needed or may not be available on acceptable terms. If financing is not available when required or is not available on acceptable terms, we may be unable to expand our sales and marketing organization, develop new products and product enhancements, or take advantage of business opportunities or respond to competitive pressures.

Future sales of common stock by Trilogy or insiders could adversely affect our stock price.

    Sales by Trilogy or our officers and directors of significant amounts of common stock in the public market or the perception that these sales could occur, could adversely affect our stock price. Trilogy has registration rights for its shares of common stock, which rights could facilitate any future disposition.

Investors will incur immediate and substantial dilution.

    The offering price is substantially higher than the book value per share of all of the outstanding classes of common stock. As a result, investors purchasing Class A common stock in this offering will incur immediate and substantial dilution. To the extent outstanding options to purchase Class A common stock are exercised, there will be further dilution to those investors. See "Dilution" and "Shares Eligible for Future Sale".

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, including the sections entitled "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Business", contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors". These factors may cause our actual results to differ materially from any forward-looking statement. All forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update these statements.

                                USE OF PROCEEDS

    The net proceeds to us from our sale of the 500,000 shares of Class A common stock in the offering are estimated to be approximately $28,874,000 after deducting the underwriting discount and the estimated offering expenses payable by us.

    The principal purposes of this offering are to increase our working capital and to increase the public market float for our common stock. We intend to use the net proceeds for general corporate purposes, including working capital and capital expenditures. We may, when and if the opportunity arises, use a portion of the proceeds to acquire or invest in complementary businesses, products or technologies. We have no present understandings, commitments or agreements for any material investment or acquisition. Pending any of these uses, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

    We will not receive any of the proceeds from the sale of Class A common stock by Trilogy or the other selling stockholders in connection with this offering.

                          PRICE RANGE OF COMMON STOCK

    Our Class A common stock has been traded on the Nasdaq National Market since February 26, 1999 under the symbol "PCOR". Through November 8, 1999, the high and low closing prices for the common stock were as follows:

                                                                   High   Low
   1999                                                           ------ ------
   First Quarter (from February 26, 1999)........................ $70.25 $39.50
   Second Quarter................................................  80.00  30.38
   Third Quarter.................................................  41.00  27.38
   Fourth Quarter (through November 8, 1999).....................  62.38  34.50

    As of November 8, 1999, the last reported closing price of the common stock on the Nasdaq National Market was $61.50 and 15,988,812 shares of the common stock were held by approximately 263 record holders.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth, as of September 30, 1999, our cash position and capitalization on an actual basis and on an as adjusted basis to give effect to the conversion of Class B common stock in connection with the offering and our receipt of the estimated net proceeds from the sale of shares of the common stock offered by us at an assumed price to the public of $61.50 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this prospectus.

                                                           September 30, 1999
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                              (unaudited)
                                                             (in thousands)
Cash and cash equivalents................................ $ 44,580   $ 73,454
                                                          ========   ========
Long-term obligations, less current portion.............. $    --    $    --
Stockholders' equity:
  Preferred stock, $.01 par value per share; 10,000,000
   shares authorized; no shares issued or outstanding
   (actual and as adjusted)..............................      --         --
  Class A common stock, $.01 par value per share;
   37,243,000 shares authorized; 3,062,205 shares issued
   and outstanding (actual) and 5,337,205 shares issued
   and outstanding (as adjusted).........................       30         53
  Class B common stock, $.01 par value per share;
   12,757,000 shares authorized; 12,659,650 shares issued
   and outstanding (actual) and 10,884,650 shares issued
   and outstanding (as adjusted).........................      127        109
Additional paid-in capital...............................   52,937     81,806
Deferred stock compensation..............................   (1,131)    (1,131)
Unrealized gain on investments...........................        4          4
Accumulated deficit......................................  (17,447)   (17,447)
                                                          --------   --------
    Total stockholders' equity...........................   34,520     63,394
                                                          --------   --------
      Total capitalization............................... $ 34,520   $ 63,394
                                                          ========   ========

--------


The outstanding share information excludes:


    . 3,023,724 shares issuable upon the exercise of outstanding stock options as of September 30, 1999 under our 1996 Stock Option Plan at a weighted average exercise price of $4.31 per share, and 635,004 shares issuable upon the exercise of outstanding stock options as of September 30, 1999 under our 1999 Stock Option Plan at a weighted average exercise price of $28.52 per share; and

    . 84,421 shares reserved for future grant as of September 30, 1999 under the 1996 Stock Option Plan, and 864,996 shares reserved for future grant as of September 30, 1999 under the 1999 Stock Option Plan.

                                    DILUTION

    Our net tangible book value as of September 30, 1999 was approximately $34.5 million, or $2.20 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to our sale of the 500,000 shares offered under this prospectus at an assumed price to the public of $61.50 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of September 30, 1999 would have been approximately $63.4 million, or $3.91 per share of common stock. This amount represents an immediate increase in net tangible book value of $1.71 per share to existing stockholders and an immediate dilution of $57.59 per share to new investors. The following table illustrates this per share dilution:

   Assumed price per share.........................................       $61.50
     Net tangible book value per share as of September 30, 1999.... $2.20
     Increase per share attributable to new investors..............  1.71
                                                                    -----
   Net tangible book value per share after this offering...........         3.91
                                                                          ------
   Dilution per share to new investors.............................       $57.59
                                                                          ======

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and with the Financial Statements and Notes thereto which are included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data at December 31, 1997 and 1998 are derived from the audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1994 and 1995, and the balance sheet data at December 31, 1994, 1995 and 1996 are derived from audited financial statements not included in this prospectus. The statement of operations data for the nine month periods ended September 30, 1998 and 1999, and the selected balance sheet data at September 30, 1999 are derived from unaudited interim financial statements elsewhere in this prospectus and, in our opinion, included all adjustments consisting solely of normal recurring adjustments which are necessary to present fairly the results for these periods. Historical results are not necessarily indicative of future results and the results for interim periods are not necessarily indicative of results to be expected for the entire year.

   The selected financial data reflect that prior to 1997, we relied on Trilogy for all of our cash management requirements. For the year ended December 31, 1998, the unaudited pro forma income tax benefit is $292,000, the unaudited pro forma net loss is $9,732,000, and the unaudited pro forma basic and diluted net loss per share is $0.76. For the nine months ended September 30, 1999 the unaudited pro forma income tax benefit is $0, the unaudited pro forma net loss is $6,718,000, and the unaudited pro forma basic and diluted net loss per share is $0.45. All of these figures are computed as if we filed a separate income tax return.

                                                                      Nine Months Ended
                                  Year Ended December 31,               September 30,
                          ------------------------------------------  ------------------
                           1994    1995    1996     1997      1998      1998      1999
                          ------  ------- -------  -------  --------  --------  --------
                                                                         (unaudited)
                           (in thousands, except per share data)
Statement of Operations
 Data:
Revenues:
 Software and
  subscriptions.........  $  --   $ 1,836 $ 3,633  $ 6,475  $ 12,651  $  8,736  $ 14,489
 Content and services...     515    1,887   2,249    4,114     9,063     6,423    15,136
                          ------  ------- -------  -------  --------  --------  --------
 Total revenues.........     515    3,723   5,882   10,589    21,714    15,159    29,625
                          ------  ------- -------  -------  --------  --------  --------
Cost of revenues:
 Software and
  subscriptions.........     148      818     822    1,023     3,242     2,197     3,710
 Content and services...     390      953   1,112    2,553     7,068     4,143    11,166
                          ------  ------- -------  -------  --------  --------  --------
 Total cost of
  revenues..............     538    1,771   1,934    3,576    10,310     6,340    14,876
                          ------  ------- -------  -------  --------  --------  --------
Gross profit (loss).....     (23)   1,952   3,948    7,013    11,404     8,819    14,749
Operating expenses:
 Research and
  development...........     106      660   1,168    1,129     4,292     2,933     4,727
 Selling and marketing..      72      577   2,555    4,793    12,151     8,324    13,086
 General and
  administrative........     --       116     726    1,792     3,689     2,456     4,306
 Amortization of
  deferred stock and
  stock compensation
  expense...............     --       --      --       --      1,468       954       953
                          ------  ------- -------  -------  --------  --------  --------
 Total operating
  expenses..............     178    1,353   4,449    7,714    21,600    14,667    23,072
                          ------  ------- -------  -------  --------  --------  --------
Operating income
 (loss).................    (201)     599    (501)    (701)  (10,196)   (5,848)   (8,323)
Interest income.........     --       --      --       --        172       107     1,605
                          ------  ------- -------  -------  --------  --------  --------
Income (loss) before
 income taxes...........    (201)     599    (501)    (701)  (10,024)   (5,741)   (6,718)
Income tax provision
 (benefit)..............     (68)     207    (191)     427      (386)     (203)     (243)
                          ------  ------- -------  -------  --------  --------  --------
Net income (loss).......  $ (133) $   392 $  (310) $(1,128) $ (9,638) $ (5,538) $ (6,475)
                          ======  ======= =======  =======  ========  ========  ========
Basic and diluted net
 income (loss) per
 share..................  $(0.10) $  0.03 $ (0.02) $ (0.09) $  (0.75) $  (0.43) $  (0.43)
                          ======  ======= =======  =======  ========  ========  ========
Weighted average shares
 outstanding............   1,280   12,800  12,800   12,800    12,861    12,837    15,019
                          ======  ======= =======  =======  ========  ========  ========

   In the following table, working capital (deficit) at December 31, 1996 includes the effect of deferred revenue of $2,162,000, working capital (deficit) at December 31, 1997 includes the effect of deferred revenue of $4,212,000, and working capital (deficit) at December 31, 1998 includes the effect of deferred revenue of $10,428,000.

                                     December 31,
                         ---------------------------------------  September 30,
                          1994    1995   1996    1997     1998        1999
                         ------  ------ ------  -------  -------  -------------
                                                                   (unaudited)
                                           (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $  --   $  --  $  --   $ 2,207  $ 4,726     $44,580
Working capital
 (deficit)..............   (291)    255   (253)  (1,489)  (9,045)     33,164
Total assets............  1,088   1,492  3,435    4,978   12,254      77,121
Stockholders' equity
 (deficit)..............   (287)    442    132     (995)  (8,545)     34,520

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Financial Statements and Notes thereto, and the other information included elsewhere in this prospectus.

Overview

    pcOrder is a leading provider of business-to-business software applications, content and related services that are designed to enable the computer industry's suppliers, resellers and end users to buy and sell products online. Our tailored solutions are designed to enable computer industry participants to take advantage of the increasing adoption of e-commerce to automate sales and distribution functions such as product search, comparison, configuration, quoting, pricing, financing, ordering and reseller selection. Our solutions are designed to enable our customers to lower their cost of sales and marketing, reduce inventory levels, and more efficiently interact with their business partners and customers.

    We were established as a separate business unit within Trilogy in July 1993, and were incorporated in July 1994. We began to recognize revenue in April 1994, and have periodically released new products and enhancements to our existing products since that date. In late 1996, Ross A. Cooley joined as Chairman and Chief Executive Officer and brought significant computer industry experience and long-term relationships with computer industry participants to pcOrder. Since that time, our e-commerce solutions for the computer industry have gained broader acceptance, and industry participants including Beyond.com, Compaq, CompuCom Systems, CompUSA, CMP Media, Dell, GE Capital, Hewlett-Packard, Ingram Micro, IBM, Inktomi, Kingston Technology, EDS, Nortel Networks, Quantum Computers, Scribona Computer Products, Tech Data and ZDNet, have adopted either our software applications, our content and related services, or both.

    We derive our revenues from software and subscription fees and content and related service fees. Software and subscription fees consist of subscription-based and perpetual license arrangements. Before 1997, our software and subscription fees had been derived primarily from perpetual licenses of our products. In late 1996, we commenced a transition of our pricing model to subscription-based arrangements. Currently, we derive the majority of our software and subscription fees from subscription-based arrangements, but may from time to time grant perpetual licenses to accommodate individual customer needs. Content fees are charged on a subscription basis for access to and maintenance of information stored in our product database. Our service fees consist of providing integration, customization, training and Web-hosting services to our customers. These fees are generally charged on a time and materials basis. However, we have in the past and may from time to time in the future provide these services on a fixed price basis.

    Historically, our content and related services have been sold in conjunction with our software applications. However, in early 1999, we launched ContentSource, a subscription-based service that allows customers to subscribe solely to our content without licensing our software. This service is primarily targeted towards Internet retailers, corporate resellers, distributors, and third parties that provide shopping services to Internet portals. Revenues from this service began to be recognized during the third quarter of 1999.

    Revenue from perpetual licenses and software subscription is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. In the case of perpetual licenses, revenue is recognized immediately upon achievement of the above criteria. In the case of subscriptions, which represent the majority of our contracts, revenue recognition commences upon achievement of the above criteria, but is generally recognized over the life of the arrangement. Subscriptions also require renewal features for continued license access and services beyond the initial contract period. Software maintenance fees relating to perpetual licenses are recognized over the term of the applicable maintenance agreement. Content fees, including fees from ContentSource, are generally recognized over the applicable service period, which generally commences upon initial content entry or delivery.

    Time and materials service fees are recognized as the services are performed. We recognize revenue on fixed price service arrangements upon the completion of specific contractual events, or based on an estimated percentage of completion as work progresses.

    In June 1999, we expanded our customer relationship with Compaq. Under the new agreement, we agreed to provide a broader range of software applications and services across more of Compaq's electronic commerce initiatives and included international as well as domestic deployments. The agreement is a multi-year subscription-based agreement, but can be terminated earlier by either party upon prior notice in the event of a payment default, material breach, failure of pcOrder to provide specific deliverables, and termination of business. Revenues from this agreement began to be recognized during the third quarter of 1999.

    In October 1999, we entered into an agreement with eci/2/, a leading e-commerce company in the office products industry. The deal is a multi-year subscription-based agreement that grants eci/2/ exclusive rights to sublicense our core e-commerce technology in the office products industry. Additionally, we and eci/2/ will share in the development of a comprehensive office supply content database that will be distributed by both companies as part of their overall e-commerce services. In connection with the strategic relationship, we made a $3.2 million minority equity investment in eci/2/ and Christina Jones, our President and Chief Operating Officer, joined the board of directors of eci/2/. The investment will be accounted for under the cost method of accounting.

    We record cash advances and amounts billed in excess of revenue recognized as deferred revenue. Our deferred revenue balance on September 30, 1999 was $28.4 million. Approximately $27.0 million of this deferred revenue is expected to be recognized as revenue within the following 12 months, with the remaining amount expected to be recognized in later periods. The deferred revenue balance generally results from billings to and collections from customers in advance of receipt of products or performance of services. The timing and amount of cash advances from customers can vary significantly depending on specific contract terms and can therefore have a significant impact on the amount of deferred revenue in any given period. Deferred revenue is not indicative of our contract backlog or future revenues. Fluctuations in deferred revenue result in similar fluctuations in our cash flow from operations.

    Statement of Position 97-2, "Software Revenue Recognition" was issued in October 1997 by the American Institute of Certified Public Accountants and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2". We adopted SOP 97-2 and SOP 98-4 effectiveJanuary 1, 1998. Effective December 15, 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, "Software Revenue Recognition', With Respect to Certain Transactions". SOP 98-9 amends SOP 97-2 and 98-4, extending the deferral of the application of some passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We do not believe that the final adoption of SOP 98-9 will adversely affect our financial condition or results of operations.

    In connection with an intercompany license agreement with Trilogy, we are obligated to pay Trilogy royalties based on fees generated from perpetual license agreements, software maintenance and subscription-based licenses. Also, we have entered into agreements with Trilogy for administrative, operational and corporate support services, including some consulting, tax administration, payroll, payroll accounting, banking, corporate finance, recruiting and employee training services. In addition, from inception through August 25, 1999, we were subject to a tax allocation agreement with Trilogy and were a member of the Trilogy consolidated tax group. Effective August 26, 1999, we became de-consolidated from the Trilogy consolidated tax group. See "Certain Relationships and Transactions-- Agreements with Trilogy", Notes 2 and 6 of the Notes to Financial Statements and Note 8 of the Notes to Condensed Financial Statements included elsewhere herein for more information.

    Except for a small profit in 1995, we have incurred annual losses from operations since our inception in July 1993 to date, and we expect to continue to incur losses from operations on both a quarterly and an annual basis for the foreseeable future. We had an accumulated deficit of $17.4 million at September 30, 1999. Further, we intend to continue to increase expenditures on sales and marketing personnel, programs and activities to increase sales of our products and services to our existing customers and to new customers. However, historically we have experienced a lengthy cycle for sales of our products to resellers and longer sales cycles for sales of our products to manufacturers and distributors. Consequently, even if we achieve increased sales of our products and services as a result of our investments in our sales force, these increases likely will not be recognized in the quarter in which these investments are made.

    Because the market for our products has only recently emerged, and based on other factors described elsewhere in this prospectus, we believe that our quarterly and annual revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons should not be relied upon as indications of our future performance. In addition, although our revenues have increased in recent periods, there can be no assurance that our revenues will grow in future periods, that they will grow at past rates or that we will achieve profitability on a quarterly or annual basis in the future. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. There can be no assurance that we will be successful in addressing these risks and difficulties or that we will achieve or sustain profitability in the future.

Results of Operations

    The following table sets forth our results of operations expressed as a percentage of total revenues. Our historical operating results are not necessarily indicative of the results for any future period.

                                                                     Nine
                                                                 Months Ended
                                Year Ended December 31,          September 30,
                                -----------------------------    ----------------
                                 1996       1997       1998       1998      1999
                                -------    -------    -------    ------    ------
Revenues:
  Software and subscriptions...      62%        61%        58%       58%       49%
  Content and services.........      38         39         42        42        51
                                -------    -------    -------    ------    ------
    Total revenues.............     100        100        100       100       100
                                -------    -------    -------    ------    ------
Cost of revenues:
  Software and subscriptions...      14         10         15        15        12
  Content and services.........      19         24         33        27        38
                                -------    -------    -------    ------    ------
    Total cost of revenues.....      33         34         48        42        50
                                -------    -------    -------    ------    ------
Gross profit...................      67         66         52        58        50
Operating expenses:
  Research and development.....      20         11         20        20        16
  Selling and marketing........      43         45         56        55        44
  General and administrative...      12         17         17        16        15
  Amortization of deferred
   stock and stock compensation
   expense.....................     --         --           6         6         3
                                -------    -------    -------    ------    ------
    Total operating expenses...      75         73         99        97        78
                                -------    -------    -------    ------    ------
Operating loss.................      (8)        (7)       (47)      (39)      (28)
Interest income................     --         --           1         1         5
                                -------    -------    -------    ------    ------
Loss before income taxes.......      (8)        (7)       (46)      (38)      (23)
Income tax provision
 (benefit).....................      (3)         4         (2)       (1)       (1)
                                -------    -------    -------    ------    ------
Net loss.......................      (5)%      (11)%      (44)%     (37)%     (22)%
                                =======    =======    =======    ======    ======

Comparison of Nine Months Ended September 30, 1998 and 1999

Revenues

    Total revenues increased 95% from $15.2 million for the nine months ended September 30, 1998 to $29.6 million for the nine months ended September 30, 1999. Our top five customers during the nine months ended September 30, 1998 accounted for 65% of total revenues. Our top five customers for the nine months ended September 30, 1999 accounted for 67% of total revenues.

    Software and Subscriptions. Software and subscriptions revenues increased 66% from $8.7 million for the nine months ended September 30, 1998 to $14.5 million for the nine months ended September 30, 1999. These amounts represented 58% of total revenues for the nine months ended September 30, 1998 and 49% of total revenues for the nine months ended September 30, 1999. The increase in absolute dollars was due primarily to higher subscription revenues related to new customer additions during 1999 and an expansion of the software solutions being provided to our existing customer base. Additionally, revenues from perpetual licenses were higher during the nine months ended September 30, 1999. Software and subscriptions revenues decreased as a percentage of total revenues primarily due to a higher relative increase in content and services revenues.

    Software and subscriptions revenues recognized under perpetual licenses were $1.9 million for the nine months ended September 30, 1998 and $3.3 million for the nine months ended September 30, 1999. These amounts represented 12% of total revenues for the nine months ended September 30, 1998 and 11% of total revenues for the nine months ended September 30, 1999. The increase in absolute dollars was due primarily to new perpetual license agreements that we executed and delivered during the nine months ended September 30, 1999.

    Content and Services. Content and services revenues increased 136% from $6.4 million for the nine months ended September 30, 1998 to $15.1 million for the nine months ended September 30, 1999. These amounts represented 42% of total revenues for the nine months ended September 30, 1998 and 51% of total revenues for the nine months ended September 30, 1999. The increase in absolute dollars and as a percentage of total revenues was due primarily to additional software integration, customization and training fees, and to a lesser extent, higher content and hosting fees. These increases are attributable to new customer additions, including content only customers, as well as an increase in the level of services being provided to our existing customer base. It is expected that the level of content and services revenues as a percentage of total revenues may increase slightly over the near term.

Cost of Revenues

    Software and Subscriptions. Cost of software and subscriptions revenues consists primarily of royalties paid to Trilogy and the costs of providing maintenance and support to our software customers. Cost of software and subscriptions revenues increased 69% from $2.2 million for the nine months ended September 30, 1998 to $3.7 million for the nine months ended September 30, 1999. These amounts represented 25% of software and subscriptions revenues for the nine months ended September 30, 1998 and 26% of software and subscriptions revenues for the nine months ended September 30, 1999. The increase in cost of software and subscriptions revenues in absolute dollars was due primarily to an increase in customer support costs. To a lesser extent, the increase was due to additional royalties paid to Trilogy on specific software and subscriptions revenues. The increase in royalties resulted from higher software and subscriptions revenues and a higher proportion of perpetual license revenues which carry a higher royalty rate.

    Content and Services. Cost of content and services revenues consists primarily of the cost of providing access, entry, update and maintenance services for product content services and the cost of in-house and contract personnel providing software integration, customization and training services. Additionally, the cost of providing hosting services to our customers is also included in this line. Cost of content and services revenues increased 170% from $4.1 million for the nine months ended September 30, 1998 to $11.2 million for the nine months ended September 30, 1999. These amounts represented 65% of content and services revenues for the nine months ended September 30, 1998 and 74% of content and services revenues for the nine months ended September 30, 1999. The increase in cost of content and services revenues in absolute dollars and as a percentage of content and services revenues was due primarily to an increase in headcount and related costs within our content management group, and increased personnel and other costs associated with providing increased software integration, customization, training and hosting services to our software customers.

Operating Expenses

    Research and Development. Research and development expenses consist primarily of personnel costs to support our product development efforts. Research and development expenses increased 61% from $2.9 million for the nine months ended September 30, 1998 to $4.7 million for the nine months ended September 30, 1999. These amounts represented 20% of total revenues for the nine months ended September 30, 1998 and 16% of total revenues for the nine months ended September 30, 1999. The increase in absolute dollars was primarily due to an increase in internal development personnel and related costs as well as higher outsourced development costs. Although quarterly results may fluctuate, we believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, expect research and development costs in absolute dollars to increase in future periods.

    Selling and Marketing. Selling and marketing expenses consist primarily of salaries and outsourced personnel costs, advertising, travel, tradeshows and public relations expenses. Selling and marketing expenses increased 57% from approximately $8.3 million for the nine months ended September 30, 1998 to $13.1 million for the nine months ended September 30, 1999. These amounts represented 55% of total revenues for the nine months ended September 30, 1998 and 44% of total revenues for the nine months ended September 30, 1999. The increase in absolute dollars was primarily due to an increase in selling and marketing personnel, higher overall sales costs related to higher orders and increased marketing campaign expenditures. Although quarterly results may fluctuate, we believe that these expenses will increase in absolute dollars in future periods as we continue to expand our sales and marketing organization and activities.

    General and Administrative. General and administrative expenses consist primarily of personnel costs, recruiting and professional legal and accounting services, as well as management fees paid to Trilogy. General and administrative expenses increased 75% from $2.5 million for the nine months ended September 30, 1998 to $4.3 million for the nine months ended September 30, 1999. These amounts represented 16% of total revenues for the nine months ended September 30, 1998 and 15% of total revenues for the nine months ended September 30, 1999. The increase in absolute dollars was primarily due to increased personnel and related costs and higher facility expenses, all of which have been necessary to support our growth. Although quarterly results may fluctuate, we believe general and administrative expenses will increase in absolute dollars as we continue to expand our personnel and infrastructure to support our growth.

    Amortization of Deferred Stock and Stock Compensation Expense. We record deferred stock compensation for the difference between the exercise price of some specific stock option grants and the deemed fair value of our common stock at the time of these grants. This amount is amortized over the vesting periods of the underlying options. During the nine months ended September 30, 1998, the amortization totaled approximately $585,000. Additionally, during the nine months ended September 30, 1998, we recorded approximately $369,000 in stock compensation expense which represents the fair value of options granted to some non-employees during that period. For the nine months ended September 30, 1999, amortization of deferred stock compensation expense totaled approximately $953,000.

    Interest Income. Interest income represents income earned on cash and cash equivalents and our short and long-term investments. Interest income totaled approximately $107,000 for the nine months ended September 30, 1998 and approximately $1.6 million for the nine months ended September 30, 1999. The increase in interest income is due to the increase in our cash and cash equivalents and short-term and long-term investments as a result of our initial public offering in February 1999.

    Income Taxes. From inception through August 25, 1999, we were included in the consolidated income tax returns of Trilogy. Through this date, we were party to a tax sharing agreement with Trilogy. Effective August 26, 1999, we were no longer part of the consolidated tax group of Trilogy and, accordingly, began accounting for our income taxes on a stand-alone basis. Additionally, effective August 26, 1999, we were no longer subject to the intercompany tax sharing agreement with Trilogy on a prospective basis. See "Certain Relationships and Transactions--Agreements with Trilogy", Notes 2 and 6 of the Notes to Financial Statements, Note 8 of the Notes to Condensed Financial Statements.

    Our effective tax rate was 4% for the nine months ended September 30, 1998 and 4% for the nine months ended September 30, 1999. These amounts reflect the income tax benefits that we were able to realize under the tax sharing arrangement with Trilogy. Had we filed a separate income tax return for the nine months ended September 30, 1998, our effective tax rate would have been approximately 3% versus 4% on a consolidated basis. The difference between the two rates was due to us not being able to fully utilize certain income tax benefits on a stand-alone basis. Had we filed a separate income tax return for the nine months ended September 30, 1999, no income tax benefit would have been recorded due to a full valuation allowance having been provided on our deferred tax assets as a result of the uncertainties surrounding their future utilization.

Comparison of 1997 and 1998

Revenues

    Total revenues increased 105% from $10.6 million in 1997 to $21.7 million in 1998. Our top five customers in 1997 accounted for 64% of total revenues during the year, and our top five customers in 1998 accounted for 62% of total revenues during the year.

    Software and Subscriptions. Software and subscriptions revenues increased 95% from $6.5 million in 1997 to $12.7 million in 1998, and represented 61% of total revenues in 1997 and 58% of total revenues in 1998. The increase in absolute dollars was due primarily to the addition of subscription-based and perpetual license customers and increased subscription-based arrangements for additional authorized users for existing customers. Software and subscriptions revenues decreased as a percentage of total revenues primarily due to a higher relative increase in content and services revenues related to additional content fees, software integration, customization and training services associated with our increased customer base.

    Software and subscriptions revenues recognized under perpetual licenses were $744,000 in 1997 and $3.2 million in 1998 and represented 7% of total revenues in 1997 and 15% of total revenues in 1998. The increase in absolute dollars and as a percentage of total revenues was due primarily to a perpetual license agreement executed and delivered during 1998.

    Content and Services. Content and services revenues increased 120% from $4.1 million in 1997 to $9.1 million in 1998, and represented 39% of total revenues in 1997 and 42% of total revenues in 1998. The increase in absolute dollars and as a percentage of total revenues was due primarily to additional content fees and software integration, customization and training services associated with our increased customer base.

Cost of Revenues

    Software and Subscriptions. Cost of software and subscriptions revenues consists primarily of royalties paid to Trilogy and the cost of providing software maintenance. Cost of software and subscriptions revenues increased 217% from $1.0 million during 1997 to $3.2 million during 1998, representing 16% of software and subscriptions revenues in 1997 and 26% of software and subscriptions revenues in 1998. The increase in cost of software and subscriptions revenues in absolute dollars was due primarily to the increase in customer support headcount and the related operating expenses and the increase in royalties paid to Trilogy on software applications as a result of increased total revenues. The increase in cost of software and subscriptions revenues as a percentage of software and subscriptions revenues was due primarily to the increased personnel and other costs associated with providing software maintenance services to a greater number of customers and due to the increase in perpetual license revenues which has a higher royalty percentage, as a percentage of total revenues.

    Content and Services. Cost of content and services revenues consist primarily of the cost of providing access, entry, update and maintenance services for computer product information services and the cost of in-house and contract personnel providing software integration, customization and training services. Cost of content and services revenues increased 177% from $2.6 million in 1997 to $7.1 million in 1998, representing 62% of content and services revenues in 1997 and 78% of content and services revenues in 1998. The increase in cost of content and services revenues in absolute dollars and as a percentage of content and services revenues was due primarily to the increase in headcount within our content management group, known as PC Labs, and the depreciation related to additional computer equipment for PC Labs purchased during 1998 and the increased personnel and other costs associated with providing software integration, customization and training services to a greater number of customers. Additionally, the increase in cost of content and services revenues as a percentage of total revenues for 1998 was offset primarily by the recognition of revenue under a fixed fee arrangement for which the majority of the associated costs were expensed in the fourth quarter of 1997.

Operating Expenses

    Research and Development. Research and development expenses consist primarily of personnel costs to support product development. Research and development expenses increased 280% from $1.1 million in 1997 to $4.3 million in 1998, representing 11% of total revenues in 1997 and 20% of total revenues in 1998. These increases were due primarily to an increase in internal development personnel.

    Selling and Marketing. Selling and marketing expenses consist primarily of salaries and outsourced personnel costs, advertising, travel, tradeshows and public relations expenses. Selling and marketing expenses increased 154% from $4.8 million in 1997 to $12.2 million in 1998, representing 45% of total revenues in 1997 and 56% of total revenues in 1998. The increase in absolute dollars was due primarily to an increase in personnel and our increased marketing campaign expenditures.

    General and Administrative. General and administrative expenses consist primarily of personnel costs, recruiting and professional legal and accounting services, as well as management fees paid to Trilogy. General and administrative expenses increased 106% from $1.8 million in 1997 to $3.7 million in 1998, representing 17% of total revenues in 1997 and 1998. The increase in absolute dollars was due primarily to increased personnel and facility expenses necessary to support our growth.

    Amortization of Deferred Stock and Stock Compensation Expense. In 1998, we recorded total deferred stock compensation of $2.8 million in connection with stock options granted during 1998. This amount is being amortized over the vesting periods of the applicable options, resulting in amortization of $1.1 million for 1998. These amounts represent the difference between the exercise price of some stock option grants and the deemed fair value of our common stock at the time of these grants. Additionally, we recorded approximately $383,000 in stock compensation expense which represents the fair value of options granted to some non-employees during 1998.

Income Taxes

    Our effective tax rate was 61% for 1997 and (3.9)% for 1998. The primary differences between the effective tax rates for these periods resulted from increases to the valuation allowance for our deferred tax assets. The pro forma income tax provision reflects the income tax benefit for 1998 as if we had filed a separate income tax return.

Comparison of 1996 and 1997

Revenues

    Our total revenues increased 80% from $5.9 million in 1996 to $10.6 million in 1997. Our top five customers for 1996 accounted for approximately 89% of total revenues in 1996, and our top five customers for 1997 accounted for 64% of total revenues in 1997.

    Software and Subscriptions. Software and subscriptions revenues increased 78% from $3.6 million in 1996 to $6.5 million in 1997, representing 62% of total revenues in 1996 and 61% of total revenues in 1997. The increase in absolute dollars was due primarily to the increase in revenues from subscription-based arrangements, partially offset by the decrease in revenues from perpetual licenses, as customer demand shifted from perpetual licenses to subscription-based arrangements. Software and subscriptions revenues recognized under perpetual licenses were $2.0 million in 1996 and $744,000 in 1997, representing 33% of total revenues in 1996 and 7% of total revenues in 1997. Revenues from subscription-based arrangements increased due primarily to additional subscription-based customers.

    Content and Services. Content and services revenues increased 83% from $2.2 million in 1996 to $4.1 million in 1997, representing 38% of total revenues in 1996 and 39% of total revenues in 1997. The increase was due primarily to an increase in content fees associated with new content customers and software integration, customization and training services associated with an increase in the number of software and subscription customers.

Cost of Revenues

    Software and Subscriptions. Cost of software and subscriptions revenues increased from $822,000 in 1996 to $1.0 million in 1997, representing 23% of software and subscriptions revenues in 1996 and 16% of software and subscriptions revenues in 1997. The decrease in cost of software and subscriptions revenues as a percentage of these revenues was due primarily to higher deployment costs incurred in 1996 as compared to 1997.

    Content and Services. Cost of content and services revenues increased from $1.1 million in 1996 to $2.6 million in 1997, representing 49% of content and services revenues in 1996 and 62% of content and services revenues in 1997. The increase in cost of content and services revenues in absolute dollars was due primarily to an increase in personnel and other costs associated with providing these services to a greater number of customers. Cost of content and services revenues increased as a percentage of content and services revenues due primarily to an increase in headcount in PC Labs and an increase in service personnel to handle our increased content and software customer base, and the incurrence of costs associated with deployment of a fixed fee consulting arrangement in 1997 with the recognition of related revenues in 1998.

Operating Expenses

    Research and Development. Research and development expenses decreased marginally from $1.2 million in 1996 to $1.1 million in 1997, representing 20% of total revenues in 1996 and 11% of total revenues in 1997. The decrease as a percentage of revenues was due primarily to the completion of the development of some of our products as these products became available for sale and deployment in 1997. As a result, research and development expenses in absolute dollars remained relatively flat from 1996 to 1997.

    Selling and Marketing. Selling and marketing expenses increased 88% from $2.6 million in 1996 to $4.8 million in 1997, representing 43% of total revenues in 1996 and 45% of total revenues in 1997. The increase in absolute dollars was due primarily to increases in personnel and expenditures relating to our sales and marketing organization and activities.

    General and Administrative. General and administrative expenses increased 147% from $726,000 in 1996 to $1.8 million in 1997, representing 12% of total revenues in 1996 and 17% of total revenues in 1997. The increase in absolute dollars and as a percentage of total revenues was due primarily to increased personnel and facility expenses necessary to support our growth.

Income Taxes

    An income tax provision was recorded by us using an effective tax rate of 38% for the year ended December 31, 1996 and 61% for the year ended December 31, 1997. The increase in the effective rate for 1997 resulted from the establishment of a valuation allowance to reduce our net deferred tax assets to zero.

Unaudited Quarterly Results of Operations

    The following table sets forth some unaudited quarterly statement of operations data for the year ended December 31, 1998 and for the nine months ended September 30, 1999. In our opinion, this information has been prepared substantially on the same basis as our audited Financial Statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly our unaudited quarterly results of operations. The quarterly data should be read in conjunction with our audited Financial Statements and the Notes thereto appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                  Quarter Ended
                         --------------------------------------------------------------------
                         Mar. 31, June 30,  Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30,
                           1998     1998      1998      1998      1999      1999      1999
                         -------- --------  --------- --------  --------  --------  ---------
                                                  (in thousands)
Statement of Operations
 Data:
Revenues:
  Software and
   subscriptions........  $2,397  $ 3,075    $ 3,264  $ 3,915   $ 3,944   $ 4,288    $ 6,257
  Content and services..   2,108    2,003      2,312    2,640     3,716     4,620      6,800
                          ------  -------    -------  -------   -------   -------    -------
    Total revenues......   4,505    5,078      5,576    6,555     7,660     8,908     13,057
                          ------  -------    -------  -------   -------   -------    -------
Cost of revenues:
  Software and
   subscriptions........     580      634        983    1,045     1,201     1,122      1,387
  Content and services..     946    1,417      1,780    2,925     2,743     3,357      5,066
                          ------  -------    -------  -------   -------   -------    -------
    Total cost of
     revenues...........   1,526    2,051      2,763    3,970     3,944     4,479      6,453
                          ------  -------    -------  -------   -------   -------    -------
Gross profit............   2,979    3,027      2,813    2,585     3,716     4,429      6,604
Operating expenses:
  Research and
   development..........     810      975      1,148    1,359     1,231     1,537      1,959
  Selling and
   marketing............   1,553    2,170      4,601    3,827     3,975     4,723      4,388
  General and
   administrative.......     636      660      1,160    1,233     1,417     1,386      1,503
  Amortization of
   deferred stock and
   stock compensation
   expense..............     --       227        727      514       373       321        259
                          ------  -------    -------  -------   -------   -------    -------
    Total operating
     expenses...........   2,999    4,032      7,636    6,933     6,996     7,967      8,109
                          ------  -------    -------  -------   -------   -------    -------
Operating loss..........     (20)  (1,005)    (4,823)  (4,348)   (3,280)   (3,538)    (1,505)
Interest income.........       7       38         62       65       237       604        764
                          ------  -------    -------  -------   -------   -------    -------
Loss before income
 taxes..................     (13)    (967)    (4,761)  (4,283)   (3,043)   (2,934)      (741)
Income tax provision
 (benefit)..............     --       --        (203)    (183)     (243)      --         --
                          ------  -------    -------  -------   -------   -------    -------
Net loss................  $  (13) $  (967)   $(4,558) $(4,100)  $(2,800)  $(2,934)   $  (741)
                          ======  =======    =======  =======   =======   =======    =======

                                                   Quarter Ended
                          ----------------------------------------------------------------
                          Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30,
                            1998     1998     1998      1998     1999     1999     1999
                          -------- -------- --------- -------- -------- -------- ---------
As a Percentage of Total
 Revenues:
Revenues:
  Software and
   subscriptions........     53%      61%       59%      60%      51%      48%       48%
  Content and services..     47       39        41       40       49       52        52
                            ---      ---       ---      ---      ---      ---       ---
    Total revenues......    100      100       100      100      100      100       100
                            ---      ---       ---      ---      ---      ---       ---
Cost of revenues:
  Software and
   subscriptions........     13       12        18       16       16       12        10
  Content and services..     21       28        32       45       36       38        39
                            ---      ---       ---      ---      ---      ---       ---
    Total cost of
     revenues...........     34       40        50       61       52       50        49
                            ---      ---       ---      ---      ---      ---       ---
Gross profit............     66       60        50       39       48       50        51
Operating expenses:
  Research and
   development..........     18       19        20       21       16       17        15
  Selling and
   marketing............     35       43        82       58       52       53        34
  General and
   administrative.......     14       13        21       19       18       15        12
  Amortization of
   deferred stock and
   stock compensation
   expense..............    --         5        13        7        5        4         2
                            ---      ---       ---      ---      ---      ---       ---
    Total operating
     expenses...........     67       80       136      105       91       89        63
                            ---      ---       ---      ---      ---      ---       ---
Operating loss..........     (1)     (20)      (86)     (66)     (43)     (40)      (12)
Interest income.........    --         1         1        1        3        7         6
                            ---      ---       ---      ---      ---      ---       ---
Loss before income
 taxes..................     (1)     (19)      (85)     (65)     (40)     (33)       (6)
Income tax provision
 (benefit)..............    --       --         (3)      (2)      (3)     --        --
                            ---      ---       ---      ---      ---      ---       ---
Net loss................     (1)%    (19)%     (82)%    (63)%    (37)%    (33)%      (6)%
                            ===      ===       ===      ===      ===      ===       ===

    Our total revenues and software and subscriptions revenues increased quarter to quarter during each of the seven quarters ended September 30, 1999 due primarily to increasing market acceptance of our products, and increases in our installed base of customers. Content and services revenues have generally increased quarter to quarter due primarily to additional content fees and software integration, customization and training services associated with an increase in the number of software application and content customers. Software and subscriptions revenues have decreased slightly as a percentage of total revenues since the fourth quarter of 1998 primarily due to higher relative increase in content and services revenues during this period of time.

    Cost of software and subscriptions revenues have generally increased in absolute dollars quarter to quarter, consistent with the increase in software and subscriptions revenues. However, cost of software and subscriptions revenues as a percentage of total revenues have declined slightly over the past two quarters primarily due to higher perpetual license revenues and higher content and services revenues. Cost of content and services revenues have generally increased in absolute dollars quarter to quarter, consistent with the growth in content and services revenues. The cost of content and services revenue as a percentage of total revenues increased dramatically during the quarter ended December 31, 1998, due primarily to the increased use of outsourced consultants.

    Research and development expenses have generally increased in absolute dollars quarter to quarter during each of the seven quarters ended September 30, 1999. These increases are primarily due to an increase in the number of research and development personnel and related costs and the increased use of outsourced development personnel. Research and development expenses as a percentage of total revenues have declined slightly over the past few quarters due to the high revenue growth achieved during this period of time.

    Selling and marketing expenses have generally increased in absolute dollars quarter to quarter for each of the seven quarters ended September 30, 1999, with the exception of the quarters ended December 31, 1998 and September 30, 1999. The general increase over time reflects the growth of our sales and marketing organizations and related activities. The decreases in absolute dollars during the quarters ended December 31, 1998 and September 30, 1999, were simply due to a temporary decline in our marketing initiatives during these quarters, as is the case from time to time. Selling and marketing expense as a percentage of total revenues declined dramatically during the quarter ended September 30, 1999, primarily due to the lower absolute dollars expensed during the quarter, as previously discussed, and the high revenue growth achieved during the quarter.

    With the exception of the quarter June 30, 1999, general and administrative expenses have generally increased quarter to quarter for each of the seven quarters ended September 30, 1999. These increases are due primarily to the increased personnel and facility expenses necessary to support our growth. As is the case with the other operating expense line items, general and administrative expense as a percentage of total revenues has declined slightly during the past few quarters due to the high revenue growth achieved during this period of time.

Factors Affecting Operating Results

    In the "Risk Factors" section of this prospectus, we discuss important factors related to our business and the computer industry that could materially affect our operating results. The risks and uncertainties discussed there, while not exclusive of other risks and uncertainties that we face or may face, should be taken into account in connection with our management's discussion presented here.

Liquidity and Capital Resources

    From inception through 1996, we financed our operations primarily through advances from our parent, Trilogy. Since 1997, we have primarily financed our operations from cash provided by operations. As of September 30, 1999, we had approximately $63.1 million in cash and short-term investments. This amount is primarily comprised of the $47.2 million in net proceeds we received from our initial public offering in February 1999. As of September 30, 1999, our principal commitments consisted of obligations outstanding under operating leases. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel.

Comparison of Nine Months Ended September 30, 1998 and 1999

    Net cash provided by operations was $2.0 million for the nine months ended September 30, 1998 and $12.6 million for the nine months ended September 30, 1999. Cash provided by operations for the nine months ended September 30, 1998 resulted primarily from increases in deferred revenue and the payable to Trilogy, offset by an increase in accounts receivable and the net loss generated during that period of time. Cash provided by operations for the nine months ended September 30, 1999 resulted primarily from increases in deferred revenue and accrued liabilities, somewhat offset by an increase in accounts receivable and the net loss generated during that period of time.

    Net cash used in investing activities was $2.2 million for the nine months ended September 30, 1998 and $21.0 million for the nine months ended September 30, 1999. Cash used in investing activities for the nine months ended September 30, 1998 was primarily related to the purchase of property and equipment. Cash used in investing activities for the nine months ended September 30, 1999 was primarily related to the use of cash to purchase interest-bearing, investment-grade securities.

    Net cash provided by financing activities was $372,000 for the nine months ended September 30, 1998 and $48.3 million for the nine months ended September 30, 1999. Cash provided by financing activities for the nine months ended September 30, 1998 was entirely attributable to proceeds received from the exercises of employee stock options. Cash provided by financing activities for the nine months ended September 30, 1999 was primarily due to the net proceeds received by us in connection with our initial public offering in February 1999. As previously discussed, on February 26, 1999, we completed our initial public offering of 2,530,000 shares of our Class A common stock with net proceeds totaling approximately $47.2 million.

Comparison of Three Years Ended December 31, 1998, 1997 and 1996

    Cash used in operations was $647,000 in 1996, and cash provided by operations was $3.1 million in 1997 and $4.7 million in 1998. Cash used in operations in 1996 resulted primarily from a net loss of $310,000 and an increase in accounts receivable of $2.2 million, largely offset by increases in deferred revenue of $1.1 million and accounts payable and accrued expenses of $618,000. Net cash provided by operations of $3.1 million in 1997 resulted primarily from an increase in deferred revenue of $2.1 million and other favorable working capital changes, offset by a net loss of $1.1 million. Net cash provided by operations of $4.7 million for the year ended December 31, 1998 was primarily attributable to an increase in deferred revenue of $8.3 million, an increase in the payable to Trilogy of $4.2 million, largely offset by a net loss of $9.6 million, net of the amortization of deferred stock and stock compensation expense of $1.5 million.

    Net cash used in investing activities of $359,000 for 1996, $662,000 for 1997, and $2.6 million for 1998 was primarily related to purchases of equipment. In 1998, we also had expenditures for leasehold improvements related to the move into our then current facility and software and computers for additional employees.

    Cash provided by financing activities of $1.0 million in 1996 and cash used in financing activities of $254,000 in 1997 was primarily attributable to the net increase for advances received and the net decrease for advances repaid, in amounts payable to Trilogy. Cash provided by financing activities of $445,000 for 1998 was attributable to proceeds received from the exercise of stock options.

    Since our inception, we have significantly increased our operating expenses. We currently anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources. We believe that our existing capital resources, combined with the net proceeds of this offering, will be sufficient to meet our presently anticipated cash requirements through at least the next 12 months. We may be required to raise additional financing before that time, additional financing may not be available when needed and, if available, the financing may not be available on terms favorable to us and our stockholders.

Recently Issued Accounting Pronouncements

    See Note 2 of the Notes to Financial Statements and Note 10 of the Notes to Condensed Financial Statements for recently adopted and recently issued accounting standards.

Year 2000 Compliance

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This could result in system failures or miscalculations, causing disruptions of operations including, a temporary inability to process transactions, send invoices or engage in other normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with the "Year 2000" requirements. We use a number of computer software programs and operating systems and our proprietary solutions include source code which must address the Year 2000 issue. However, we believe that our Year 2000 issues are limited to information technology systems, such as software programs and computer operating systems, and that because our business is not solely dependent on the use of non-information technology systems, such as embedded systems which can be devices used to control, monitor or assist the operation of equipment and machinery, the failure of any of these non-information technology systems as a result of Year 2000 issues would not have a material adverse effect on our operations.

    We rely, in part, on Trilogy's internal computer systems. We have been informed by Trilogy that it believes that its internal computer systems are Year 2000 compliant. Trilogy is continuing to assure its Year 2000 compliance. We have completed a review of our information technology systems and the products for which we currently provide maintenance and support, which involved testing and verification as described below. Based on this review, we believe our own information technology systems and the products for which we currently provide maintenance and support are Year 2000 compliant. Our Year 2000 compliance effort consisted of verifying and testing the ability of the products for which we currently provide maintenance and support to successfully handle the date change from December 31, 1999 to January 1, 2000, date changes from February 28 to February 29 and arbitrary dates ranging from 2000 to 2037. We have no plans to conduct further review of our currently supported products or information technology systems. We have not historically made any material expenditures in readying our information technology systems or currently support products for the Year 2000 and do not believe it will be necessary in the future to expend any material amounts in connection with Year 2000 compliance.

    Notwithstanding the foregoing, Year 2000 errors or defects may be discovered in our current or future products. Any failure by us to make our products Year 2000 compliant, or if our products are not Year 2000 compliant as a result of a failure of Trilogy's products to be Year 2000 compliant, could result in a decrease in sales of our products, unanticipated expenses to address Year 2000 problems or significant liabilities resulting from losses suffered by our customers due to these Year 2000 problems, any of which could have an adverse effect on us. We have made limited contingency plans for the remediation of Year 2000 problems that may effect our information technology systems and products, or the third-party equipment and software utilized by us, and it will be necessary for us to make the necessary expenditures to assess and remedy these problems in the event they arise in the future, which expenditures, if any, we cannot estimate. These expenditures, if required, could have an adverse effect on us.

    Our solutions also utilize and depend on third-party equipment and software that may not be Year 2000 compliant. We contacted the vendors of most of these products to ascertain their Year 2000 compliance. Based on information supplied by these third-party vendors, our officially supported products developed using Visual Basic 5, Visual C++ or Java can be certified Year 2000 compliant only through December 31, 2036, the last date which we tested and verified. We estimate that this certification applies to 90% to 95% of our total products. Many of our products also use or rely on Microsoft's SQL Server product, which has been certified Year 2000 compliant through December 31, 9999. We believe that approximately 1.0% of our products use or rely on third-party vendor software which may be subject to Year 2000 issues and for which we have received no assurance of Year 2000 compliance. To the extent any of our products are customized, whether by us or a third party, there can be no assurance that any customized product will continue to be Year 2000 compliant. Failure of third-party equipment or software, or of systems maintained by our suppliers, to operate properly with regard to the Year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have an adverse effect on us. In addition, to the extent our products are installed on customers' systems which rely on other software, firmware or hardware which may not be Year 2000 compliant, problems in communications among industry participants could result in a delay in our products achieving market acceptance. Further, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products from us of computer products manufacturers, which could have an adverse effect on us.

    The information contained in this prospectus related to the Year 2000 constitutes Year 2000 Readiness Disclosure for purposes of the Year 2000 Information and Readiness Disclosure Act. That act does not limit liability under the securities laws.

                                    BUSINESS

Overview

    pcOrder is a leading provider of business-to-business software applications, content and related services that are designed to enable the computer industry's suppliers, resellers and end users to buy and sell products online. Our tailored solutions are designed to enable computer industry participants to take advantage of the increasing adoption of e-commerce to automate sales and distribution functions such as product search, comparison, configuration, quoting, pricing, financing, ordering and reseller selection. Our solutions are designed to enable our customers to lower their cost of sales and marketing, reduce inventory levels, and more efficiently interact with their business partners and customers.

Industry Background

Growth of Internet Usage and E-Commerce

    The Internet and Internet-related technologies are revolutionizing the way businesses and consumers communicate, share information and conduct business. There has been a significant increase in the amount of information and services available over the Internet. Improved technology has enabled more sophisticated information and services to be offered and has increased the accessibility and ease of use of the Internet. These developments have increased significantly the number of Internet users and transformed the use of the Internet from a publishing medium to a medium that enables complex business-to-business and business-to-consumer communications and commerce.

    At the same time, businesses are faced with increasing competitive pressures to lower costs, decrease inventories, improve sales and marketing productivity and enhance time-to-market. To address these challenges, businesses are increasingly using the Internet to replace traditional sales methods, provide greater accuracy and permit the exchange of time-sensitive business information.

    Forrester Research, Inc. estimates that the business-to-business e-commerce market will grow from $43 billion in 1998 to $1.3 trillion by 2003, representing a compound annual growth rate of over 98%. In addition, Forrester reports that computer products, including wholesale and retail equipment, software, semiconductors and manufacturing, represent the largest and fastest growing segment, by revenue, in business-to-business e-commerce. We believe that the computer industry is particularly well-suited to the use of the Internet to conduct e-commerce due to:

  . the industry's large size and fragmented nature;

  . the high costs of sales and distribution;

  . the challenges that the industry faces in managing the volume and complexity of product, pricing, and configuration information that result from a wide array of products, short product life cycles and increased demand for custom configured solutions; and

  . the industry's tendency to embrace technology for automating processes.

Need to Enhance Efficiencies in the Sales, Marketing and Distribution of Computer Products

    Growth in Markets. According to International Data Corporation, the North American computer products market, including personal computers, servers, workstations, data communications equipment, and peripheral computer products, such as data storage devices, printers, monitors, and scanners, totaled $129 billion in 1997 and is expected to reach $178 billion by 2002. In addition, purchases of computer products often involve purchases of related software applications.

    Complexity of Industry and Need for Information. As the Web-based market for computer products has developed, the group of industry participants has become more diverse and complex. These participants include:

  . manufacturers of computer hardware, software, peripherals and components;

  . channel participants, including distributors, resellers, systems integrators and retailers;

  . media companies that publish articles, reviews and other information about computer products and host portal sites for corporate buyers and channel participants;

  . Internet shopping services that provide decision guides, market research tools and other services to assist consumers and corporate buyers in making purchase decisions and locating products on the Internet; and

  . end users, including both corporate buyers and consumers.

    The traditional computer industry supply chain consists of various sales and distribution models, including direct-to-the-end-user and indirect 2-tier and 3-tier models as illustrated in the following diagram. As a result, multiple industry participants are typically involved in the sale and fulfillment of a transaction. For example, resellers and integrators may buy directly from manufacturers, or they may purchase products indirectly through distributors and resellers. For orders placed through resellers, manufacturers may choose to ship directly to the end user or may utilize their distributor and reseller channel partners to configure and fill orders. To provide a broader product offering and local services, direct manufacturers may employ distributors, resellers and integrators. These emerging distribution methods are creating complexities, which are forcing the computer industry to find better ways to share information about customers, products, configuration, pricing, inventory and ordering.

[Graphic depicting the flow of commerce from (i) manufacturers to direct end-users, (ii) manufacturers to corporate resellers and retailers, and corporate resellers and retailers to end-users, and (iii) manufacturers to distributors, distributors to Integrators, resellers and retailers, and integrators, resellers and retailers to end-users.]

    Direct Distribution Methods and Shorter Product Life Cycles. The relative success of companies that build systems to user specifications and ship directly to the end user has put pressure on computer industry participants to better meet customer demands. In addition, rapid technological change has caused the continuing decline of component prices and shorter life cycles of computer products. To compete more effectively, participants must reduce inventories, shorten time-to-market and improve the ability to meet changing customer demands.

    Need for Current Product Information. The wide array of products, short product life cycles and high volume of new product introductions make it difficult for sales representatives and end users to remain current with changing product and compatibility information. These difficulties have underscored the need for sales productivity and e-commerce software combined with current product information. Fulfilling this need helps increase the efficiency and accuracy of sales representatives and helps enable end users to independently select, configure and order computer products online.

    Lack of Standardization. The sale of computer products frequently involves multiple industry participants. Therefore, industry-wide standardization of product and transaction information and software that makes the information available online is required to provide a comprehensivee-commerce solution for the industry. Past efforts to accomplish this have been largely proprietary to a single or limited number of industry participants. These proprietary solutions have had difficulty in achieving widespread adoption because competition among industry participants makes it difficult to reach agreement on a single standard. The development and maintenance of the required software applications and content and the necessary integration with partners' systems require significant investments. Participants have not been able to justify the associated costs of building this type of a system independently. As a result, we believe there is a need for an independent, comprehensive industry-standard solution.

Our Solution

    As an independent, third party provider, we believe we are uniquely positioned to deliver business-to-business solutions to computer industry participants. Our solutions are focused on:

  . Commerce. Our software technology platform enables computer industry participants to develop and implement innovative, functional e-commerce solutions. We offer a broad set of advanced sales, marketing, distribution and e-commerce software applications.

  . Content. Our content database contains more than 600,000 SKUs from over 1,000 manufacturers, which we believe is the industry's largest aggregation of product information. Our database includes detailed product categorization, compatibility, pricing and availability information. We seek to extend our position as an industry-leading product information source by continually broadening and deepening our content offering.

  . Community. The adoption of our platform by multiple industry participants allows our customers to efficiently share information and buy and sell products online. By promoting our platform as the industry standard, we are enabling the creation of e-commerce communities within the computer products industry.

    To enable the successful deployment and use of our commerce, content and community solutions, we provide software integration, customization, training, Web-hosting and other services. We have developed software integration modules that allow our applications to integrate with leading enterprise software applications such as Oracle and SAP. These integrations allow the transfer of information to enable order placement, pricing and inventory queries, order status queries, financing and credit approval and other functions.

    To date, industry participants such as Beyond.com, Compaq, CompuCom Systems, CompUSA, CMP Media, Dell, GE Capital, Hewlett-Packard, Ingram Micro, IBM, Inktomi, Kingston Technology, EDS, Nortel Networks, Quantum, Scribona Computer Products, Tech Data and ZDNet have adopted either our software applications, our content and related services or both as part of their overall e-commerce strategy. In 1998, the use of our software and content generated over $3 billion of quotes for computer products, representing use by more than 3,500 sales representatives from over 600 resellers.

    We have a non-exclusive technology license agreement with Trilogy that enables us to develop products based on Trilogy's sales, marketing and e-commerce software applications, including what we believe is one of the industry's leading configuration and pricing technologies. We have extended these applications to support the specific configuration and pricing rules of the computer industry to help industry sales representatives and end users quickly and accurately build and order custom-configured systems across multiple vendors.

    Our solutions are designed to provide customers with the following benefits:

  . Meet end-user demand for ordering by offering online product configuration, pricing, selection and ordering capabilities. This enables end users to order computer products over the Internet.

  . Enhance the productivity of sales and marketing efforts by providing a comprehensive tool to access product data, configure systems and enable ordering. We believe this allows sales representatives to respond more quickly to customer needs.

  . Reduce inventory costs by enabling computer industry participants to build computers as orders are placed. We believe this enables our customers to decrease the risk of product obsolescence, to improve their ability to meet end-user demand, and allows them to achieve higher margins by enabling the sale to occur earlier in the product life cycle.

  . Reduce costs, risks, and time-to-market of establishing e-commerce capabilities. We believe our position as an independent third-party solutions provider, combined with our industry focus and experience, enables us to offer the most cost-effective and rapid time-to-markete-commerce solutions to the computer industry.

  . Improve information flow in the computer industry by standardizing product information and software. We believe that this improved flow will enable industry participants to better share accurate and timely information about customers, products, configuration, pricing, inventory and ordering.

Strategy

    Our goal is to be the leading provider of business-to-business e-commerce software, content and related services to computer industry participants. The key elements of our strategy are to:

  . Establish Our Technology Platform as the Standard for the Computer
    Industry. Our solutions enable industry participants to access information and conduct e-commerce transactions across a common platform. We believe we can leverage our investment in software and content creation across a wide range of customers in order to provide comprehensive, cost-effective solutions to industry participants. Additionally, we believe that our position as an independent third-party solutions provider will allow us to be a significant provider of computer product information and related e-commerce capabilities.

  . Broaden Adoption of Our Products and Services Through Relationships with
    Computer Industry Market Leaders. We aggressively pursue relationships with leading computer industry participants to increase adoption of our solutions. Our objective is to have our technology platform adopted to help power all of their key e-commerce initiatives. To date, we have established relationships with computer product manufacturers, distributors, resellers, retailers, other industry participants and end users, including corporate buyers and consumers. We believe that their adoption of our products and services validates our solution and will facilitate broad market acceptance of our technology platform.

  . Extend Our Position as an Industry-Leading Provider of Content. We have built and maintain a product information database containing more than 600,000 SKUs from over 1,000 manufacturers, and we seek to add to and update our product information on an ongoing basis. We also seek to extend our position as an industry-leading product information source by continually broadening and deepening our product data. We market our content services both as part of our e-commerce solution and on a stand-alone basis.

  . Create Online Computer Industry Communities. We intend to leverage our leading market position to create online communities for computer product manufacturers, distributors, resellers, retailers, end users and other industry participants. We believe that by linking a critical mass of computer and other industry participants who have adopted our platform, our customers will benefit from expanded e-commerce opportunities for their products and services. We believe this benefit continues to increase as we add more users of our technology platform.

  . Enhance Functionality of Our Software Applications to Facilitate the
    Adoption of E-Commerce. We intend to continue to invest in the development of additional software applications and services to meet the e-commerce needs of the computer industry. We plan to execute this strategy by working closely with our customers to understand and address their needs. In addition, we intend to enhance our products with additional functionality, such as our lease financing product developed in conjunction with GE Capital Vendor Financial Services. We believe that by using the knowledge gained from our relationships with a broad range of industry participants, we are well-positioned to define and add new functionality to our solutions.

Customers

    We have established a customer base of manufacturers, channel participants (including distributors, resellers, integrators and retailers), media companies and Internet shopping services. In 1998, MicroAge, Nortel Networks and Hewlett-Packard each represented more than 10% of total revenues. The customers shown in the table below represented 82% of total revenues for the year ended December 31, 1998 and 90% of total revenues for the nine months ended September 30, 1999.

Manufacturers:                 Channel Participants:


AST                            b2bstores.com
Compaq                         beyond.com
Dell                           CompuCom Systems
Hewlett-Packard                CompUSA
IBM                            EDS
Kingston Technology            ENTEX
Nortel Networks                GE Capital IT Solutions
Quantum                        Hartford
SGI                            Ingram Micro
                               Manchester
Media Companies:               MicroAge
                               Onsale
CMP Media                      SARCOM
InfoWorld                      Scribona Computer Products
ZDNet                          SYNNEX
                               Tech Data
Internet Shopping Services:

Active Research
Inktomi
mySimon


    In partnership with our major customers, we have deployed our solutions to small and medium resellers. We have designed our suite of products and services to automate and enhance our customers' sales, marketing and inventory management capabilities.

Our Platform

    In September 1999, we introduced eStation, our third generation technology platform that provides open and scalable solutions designed to meet the specific needs of each segment of the computer industry, including computer product manufacturers, channel participants, media companies, Internet shopping services and end users, including corporate customers and consumers.

                     [Graphic depicting eStation platform.]

    Software Applications. We offer a suite of software applications that are designed to increase the automation of sales, marketing and distribution functions in the computer industry. The following applications operate on the eStation platform:

  . Kiosks. A retail Kiosk application enables end-customers to access product information, build configurations and order from virtual inventory.

  . E-Tail Sites. Turn-key E-tail Sites allow manufacturers, retailers or resellers to market tens of thousands of products online. E-tail Sites provide a ready-populated catalog, a retail-oriented shopping experience and easy integration to business and fulfillment partners.

  . Large Account Extranets. Large Account Extranets give enterprise corporate customers a personalized, streamlined way to procure computer products online. Extranets include a custom interface, targeted promotions, contract pricing and procurement management logic.

  . Small and Medium Business Portal. Small and Medium Business Portal technology enables retailers, resellers and manufacturers to create a personalized portal for their small and medium-size business customers. This technology supports thousands of personalized user accounts, each of which can be set up rapidly by the user or an administrator.

  . Request for Quote. The Request for Quote ("RFQ") technology is a reverse auction application that streamlines the purchase process by providing corporate customers with a single location to gather product information, interact with merchants and purchase products over the Internet. Buyers select products, disseminate RFQs to a network of merchants that are qualified based on their business profile and award bids based on the responses received from the merchants.

  . Store-O-Matic. Store-O-Matic is a store-generation tool that enables the creation of custom Web storefronts. Individual storefronts can vary greatly in their look and feel, yet can be created rapidly.

  . Sales Webtop. Sales Webtop enables internal sales representatives to instantly access pricing, availability, configuration and product information, build custom quotes and take orders.

  . Call Centers. Many Internet sales are actually completed by telephone.
    The Call Center application provides easy integration into industry-leading call center systems. This enables customer service representatives to access the same information as the customer, providing easy support and up-sell opportunities.

    Functionality Modules. Our software applications are modular in nature. This modularity enables customers to purchase and add specific functionality as needed. Modules may be accessed either through our packaged software applications or through customer-specific, custom-developed applications. Our applications are built upon various combinations of the following core modules:

  . Promotion. The promotion module provides the ability to deliver and manage targeted product promotions. The promotion module points users to alternative or add-on products at the point of sale. This enables the manufacturer to target the promotion of its products to specific customers, track the response rates, and dynamically manage the promotion to maximize results.

  . Catalog. The catalog module enables users to easily search, browse, compare, and view product data sheets from our content database. For example, users can perform searches such as "show all laptop computers with hard drives larger than 1 gigabyte".

  . Custom Pricing. The pricing module allows users to access customized pricing information. Utilizing software licensed from Trilogy, we have developed a computer industry pricing module that enables participants to automate complex pricing rules. For example, resellers can make customer-specific adjustments before displaying prices to end users.

  . Finance. The finance module allows users to quote lease rates, electronically submit credit applications, select from multiple financing options and specify optional financing terms. This module electronically links resellers with finance companies, enabling resellers to instantly provide end users with a variety of leasing and finance options.

  . Configuration. The configuration module enables users to more efficiently configure valid systems. Users request desired features through an easy to use needs analysis interface, which then interacts with Trilogy's configuration engine to select components. This interface shields the user from technical details of the components while preventing invalid configurations.

  . Referral. The referral module enables manufacturers to refer customers to resellers based on location or other characteristics. In addition, the referral module delivers, processes, and tracks referrals to connect end users with an appropriate reseller. This allows manufacturers to monitor referrals and ensures that customer needs are met.

  . OrderServer. The order module enables ordering and order confirmation.
    Manufacturers, distributors and resellers can access pricing and availability information from multiple sources and provide this real-time information to their potential customers. We electronically link our solution and the customer's internal ordering system to create a seamless flow of order information.

    Business Integrations. We have developed software integration modules that allow our applications to integrate with leading enterprise software applications such as Oracle and SAP. These integrations allow the transfer of information to enable order placement, pricing and inventory queries, order status queries, financing and credit approval and other functions. We can also link computer industry participants with each other electronically. For example, a manufacturer's website can quote reseller pricing and product availability from a distributor or reseller. After the order is placed, the manufacturer can then automatically transfer the order to the distributor or reseller for fulfillment.

    Content and Related Services. Our content strategy is to become the leading source of accurate, timely, and helpful information to facilitate the buying and selling of computer products. We have dedicated extensive resources to establishing a group that is focused exclusively on product content. This group consists of several functional areas including a team dedicated to collecting the product information, a team dedicated to ensuring the accuracy of our content, and a team dedicated to selling content and related services on a stand-alone basis. By offering content as a separate solution, we believe we are able to gain broader access to computer companies and more rapidly increase our content market share in the computer industry.

    The key features of our content and related services are:

  . Breadth and Depth of Information. We offer a broad and deep computer product content database in terms of the number of products represented, the number of attributes per product and the amount of other content which we classify as images, reviews, features and benefits and marketing information. We have collected product information on more than 600,000 SKUs from over 1,000 manufacturers, which we believe to be the most comprehensive database of product content in the computer industry. We are working with several distributors and manufacturers to increase the breadth of the content that we currently maintain for each product.

  . Accuracy and Timeliness of Information. We believe that our product content is among the most accurate in the industry. To ensure timeliness, we work with customers to prioritize top selling products and help ensure that new product information is added to the content database either on the day of or before the product is released.

  . Tools and Processes. We have developed proprietary tools which enable us to capture, analyze quality, and control product information which is entered into our content database. We have also created well-defined processes for entering data which further help us ensure accuracy and allow us to more rapidly add to and update the information which is contained in the database. Some of these processes are summarized below.

  . Flexibility. We have designed our content database to enable our customers to decide not only what content they want to display but also how they want to display the content. For example, our customers may choose to display highly technical attributes to their more technical customers and may choose to use a customized template to maintain the same look and feel of their website.

    We currently receive updates and additions of product data on a regular basis from manufacturers, distributors, and resellers. Our processes supplement the data in the following ways:

  . Categorization/Classification. Our categorization and classification processes are designed to create and populate standardized product groupings across the industry and enable convenient access to a broad array of products from multiple suppliers. For example, an end user can search for all monitors of a specific size and select from a list of monitors made by several manufacturers and/or available from multiple suppliers.

  . Data and Logic Modeling. Our data and logic modeling processes are designed to enable accurate multi-vendor configuration. For example, our systems specify that a particular computer accepts one type of memory but not another, therefore helping the user to order the correct upgrade package. We continually develop and enhance our computer industry model that enables our applications to configure multi-vendor computer systems.

  . Data Sheet Creation. We create data sheets designed to give customers detailed product data in a standardized format. Using data sheets, users may access a quick view of all of the product information that they need to make a purchase decision. This standardized format also enables attribute-based searching for products and enables users to conduct a side-by-side comparison between two or more products. For example, a user deciding between two otherwise identical laptop computers would be able to see that one comes with a fax modem and more memory, but that the other is lighter and smaller.

    We have developed a detailed process for receiving, inputting, and verifying the accuracy of the content in our databases. To manage data quality, we have implemented a comprehensive data quality process that involves an automated regression test and analysis of over 34,000 validation test cases. See "Risk Factors--Our business is dependent on our ability to manage our content database and ensure the accuracy of that data". We plan to use our data collection tools and processes to add product data that we currently do not collect such as product information on office products.

    Services. To provide a comprehensive platform, we offer a range of services to speed integration and adoption of our solutions at the customer site.

  . Client Services. We implement customer support, software integration, customization and training services primarily through our client services organization. The organization's goal is to ensure successful and rapid implementation and high levels of customer satisfaction by facilitating open communications to quickly identify, analyze and solve problems. Our participation in the customer's implementation may include planning and requirements definition, project management, custom integration, unit and system tests and support procedures design. We believe that providing a high level of customer service and technical support is necessary to achieve timely product implementation. We provide ongoing product support services to our customers in the form of telephone, e-mail and Web-based support, documentation and software updates and error corrections. All product updates are available to customers through our product support group. A team of dedicated engineers provides product, technical and product registration support from 8:00 a.m. to 5:00 p.m., Central time, on business days, from our support offices. We also make training available to our customers through Client Services.

  . Web-Hosting. While some of our customers host their websites internally, a substantial number of customers utilize our Web-hosting services. To provide these services we staff and maintain a Web-hosting facility in our Austin location. In addition, we contract with third parties to use their facilities to augment our Web-hosting services.

Strategic Relationships

    We actively pursue strategic relationships to increase and augment our product offerings and expand our presence. We are pursing the following initiatives through strategic relationships:

    Office Products Industry. In October 1999, we entered into a strategic relationship with eci/2/ in order to leverage the proprietary technology and process expertise that we have developed for the computer industry into the office products industry and create a complete business-to-businesse-commerce platform for the office products industry. The agreement is a multi-year subscription-based arrangement under which eci/2/ has been granted exclusive rights to sublicense our core e-commerce technology in the office products industry. Additionally, the two companies will share in the development of an extensive office product content database that will be distributed by both companies as part of their overall e-commerce services. In connection with the strategic relationship, we made an equity investment in eci/2/ and Christina Jones, our President and Chief Operating Officer, joined the board of directors of eci/2/.

    Expansion of Content Offering. We have entered into strategic relationships in order to augment our content offerings. Our objective is to provide all segments of the computer industry with the most comprehensive content available. For example, we have an agreement with Deja.com to provide their user reviews and ratings to our content customers, an agreement with Active Research to provide their buyer's guide to our content customers and an agreement with InfoWorld to provide their product reviews to our content customers.

    Community Sites. We have established the strategic relationships described below to create community sites where buyers and sellers of computer products and services come to obtain information, buy or sell products and services and find related links.

  . We have an agreement with CMP Media, one of the leading high tech media companies, to launch a CMP-branded portal for the computer reseller community with our Sales Webtop application. The reseller portal will be available on CMP's ChannelWeb which currently records 1.2 million page views per month. Under the agreement, this site will be integrated with CMP's product reviews and editorial content and enable resellers to move their businesses online by providing product search, comparison, real-time pricing and availability and quote generation tools. The portal will also allow for highly targeted advertising and promotion at the point-of-sale.

  . InfoWorld and pcOrder jointly launched InfoQuote, a business service using our Request-For-Quote, or RFQ technology, in October 1999. InfoWorld is a leading portal for corporate computer buyers. The service acts as a "reverse auction", which allows registered users of InfoWorld's site to select products by accessing our ContentSource database and to then disseminate their purchase requirements to a number of merchants selected from a network of over 8,000 individual representatives representing over 3,500 merchant organizations registered for the MyTechBuyer.com service described below. Merchants can then bid for the business through the service. The service also provides links to InfoWorld product reviews.

  . In cooperation with GE Capital Vendor Financial Services, we power an online reseller community called MyTechBuyer.com with our Sales Productivity Tools application. MyTechBuyer.com was launched in the second quarter of 1999 and enables resellers to obtain product information, build sales quotes online and bid on Requests-for-Quotes. There are currently over 3,500 merchant organizations registered to use the service.

Sales and Marketing

    We sell and market our software applications, content and services primarily through our sales and marketing organization.

    Sales. Our sales force consists of technical presale consultants, account developers, field sales representatives and telemarketers. We deploy sales teams consisting of both sales and technical professionals to provide customized proposals, presentations and demonstrations to potential customers. The primary decision makers in our customers' organizations typically include management executives such as the chief executive officer, the chief financial officer, vice presidents of marketing, vice presidents of sales and chief information officers.

    Marketing. Our marketing efforts are directed at establishing a market leadership position, and therefore we are investing in the expansion of our marketing organization and activities. Targeted at executives in the computer industry, our marketing programs are focused on creating awareness and generating interest in the our solution. We engage in a variety of co-marketing activities with some of our key customers designed to strengthen our customer relationships. We are an active participant in industry conferences and expositions. We have sponsored several industry conferences in the past, and we believe that exposure of this nature has contributed to our visibility within the computer industry. Our marketing personnel engage in a variety of marketing activities, including managing and maintaining our Web site, issuing newsletters, creating direct mailings, placing advertisements, conducting public relations and establishing and maintaining close relationships with industry analysts.

Technology

    Our solutions are based on open industry standards and are designed to be fully modular and extensible. The architecture is designed to allow new modules to be added to the backbone, and replaced when newer versions become available. Our software applications and content database are made available both on the Internet via a Web browser/HTML and also via Win32 client-server interfaces. Both interfaces access the same application layer, which provides functionality such as configuration, pricing, product information data sheets, financing and ordering.

    We have implemented our software applications through the use of industry standard technologies, including HTTP/HTML, C++, COM/DCOM, CORBA, Windows NT and ODBC. We believe this implementation provides timely systems integration, ease of implementation, broad connectivity and benefits from technological advancements.

    We have a non-exclusive, worldwide, royalty-bearing license to use Trilogy's sales and marketing automation software. See "Certain Relationships and Transactions--Agreements with Trilogy". We customize application modules licensed to us by Trilogy for the specific needs of our customers. Examples of this customization include computer industry-specific configuration and pricing modules. We create our own application modules that specifically address the functionality needs of computer industry participants.

Research and Development

    Our research and development efforts include software application development and customization, data modeling and tools development. Our software application development teams identify and develop software solutions that meet the unique needs of computer industry participants. This includes both the development of original software applications as well as customizing Trilogy's applications. Our database content research and development efforts primarily focus on the development of data models and data entry tools that enhance our content management and maintenance capabilities.

    Research and development expenses were $1.2 million in 1996, $1.1 million in 1997, $4.3 million in 1998 and $4.7 million for the nine months ended September 30, 1999. We intend to continue to make substantial investments in research and development and related activities. We believe that our future success will depend in large part on our ability to support current and future releases of software applications, to maintain and extend our content database and to timely develop successful new products.

Competition

    The market for software products that enable e-commerce is intensely competitive, and we expect competition in our market segment to increase substantially. Numerous companies provide e-commerce solutions, and several competitors target the computer products industry. Our competitors include both large companies with substantially greater resources and longer operating histories, systems integrators and the internal information technology departments of some of our customers and potential customers.

    We believe that our principal sources of competition currently are systems integrators and the internal information technology departments of our customers and potential customers. These organizations may seek to develop e-commerce solutions through the use of tools offered by our competitors primarily focused on providing e-commerce enabling solutions to the computer industry such as BroadVision, Calico Commerce, C/NET, i2 Technologies, Open Market, Selectica and TechnologyNet. In addition, there are a number of significantly larger companies with which we do not currently compete that do not presently offer the same or similar e-commerce solutions offered by us but that could, with limited barriers to entry, compete directly with us. Also, Trilogy is not prohibited from competing directly or indirectly with us. Increased competition could result in price reductions, reduced margins and loss of market share, any of which would adversely affect our business. Many of our current and potential competitors have significantly longer operating histories and significantly greater financial, technical, marketing and other resources than us. We may be unable to compete successfully with our existing competitors or with new competitors, and failure to do so may adversely affect our financial results and stock price in the future. In addition, as described in "Certain Relationships and Transactions--Agreements with Trilogy", nothing in our agreements with Trilogy prohibits Trilogy from competing directly or indirectly with us. Increased competition could result in price reductions, reduced margins and loss of market share, any of which would materially and adversely affect our business.

    We believe that price, functionality, product performance, content, reliability and customer service are the principal competitive factors for companies seeking to provide e-commerce solutions. We believe our e-commerce solution differs from approaches taken by competitors primarily because of our unique focus on the computer industry, our strategic relationships with industry leaders, and our comprehensive content database.

Employees

    As of September 30, 1999, we had 219 full-time employees, including 52 in sales and marketing, 23 in research and development, 38 in content management, 36 in customer support, 42 in professional services and 28 in administration. In addition, we also employed 103 part-time and contract employees; this consisted primarily of outsourced support for our content management and consulting services. All of these employees are located in the U.S. We believe that our future success is dependent on attracting and retaining highly skilled engineering, sales and marketing, and senior management personnel. Competition for these personnel is intense, and we cannot assure you that we will continue to be able to attract and retain qualified employees. Our employees are not represented by any collective bargaining unit. We have never experienced a work stoppage, and we consider our relations with our employees to be good.

Facilities

    Our principal facilities occupy an aggregate of approximately 39,000 square feet in Austin, Texas pursuant to a lease that expires in April 2005. We believe that our existing principal facilities are adequate for our current requirements and that additional space can be obtained to meet our future growth requirements.

Legal Proceedings

    From time to time, we are involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Currently, we are not a party to any litigation or arbitration proceedings that would have a material adverse effect on our business.

                                   MANAGEMENT

Executive Officers and Directors

    The following table sets forth some information concerning our executive officers and directors as of September 30, 1999.

Name                              Age Position(s)
----                              --- -----------
Ross A. Cooley...................  58 Chairman and Chief Executive Officer
Christina C. Jones...............  29 President and Chief Operating Officer
James J. Luttenbacher............  44 Vice President and Chief Financial Officer
Joseph A. Liemandt...............  31 Director
Peter J. Barris..................  47 Director
Linwood A. Lacy, Jr..............  53 Director
Robert W. Stearns................  49 Director

    Each director holds office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Each officer serves at the discretion of the board of directors. There are no family relationships among the directors or executive officers of pcOrder.

    Ross A. Cooley has been Chairman and Chief Executive Officer since November 1996. From 1984 to 1996, Mr. Cooley was employed by Compaq, most recently as Senior Vice President and General Manager responsible for all North American business and operations. Mr. Cooley is a member of the RosettaNet board of directors, the computer industry's e-commerce standards effort, and a member of its executive committee. During his 18-year career at IBM, Mr. Cooley completed the Harvard Business School Senior Executive Program. Mr. Cooley holds an A.A.S. from Broome Community College.

    Christina C. Jones is our founder and has been our President and Chief Operating Officer since June 1996. In 1989, Ms. Jones co-founded Trilogy. Before founding pcOrder, Ms. Jones was Director of Marketing of Trilogy. Ms. Jones holds a B.A. in Economics from Stanford University.

    James J. Luttenbacher has been our Vice President and Chief Financial Officer since March 1998. From 1992 to 1998, Mr. Luttenbacher was employed at Mentor Graphics Corporation, most recently as division manager for a software product division focused on integrated circuit test and physical verification applications. Mr. Luttenbacher holds a B.A. in Accounting from the University of Michigan and a Masters of Management in finance and operations from Kellogg Graduate School of Management at Northwestern University.

    Joseph A. Liemandt has been a director since our inception. From July 1994 to June 1996, Mr. Liemandt was President of pcOrder. Mr. Liemandt co-founded Trilogy in 1989. Since that time, Mr. Liemandt has served as the President, Chief Executive Officer and Chairman of Trilogy.

    Peter J. Barris has been a director since June 17, 1998. Since 1992, Mr. Barris has been a partner and, in 1994, was appointed a General Partner, of New Enterprise Associates, a firm that manages venture capital investments. In 1999, Mr. Barris was appointed Managing General Partner. Mr. Barris is also a member of the board of directors of Mobius Management Systems, Inc., CareerBuilder, Inc. and Pathnet, Inc. Mr. Barris holds a B.S.E.E. from Northwestern University and an M.B.A. from the Amos Tuck School at Dartmouth College.

    Linwood A. Lacy, Jr. has been a director since August 1998. In November 1997, Mr. Lacy retired from Micro Warehouse Incorporated where he had served as President and Chief Executive Officer since October 1996. From 1989 to May 1996, Mr. Lacy served as the Co-Chairman and Chief Executive Officer of Ingram Micro, Inc., a microcomputer products distributor and a then wholly-owned subsidiary of Ingram Industries, Inc. From December 1993 to June 1995, Mr. Lacy was also President of Ingram Industries Inc. From June 1995 until April 1996, he was President and Chief Executive Officer of Ingram Industries Inc., and from April 1996 to May 1996 served as its Vice Chairman. Mr. Lacy serves as a director of Ingram Industries Inc., Entex Information Services, Inc. and Earthlink Network, Inc. Mr. Lacy holds a B.S.ChE from the University of Virginia and an M.B.A. in Business from the Darden Graduate School of Business Administration at the University of Virginia.

    Robert W. Stearns has been a director since September 1998. Mr. Stearns is currently a managing partner of Sternhill Partners, a venture capital firm, and a venture partner of Austin Ventures, a venture capital firm. From January 1996 to August 1998 Mr. Stearns served as the Senior Vice President of Technology and Corporate Development of Compaq. He joined Compaq as Vice President of Corporate Development in July 1993. Before his arrival at Compaq, he was employed as a management consultant with McKinsey & Co., focusing on high technology clients. Mr. Stearns serves as a director of the Houston Advanced Research Center and the Cynthia Woods Mitchell Pavilion. In November 1996 Mr. Stearns was appointed to the Texas Science and Technology Council and in March 1998 he became a fellow of the Aspen Institute and a member of the Brookings Council of the Brookings Institute. Mr. Stearns holds a B.S. in Chemistry from Brown University and a Master of Science from the Massachusetts Institute of Technology.

Board Composition

    We currently have authorized five directors. Each director is elected for one year at our annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers serve at the discretion of the board.

Board Committees

    The audit committee of the board reviews and monitors the corporate financial reporting and our internal and external audits, including, our control functions, the results and scope of the annual audit and other services provided by our independent accountants, and our compliance with legal matters that have a significant impact on our financial condition. The audit committee also consults with our management and our independent accountants before the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent accountants. The current members of the audit committee are Messrs. Barris, Lacy and Stearns.

    The compensation committee of the board reviews and makes recommendations to the board regarding our compensation policies and all forms of compensation to be provided to executive officers and directors, including, annual salaries and bonuses and stock option and other incentive compensation arrangements. In addition, the compensation committee reviews bonus and stock compensation arrangements for all other employees. The current members of the compensation committee are Messrs. Barris and Liemandt.

    The employee stock option committee of the board is authorized to grant options of up to a maximum in each instance of 50,000 shares of our common stock per optionee. The committee may not grant options to our officers or directors. Our board will establish the aggregate maximum number of shares underlying the options that the employee stock option committee may grant in any calendar quarter.

Director Compensation and Other Arrangements

    We do not currently compensate our outside directors for attending board of directors or committee meetings, but we reimburse directors for their reasonable travel expenses incurred in connection with attending the meetings. On November 1, 1996, we granted to Mr. Liemandt an option to purchase 100 shares of our Class A common stock at an exercise price of $3.00 per share. Upon joining the board, Mr. Barris received options to acquire 10,000 shares of common stock at $6.40 per share, Mr. Lacy received options to acquire 30,000 shares of common stock at $8.00 per share, and Mr. Stearns received options to acquire 15,000 shares of common stock at $9.00 per share.

Compensation Committee Interlocks and Insider Participation

    None of the members of the compensation committee of the board serves or has served as one of our officers or employees. None of our executive officers serve as a member of the board or compensation committee of any entity which has one or more executive officers serving as a member of our board or compensation committee. Mr. Liemandt, a member of our compensation committee, is the Chairman, Chief Executive Officer and a substantial stockholder of Trilogy. Through his relationship with Trilogy, Mr. Liemandt beneficially owns more than 5% of the Class B common stock.

Executive Compensation

    The following table provides information concerning the compensation earned by our Chief Executive Officer and our other executive officers whose salary and bonus exceeded $100,000 for services rendered in all capacities to us during the fiscal year ended December 31, 1998. All of these individuals are called the "Named Executive Officers". The amounts in the Bonus column reflect the bonus amount earned and paid during the fiscal year. The amounts in the Securities Underlying Options column represent shares of our Class A common stock. Ms. Jones's salary for fiscal year 1997 and 1998 includes $900 of reimbursement for excess amounts paid toward our standard employee medical benefit plan. Mr. Luttenbacher joined us in March 1998. The $59,571 paid to Mr. Luttenbacher during fiscal year 1998 as other compensation represents relocation expenses reimbursed by us.

                           Summary Compensation Table

                                                       Long-Term
                                 Annual Compensation  Compensation
                                 -------------------- ------------
                                                       Number of
                                                       Securities
 Name and Principal                                    Underlying   All Other
      Position                   Year  Salary  Bonus    Options    Compensation
 ------------------              ---- -------- ------ ------------ ------------
Ross A. Cooley.................. 1998 $      1    --        --           --
 Chairman and Chief Executive
  Officer                        1997        1    --        --
Christina C. Jones.............. 1998  100,908 $  500   125,000          --
 President and Chief Operating
  Officer                        1997  100,908    --        --           --
James J. Luttenbacher........... 1998  145,362  5,000   150,000      $59,571
 Vice President, Chief Financial 1997      --     --        --           --
  Officer And Secretary

    The following table sets forth information regarding stock option grants made to each of the Named Executive Officers in fiscal year 1998. We did not grant any stock appreciation rights to the Named Executive Officers during this fiscal year. In the following table, potential realizable value is based on an assumption that the price per share of Class A common stock appreciates annually at the rate shown below (compounded annually) from the date of grant until the end of the option term. Potential realizable value is shown net of exercise price. These rates of appreciation are derived from the regulations promulgated by the Commission and do not represent our estimate or projection of future stock price growth. The options in the following table are granted under our 1996 stock option plan and have exercise prices equal to the fair market value of our Class A common stock on the date of grant. All of these options have 10-year terms and vest over four years.

                    Stock Option Grants in Last Fiscal Year

                                      Individual Grants               Potential Realizable
                         --------------------------------------------   Value at Assumed
                         Number of   Percent of                       Annual Rates of Stock
                         Securities    Total     Per Share             Price Appreciation
                         Underlying  Granted to  Exercise                for Option Term
                          Options   Employees in   Base    Expiration ----------------------
Name                      Granted   Fiscal Year    Price      Date        5%        10%
----                     ---------- ------------ --------- ---------- ---------- -----------
Ross A. Cooley..........      --        --           --         --           --         --
Christina C. Jones......  125,000       4.8%       $3.00    6/18/08   $  235,836 $  597,653
James J. Luttenbacher...  150,000       5.8%        3.00    2/11/08      282,905    716,879

    The percentages in the Percent of Total Granted to Employees in Fiscal Year column are based on options to purchase an aggregate of 2,590,076 shares of Class A common stock granted in connection with the 1996 plan during fiscal 1998.

    The material terms of stock option grants to Mr. Cooley and Mr. Luttenbacher, including the vesting of the stock option grants, are described under "Employment Agreements" below. Ms. Jones' stock option grant vests at the rate of 25% annually over four years from the date of grant.

    The following table sets forth the options exercised by each of the Named Executive Officers during fiscal year 1998 and as of December 31, 1998 and the number and value of the securities underlying unexercised options held by each Named Executive Officer as of December 31, 1998. The value of the unexercised in-the-money options at December 31, 1998 is based on the estimated fair market value as of December 31, 1998 of $11.00 per share per our Class A common stock, as determined by our board of directors.

               Aggregate Options Exercised Year-End Option Values

                                                      Number of
                                                Securities Underlying     Value of Unexercised
                                                 Unexercised Options      In-the-Money Options
                           Shares               at December 31, 1998      at December 31, 1998
                          Acquired    Value   ------------------------- -------------------------
        Name             on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
        ----             ----------- -------- ----------- ------------- ----------- -------------
Ross A. Cooley..........      --        --      525,000      350,000    $4,200,000   $2,800,000
Christina C. Jones......      --        --      406,300      368,800     3,250,400    2,950,400
James J. Luttenbacher...   25,000      $  0         --       125,000             0    1,000,000

    In February 1999, the exercise date for part of Mr. Cooley's stock option to purchase 150,000 shares of our common stock was accelerated so that 50,000 shares became exercisable in February 1999, 50,000 shares became exercisable on November 1, 1999, and 50,000 shares will become exercisable on November 1, 2000.

    On February 15, 1999, the compensation committee granted to Ms. Jones an additional option to purchase 50,000 shares of our common stock at an exercise price of $12.00

Employment Agreements

    We have entered into employment agreements with Ross A. Cooley, our Chairman and Chief Executive Officer, Christina C. Jones, our President and Chief Operating Officer, and James J. Luttenbacher, our Vice President and Chief Financial Officer. Each of the three employment agreements is for a period of four years. Each of the three executives is eligible to participate in any management incentive compensation plan which we may have from time to time.

    The Cooley and Luttenbacher agreements may each be terminated by us or the executive at any time. The Jones agreement may be terminated by us at any time and by Ms. Jones for "good reason." The definition of good reason includes any "change of control" of pcOrder. If we terminate any of the three employment agreements for "cause" or if Messrs. Cooley or Luttenbacher terminate for reasons other than as a result of a "change in control," no further rights to compensation or benefits will accrue to that executive. During employment and for two years following our termination of the employment, each of the three executives is not permitted to solicit any of our customers, induce or attempt to induce any customer to withdraw, curtail or cancel its business with us or in any manner modify or fail to enter into any actual or potential business relationship with us, recruit or solicit any employee or vendor of ours, or of Trilogy in the case of Ms. Jones, to cease his, her or its relationship with us, or with Trilogy in the case of Ms. Jones, or permit his name to be used by or engage in any business competing with our business.

    Cooley Employment Agreement. Mr. Cooley's employment agreement, dated November 1, 1996 and amended effective November 1, 1997, provides for an annual salary of not less than $1.00.

Mr. Cooley currently performs various executive and leadership functions, including development of our strategic and operational plans, strategic planning, executive management of new customer and new account relationship activities and recruitment of senior management personnel. In connection with the Cooley agreement, Mr. Cooley was granted a stock option of 875,000 shares of our Class A common stock at an exercise price of $3.00 per share, of which 425,000 shares became exercisable at the time the Cooley agreement was entered into, 100,000 of those shares became exercisable on November 1, 1998, 100,000 shares became exercisable on November 1, 1999, and 100,000 shares will become exercisable on November 1, 2000. The remaining 150,000 shares under the stock option grant were to become exercisable on November 1, 2003, provided that the Cooley agreement is in effect on that date. However, in February 1999, the compensation committee accelerated the exercise date for these 150,000 shares so that 50,000 shares became exercisable in February 1999, 50,000 shares became exercisable on November 1, 1999, and 50,000 shares will become exercisable on November 1, 2000. Under the terms of the 1996 plan, in the event of a "change of control", all unvested shares under that option become immediately exercisable.

    If the Cooley agreement is terminated by us without cause or by Mr. Cooley as a result of a change of control of pcOrder, Mr. Cooley will not be entitled to any additional compensation under the terms of the Cooley agreement, but will have these rights relating to the exercise of then unexercised stock options as are provided in his stock option agreement.

    Jones Employment Agreement. Ms. Jones' employment agreement, dated November 1, 1996, provides for an annual salary of not less than $100,000. Under the Jones agreement, Ms. Jones has been granted a stock option to purchase up to 650,000 shares of our Class A common stock at an exercise price of $3.00 per share. As a condition to the grant of this option, Ms. Jones entered into an option cancellation agreement with Trilogy which terminated a stock option agreement dated February 10, 1994 between Trilogy and Ms. Jones in connection with which Ms. Jones had been granted a stock option to purchase shares of Trilogy Class B common stock at an exercise price of $1.50 per share. On February 15, 1999, the compensation committee granted to Ms. Jones an additional option to purchase 50,000 shares of our common stock at an exercise price of $12.00 per share. Under the terms of the 1996 plan, in the event of a "change of control", all unvested shares under the option become immediately exercisable.

    If we terminate the Jones agreement without cause or if Ms. Jones terminates the Jones agreement for good reason, including upon a change of control, Ms. Jones will continue to receive employee benefits and monthly payments equal to one-twelfth of her then-current annual salary for 12 months following the effective date of the termination.

    Luttenbacher Employment Agreement. Mr. Luttenbacher's employment agreement, dated February 12, 1998, provides for an annual salary of not less than $175,000. Mr. Luttenbacher received a bonus of $5,000 upon commencement of his employment with us. Under this agreement, Mr. Luttenbacher has been granted a stock option to purchase up to 150,000 shares of our Class A common stock at an exercise price of $3.00 per share. Under the terms of the 1996 plan, in the event of a "change of control", all unvested shares under the option become immediately exercisable.

    If we terminate the Luttenbacher agreement without cause or if Mr. Luttenbacher terminates as a result of a change in control of pcOrder, Mr. Luttenbacher will continue to receive employee benefits and monthly payments equal to one-twelfth of his then-current annual salary for six months following the effective date of the termination.

Limitation of Liability and Indemnification Matters

    Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of the individual's fiduciary duties as a director except for liability:

  . for any breach of the director's duty of loyalty to us or to our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . for unlawful payments of dividends or unlawful stock repurchases as provided in Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which a director derives an improper personal benefit.

    Our Bylaws provide that we will indemnify our directors and executive officers, and may indemnify our officers, employees and other agents, to the full extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of an indemnified party. Our Bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of the party's status or service as one of our directors, officers or employees or other agent. This indemnified party must repay these advances if it is ultimately determined that he or she is not entitled to indemnification. We believe that our Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

    At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents that will require or permit indemnification. We are not aware of any threatened litigation or proceeding that might result in a claim for that indemnification.

1996 Stock Option Plan

    The 1996 plan was approved by our board and stockholders in September 1996. The 1996 plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, and nonqualified stock options. We have reserved a total of 3,500,000 shares of Class A common stock for issuance under the 1996 plan. As of September 30, 1999, 391,855 shares of Class A common stock had been issued upon exercise of options granted under the 1996 plan, 3,023,724 shares were reserved for future issuance upon the exercise of outstanding options, and 84,421 shares remained available for future grant.

    The board or a committee designated by the board has the power, subject to the limitations contained in the 1996 plan, to prescribe the terms and conditions of any option granted under the 1996 plan, including the total number of shares to be offered to each optionee. The maximum term of any stock option granted under the 1996 plan is ten years. The term of incentive stock options granted to a person possessing more than 10% of combined voting power, however, will be for no more than five years. The exercise price of incentive stock options granted under the 1996 plan must be at least 100% of the fair market value of the Class A common stock on the grant date. However, the exercise price of incentive stock options granted to a 10% stockholder must be at least 110% of the fair market value on the date of grant. The aggregate fair market value on the date of grant of the Class A common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Nonqualified stock options may be granted in exchange for previously granted stock options having an exercise price higher than the options received in the exchange. In the event of a "change of control", all of the options granted under the 1996 plan become immediately exercisable.

    The board may amend the 1996 plan at any time, except that some amendments require stockholder approval. The 1996 plan will terminate in September 2006, unless earlier the board terminates the 1996 plan earlier. From and after the offering, all further option grants will be made solely under the 1999 plan.

1999 Stock Incentive Plan

    The 1999 plan was approved by our board and stockholders in February 1999. We may grant options to purchase up to an aggregate of 1,500,000 shares of Class A common stock, plus an annual increase equal to 5% of the total number of shares of Class A common stock and Class B common stock outstanding on the first day of each fiscal year, beginning fiscal 2000. As of September 30, 1999 no shares of Class A common stock have been issued upon exercise of options under the 1999 plan, 635,004 shares were reserved for future issuance upon the exercise of outstanding options and 864,996 shares remained available for future grant. Unless terminated sooner, the 1999 plan will terminate automatically in 2009.

    The 1999 plan provides for grants of incentive stock options to employees and grants of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares, and other equity-based rights to our employees, directors and consultants and our related entities.

    The per share exercise price of incentive stock options granted in connection with the 1999 plan must be at least equal to the per share fair market value of the Class A common stock on the date of grant, and the term of the option must not exceed ten years. For an employee who owns more than 10% of our stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the Class A common stock on the date of grant and the term of the option must not exceed five years. The term of other award will be determined by the plan administrator.

    The administrator may at any time offer to buy out for a payment in cash or Class A common stock, an award previously granted, based on the terms and conditions as the administrator will establish and communicate to the grantee at the time that the offer is made.

    In the event of various "change in control" transactions, one half of the then unvested shares subject to outstanding award will vest, the award will become immediately exercisable as to the shares and the repurchase or forfeiture rights as to the shares will terminate. Upon consummation of the transaction, all outstanding awards will terminate, unless they are assumed by the successor company. In the event of specific hostile takeovers of pcOrder, the vesting of all outstanding awards will accelerate as described above, but the outstanding award will remain exercisable according to their terms.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

Relationship with Trilogy

    Trilogy is our controlling stockholder. It established pcOrder as a separate business unit within Trilogy and then incorporated pcOrder as a Delaware corporation. Trilogy is a leading provider of sales, marketing and business-to-business e-commerce applications. Trilogy's software solutions are designed to integrate each function in a customer's sales and marketing operation, including pricing management, product management, sales, commissions, promotions, contract management and channel management. In addition, Trilogy's software solutions are designed to enable companies to engage in e-commerce as well as improve channel management processes.

    We have a non-exclusive license from Trilogy to use Trilogy's front-office and e-commerce software applications in our business. To help industry sales representatives and end users quickly and accurately build customer-configured computer systems using components from multiple vendors, we have customized and extended the software licensed from Trilogy to support the specific configuration and pricing rules of the computer industry. Although Trilogy does not currently compete directly with us, Trilogy has the right to compete directly or indirectly with us.

    Mr. Liemandt, one of our directors, is Chairman, Chief Executive Officer and a substantial stockholder of Trilogy.

    We also lease our Austin facilities from Trilogy pursuant to an arm's length lease arrangement. See "Business -- Facilities".

Agreements with Trilogy

    In June 1996, we entered into a series of agreements with Trilogy to clarify our ongoing relationship with Trilogy. Because these agreements were entered into at a time when we were a wholly-owned subsidiary of Trilogy, they may not be the result of arms' length negotiations between the parties.

    Asset Purchase Agreement. In August 1996, we entered into an asset transfer agreement with Trilogy, which was amended in August 1998 and June 1999. Under the asset transfer agreement, Trilogy transferred the assets and liabilities of its pcOrder.com division to us. In exchange for these transferred assets, we issued to Trilogy 900 shares of our common stock, which established us as a wholly-owned subsidiary of Trilogy. These shares were subsequently split into 11,520,000 shares of common stock.

    Trilogy has the right, on no more than four occasions after the offering, to require us to register the shares of common stock that it holds within 180 days of the request. Trilogy is exercising one of these rights in connection with this registration statement. In addition, Trilogy and its transferees have the right under some circumstances to include shares held by Trilogy and its transferees in a registration statement registering other shares of our common stock. These registration rights are subject to some conditions and limitations, including our right not to effect a requested registration under some conditions. We have agreed to indemnify Trilogy against, and provide contribution for, some liabilities under the Securities Act in connection with any registration. These registration rights expire eight years after the effective date of the asset transfer agreement.

    Technology, Services and License Agreement. In September 1998, we entered into a technology, services and license agreement with Trilogy which replaced an earlier agreement we had with Trilogy. Under this agreement we each provide the other with access to specified intellectual property and products owned by each party or jointly owned by the parties and existing as of September 1, 1998. The agreement also requires each party to provide to the other any updates, changes to, and new releases of the material until 5 years after a "trigger event" but no sooner than

September 1, 2008. However, after a trigger event Trilogy must only provide updates, changes to, and new releases of Trilogy products that are the same, similar to, replacements of or equivalent to Trilogy products provided to us before such an event. A "trigger event" is the date there is a change in control of Trilogy or the date Trilogy is no longer required by generally accepted accounting principles to be consolidated with us for financial reporting purposes.

    In granting each other access to the material, each party allowed the other party to use the other's intellectual property in creating, marketing, distributing and licensing products to customers upon payment of royalties to the owner of the material. Additionally, either party may sublicense their right to conduct these activities to third parties, provided the other party's intellectual property continues to be treated as confidential information.

    Similarly, Trilogy also granted us a license to access Trilogy's network based e-commerce products (except for market analysis data) beginning on the date of a trigger event and extending for 5 years after this date, or at least until September 1, 2008. During that period, we may use the material in creating, marketing, distributing and licensing products to customers upon payment of royalties to Trilogy.

    The parties also agreed to provide to each other consulting services upon the request of the other. Either party may make a request between September 1, 1998 and the later of the date of a trigger event or September 1, 2010. However, neither party has any obligation to request these services.

    In connection with the technology agreement, neither party is restricted from entering into or having similar agreements with third parties or from engaging in any activity relating to competitive products and services.

    The technology agreement also provides that where at least one of our employees or contractors and at least one Trilogy employee or contractor cooperate toward jointly creating, inventing or discovering new material qualifying for either patent or copyright protection, the parties will negotiate in good faith on a project-by-project basis to determine to what extent this newly developed material should be jointly owned. In the event of joint ownership, the parties will have an equal, undivided interest in that patent, copyright or other intellectual property.

    Each party is obligated to pay to the other monthly royalties based on a percentage of:

  . license fees derived from sales of products that incorporate, or data maintenance services related to, the other party's intellectual property;

  . software maintenance fees other than data maintenance services in connection with products that incorporate the other party's intellectual property; and

  . online subscription service fees from products that incorporate the other party's intellectual property.

    The technology agreement provides that each party will defend, indemnify and hold the other party harmless for any claim against the other party by any third party to the extent based on specific circumstances enumerated in the agreement.

    This agreement has a perpetual term, unless terminated earlier by either party upon 31 days prior notice of an uncured breach by the other party, subject to extension for special circumstances, or the bankruptcy of either of the parties.

    Management Services Agreement. We entered into a management services agreement with Trilogy, effective as of July 1, 1998. Under this agreement, Trilogy agreed to provide us with some administrative and corporate support services. Some of these services are mandatory services, including tax administration, payroll, payroll accounting, banking, corporate finance, recruiting and employee training services. In addition, Trilogy has agreed to provide some optional services to us, including hardware purchasing, shipping and receiving, purchase order database administration, network administration, audit services, human resources administration, legal services and customer training. The provision of mandatory services may not be unilaterally terminated by either party during the effectiveness of the management services agreement. The provision of optional services may be terminated by either party upon 90 days notice.

    The management services agreement provides that Trilogy will use the same level of care in rendering services to us that Trilogy uses in rendering services to itself or any of its other subsidiaries. This level of care must be at least equal to the care that Trilogy used in rendering the services to us in the past. However, the selection of personnel to perform the various services will be within the sole control of Trilogy. Specifically, Trilogy may, without our consent or approval, subcontract any service to be provided under this agreement.

    This agreement terminated on June 30, 1999. Both parties, however, agreed to renew the agreement for a one year term. Successive renewals can occur. This agreement may be terminated if there is an uncured material breach by the other party or Trilogy ceases to own a majority of our common stock.

    Tax Allocation Agreement. From our incorporation until August 25, 1999, we were a member of the Trilogy consolidated federal income tax group. As a result, our federal taxable income (loss) was included in Trilogy's consolidated federal income tax return. Under a tax allocation agreement between us and Trilogy, for these tax periods payments are required to be made between us based on the federal income taxes we would have paid if we filed separate federal, state and local income taxes. The amount of taxes to be paid or received by us includes, except as provided below, any amounts to be due as a result of a redetermination of the tax liability of Trilogy arising from an audit or otherwise.

    Under the terms of the tax allocation agreement, in computing our stand-alone tax liability or tax refund, we are able to utilize some tax items, such as net operating losses, foreign tax credits and other tax credits. In addition, for our tax attributes that come into existence after the execution of the tax allocation agreement, and under the terms of the tax allocation agreement, Trilogy will be required to make any payment to us as such of our tax attributes are utilized by the Trilogy consolidated federal income tax group. In connection with this agreement, Trilogy's obligation to make any payment to us relating to the our tax attributes will apply only to tax periods during which we, or our affiliated subsidiaries, are a member of Trilogy's consolidated federal income tax group.

    Trilogy will continue to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law regarding a parent of a combined, consolidated or unitary group) for tax periods prior to August 25, 1999. Further, Trilogy will be the sole and exclusive agent for us in any and all matters relating to our income, franchise and similar liabilities, will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state and local income tax returns (or amended returns), and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of us for any tax periods ending prior to August 26, 1999.

    The tax allocation agreement remains in effect until the expiration of any open years for which we have filed as a member of the Trilogy consolidated group. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although this agreement allocates tax liabilities between us and Trilogy, during the period in which we are included in Trilogy's consolidated group, we could be liable if any federal tax liability is incurred, but not discharged, by any other member of Trilogy's consolidated group. In connection with this agreement, however, Trilogy is obligated to indemnify us for any tax liabilities, provided that we have paid our allocated share of those liabilities to Trilogy.

    On August 25, 1999, Trilogy Software, Inc. and Trilogy eCommerce.com, Inc. formed a Delaware general partnership, Trilogy Partnership. Trilogy Software, Inc. contributed 450,000 shares of our Class B common stock and Trilogy eCommerce.com, Inc. contributed cash. By Trilogy Software, Inc.'s transfer of 450,000 shares to Trilogy Partnership, we are no longer a part of the consolidated group of Trilogy for federal, state and local income tax purposes for tax periods after August 25, 1999. We are now required to file our federal income tax returns on a stand-alone basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information known to us with respect to the beneficial ownership of our Class A common stock as of September 30, 1999, and as adjusted to reflect the sale of shares offered by this prospectus, by:

  . each of our Named Executive Officers and directors;

  . all of our current executive officers and directors as a group;

  . each person we know to own beneficially more than 5% of our Class A common stock; and

  . each selling stockholder.

   We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of Class A common stock subject to options held by that person that are currently exercisable within 60 days of September 30, 1999. The shares issuable pursuant to these options are deemed outstanding for purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for purposes of computing the percentage ownership of any other person. For purposes of calculating the percentage beneficially owned, we have assumed all shares of Class B common stock have been converted into shares of our Class A common stock. The number of shares of Class A common stock deemed outstanding after this offering includes the 500,000 shares offered by us. Except pursuant to applicable community property laws or as otherwise indicated in the paragraphs following this table, to our knowledge, the stockholders identified in the table have sole voting and investment power with respect to all shares beneficially owned by that stockholder.

                                                        Number of
                                                       Shares Being
                                                         Offered    Shares Beneficially    Shares Beneficially
                                                        (Assuming          Owned               Owned After
                                                          Over-        After Offering       Offering (Assuming
                                                        Allotment     (Assuming Over-         Over-Allotment
                              Shares Beneficially      is Exercised   Allotment Option       Option Exercised
                            Owned Prior To Offering      in Full)      Not Exercised)            in Full)
                            --------------------------------------- ----------------------------------------------
     Name and Address          Number       Percent                   Number     Percent     Number     Percent
     ----------------          ------       -------                 ------------ ---------------------- ----------
Trilogy, Inc.(1)
 6034 West Courtyard Drive
 Austin, TX 78730.........      12,659,650      80.5%   2,150,000     10,884,650    67.1%    10,509,650    64.8%
Joseph A. Liemandt(1)
 6034 West Courtyard Dr.
 Austin, TX 78730.........      12,659,725      80.5    2,150,000     10,884,725    67.1     10,509,725    64.8
Peter J. Barris...........           2,500      *             --           2,500     *            2,500     *
Linwood A. Lacy, Jr. .....           7,500      *             --           7,500     *            7,500     *
Robert W. Stearns.........           3,750      *             --           3,750     *            3,750     *
Ross A. Cooley............         725,000       4.4       50,000        675,000     4.0        675,000     4.0
Christina C. Jones........         554,450       3.4       80,000        474,450     2.8        474,450     2.8
James J. Luttenbacher.....          57,450      *           6,000         51,450     *           51,450     *
All directors and officers
 as a group (7 persons)......   14,010,375      82.7%   2,286,000     12,099,375    77.9%    11,724,375    77.3%
ADDITIONAL SELLING
 STOCKHOLDERS:
  89 additional selling
  stockholders, each of
  whom is selling 1,000
  shares in the offering
  and will beneficially
  own less than 1% of the
  outstanding Class A
  common stock after the
  offering................          89,000      *          89,000            --      --             --      --

-------
* Less than 1%.
(1) Shares beneficially owned by Trilogy are registered in the name of Trilogy Software, Inc., a wholly owned subsidiary of Trilogy, and Trilogy Partnership, a Delaware general partnership of which Trilogy Software, Inc. is the general partner and the managing partner. Of the shares beneficially owned by Trilogy, 8,000 of these shares are subject to options granted by Trilogy to some of its employees, entitling these employees to purchase the shares at any time prior to August 25, 2009, at a price of $5.00 per share. Through his ownership of securities of Trilogy, Mr. Liemandt has the right to cause to be elected a majority of the board of directors of Trilogy. As a result, Mr. Liemandt may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares beneficially owned by Trilogy. Mr. Liemandt disclaims beneficial ownership of the shares beneficially owned by Trilogy, except with respect to any proportional pecuniary interest therein.

                          DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

    We are authorized to issue 50,000,000 shares of common stock, par value $0.01 per share, consisting of 37,243,000 shares of Class A common stock, and 12,757,000 shares of Class B common stock, and 10,000,000 shares of preferred stock, par value $0.01 per share. Following this offering, no shares of preferred stock, 5,337,205 shares of Class A common stock and 10,884,650 shares of Class B common stock will be outstanding (or 10,509,650 shares if the underwriters' over-allotment option is exercised in full).

Common Stock

    At September 30, 1999, there were 15,721,855 shares of common stock outstanding of which 3,062,205 shares were Class A common stock held by individuals and 12,659,650 were Class B common stock. All of the outstanding shares of Class B common stock are beneficially owned by Trilogy. It is contemplated that immediately before this offering, Trilogy will convert 1,800,000 shares of Class B common stock to Class A common stock on a one-for-one basis, which Class A common stock is being offered in connection with this offering.

    The Class A common stock and Class B common stock have substantially identical rights other than voting, conversion and transfer rights, as described further below. In general, the Class B common stock entitles its holders to eight votes per share while the Class A common stock entitles its holders to one vote per share on all matters submitted to a vote or for the consent of stockholders. In general, the Class A common stock and Class B common stock vote together, as a single class, on all matters submitted to a vote or for the consent of stockholders. Additionally, the common stock votes on a non-cumulative basis on the election of directors. The holders of common stock are entitled to receive noncumulative dividends, if any, as may be declared by the board of directors out of legally available funds. In the event we are liquidated or dissolved, the holders of common stock are entitled to share in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if there are any then outstanding. The common stock has no preemptive rights or other subscription rights. The Class A common stock has no conversion rights. The shares of Class B common stock are convertible at any time before a tax-free spin-off at the option of the holder into shares of Class A common stock on a one-for-one basis.

    All of the outstanding shares of Class B common stock are currently held by Trilogy or affiliates of Trilogy.

    At any time before a tax-free spinoff by Trilogy of the Class B common stock to the stockholders of Trilogy, the shares of Class B common stock are convertible at the option of the holder into shares of Class A common stock at the option of the holder.

    If at any time before such a tax-free spinoff, any holder of Class B common stock transfers any shares of Class B common stock, then each transferred share of Class B common stock will convert automatically into one share of Class A common stock, unless the transfer is to Trilogy or an affiliate of Trilogy or a non-affiliate of Trilogy that acquires more than 50% of the then outstanding Class B common stock in a single transaction. However, if the transfer is to a non-affiliate of Trilogy that acquires more than 50% of the then outstanding Class B common stock in a single transaction, then each remaining share of Class B common stock held by Trilogy or an affiliate of Trilogy will convert automatically into one share of Class A common stock.

    If such a tax-free spinoff takes place, then on the fifth anniversary of the first transfer of Class B common stock in connection with the spinoff, each share of Class B common stock will convert automatically into one share of Class A common stock, unless we receive an opinion of counsel that the conversion would adversely affect the tax-free nature of the spinoff. If we do receive such an opinion of counsel, then we will submit the matter of the conversion to a vote of our stockholders. If our stockholders approve the conversion, then each share of Class B common stock will convert automatically into one share of Class A common stock.

    If a tax-free spinoff takes place, then the shares of Class B common stock, other than shares of Class B common stock held by Trilogy or an affiliate of Trilogy, will generally not be convertible into shares of Class A common stock until the fifth anniversary of the first transfer of Class B common stock in the spinoff.

    We must always reserve and keep available out of our authorized but unissued Class A common stock, the number of shares of Class A common stock necessary for conversion of all then outstanding shares of Class B common stock. There are no redemption or sinking fund provisions applicable to the common stock. The Class B common stock may only be transferred in connection with the restrictions contained in our Certificate of Incorporation. All outstanding shares of common stock are fully paid and nonassessable, and the shares of Class A common stock to be issued following this offering will be fully paid and nonassessable.

Preferred Stock

    The board of directors is authorized, without further action by our stockholders, to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions regarding the preferred stock, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely effect the rights of our holders of common stock. The issuance of preferred stock with voting and conversion rights may have the effect of decreasing the trading price of our common stock, and may adversely effect the voting power of our holders of common stock, including the loss of voting control to others. We currently have no plans to issue any shares of preferred stock.

Certain Anti-Takeover and Limited Liability Provisions; Effect of Sale of Trilogy's Ownership

    We are subject to Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for three years following the date that the stockholder became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a manner prescribed in the Delaware General Corporation Law. A "business combination" includes a merger or consolidation, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. In general, an "interested stockholder" is any entity or person who, together with affiliates and associates, beneficially owns, or did so within the past three years, 15% or more or the outstanding voting stock of the corporation.

    In general, our directors are not personally liable for monetary damages for breach of a director's fiduciary duty as a director, except in some specific situations where the director has acted inappropriately.

    Trilogy could elect to sell all or a substantial portion of its equity interest to a third party, which could represent a controlling or substantial interest, without offering to our other stockholders the opportunity to participate in the transaction. A single transaction resulting in the transfer of greater than 50% of Trilogy's equity interest in the Class B common stock to a non-affiliate of Trilogy will result in the non-affiliate having the disproportionate per share voting rights currently held by Trilogy. In the event of a sale of Trilogy's interest to a third party, the third party may be able to control us in the same manner that Trilogy is currently able to control us, including regarding the election of all of the members of our board of directors. The sale may adversely effect our other stockholders and the trading price of our Class A common stock. The overall effect of the disproportionate voting rights of the Class B common stock may be to discourage a potential purchaser of a majority interest of the Class A common stock.

Indemnification

    Our Bylaws provide that our directors and officers are indemnified and advanced expenses in connection with actual or threatened proceedings and claims arising out of their status as director or officer as such to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

    The transfer agent and registrar for the Class A common stock is American Stock Transfer & Trust Company. The transfer agent's address is 40 Wall Street, New York, New York 10005 and telephone number is (718) 921-8207.

Nasdaq Listing

    The Class A common stock is quoted on the Nasdaq National Market under the symbol "PCOR".

                        SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of our Class A common stock in the public market after this offering (including shares of Class A common stock issuable upon conversion of Class B common stock) or the anticipation of any of those sales could adversely affect prevailing trading prices of the Class A common stock. Following the offering, we will have 5,337,205 shares of Class A common stock outstanding and 10,884,650 shares of Class B common stock outstanding.

    With respect to the shares of Class A common stock, the 2,500,000 shares sold in this offering will be freely tradeable without restriction under the
Securities Act. Of the remaining outstanding    shares of Class A common stock,
certain existing stockholders will be subject to lock-up agreements generally providing that, with specific limited exceptions, the stockholder will not offer to sell, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock owned of record or beneficially prior to the offering for a period of 90 days following the date of the final prospectus for this offering, without the prior written consent of Goldman, Sachs & Co. acting alone or each of the above listed representatives acting together. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) and 701, none of these shares can be sold until 91 days after the date of the final prospectus. Beginning 91 days after the date of the final prospectus, these shares will be eligible for sale in the public market, subject to specific volume limitations and the expiration of any applicable holding periods under Rule 144 under the Securities Act.

    Additionally, shares of Class B common stock owned by Trilogy are convertible into Class A common stock on a share-for-share basis at the election of the holder or automatically upon some transfers of the Class B common stock. These shares (including the shares of Class A common stock issuable upon some transfers of the Class B common stock) are "restricted securities" as defined in Rule 144 of the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. Trilogy agreed in connection with this offering not to sell any other shares of common stock for a period of 90 days following the date of the final prospectus.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who owns shares that were purchased at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the then outstanding shares of the Class A common stock (which will equal approximately 53,000 shares immediately after the offering); and

  . the average weekly trading volume of the Class A common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

    Sales under Rule 144 are also subject to some manner of sale provisions, notice requirements and the availability of current public information about us. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who owns shares of restricted common stock under Rule 144 that were purchased from us or any of our affiliates at least two years previously, would be entitled to sell the shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

    Under Rule 701 as currently in effect, officers, directors, employees, consultants, and others who purchase shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell the shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation, or notice provisions of Rule 144. In addition, we have in effect registration statements under the Securities Act registering the shares to be issued under our stock option plans. As a result, any options exercised under the stock option plans or any other benefit plan are freely tradable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resaleable under Rule 701. At September 30, 1999, there were outstanding options under the 1996 plan and the 1999 plan for the purchase of 3,658,728 shares, of which 1,441,431 were exercisable as of that date. "Risk Factors-- Future sales of our common stock may depress our stock price", "Management-- Stock Plans" and "Description of Capital Stock" for additional information regarding our capital stock.

    We will agree not to offer, sell or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any rights to acquire common stock for 90 days after the date of the final prospectus, without the prior written consent of Goldman, Sachs & Co., subject to some limited exceptions. See "Underwriting".

    Trilogy has the continuing right in some circumstances to request us to register their shares of Class B common stock and shares of the Class A common stock issuable upon conversion of the Class B common stock under the Securities Act for resale to the public. Prior to the date hereof, Trilogy exercised its registration rights in connection with the shares offered by Trilogy in accordance with this offering. These registration rights are subject to some conditions and limitations, among them the right of the underwriters, if any, of an offering to limit the number of shares included in the registration. If we were required in the future to include in a registration for additional shares held by Trilogy, the registration or sales of stock could adversely affect the trading price for our Class A common stock and on our ability to raise new capital. See "Risk Factors--Future sales of common stock by Trilogy or insiders could adversely affect our stock price".

    There can be no assurance that an active public market for the Class A common stock will continue. Future sales of substantial amounts of Class A common stock (including shares issued upon exercise of outstanding options) in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of its equity securities. As described above, only a limited number of shares will be available for sale immediately after this offering due to specific contractual restrictions on resale. Sales of substantial amounts of Class A common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

                                 LEGAL MATTERS

    The validity of the Class A common stock offered in this registration statement will be passed upon for us by Haynes and Boone, LLP, Austin, Texas. Some legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich and Rosati, Professional Corporation, Austin, Texas.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for our Class A common stock offered in this offering. This prospectus does not contain all of the information shown in the registration statement and the exhibits and schedules to the registration statement. For further information regarding pcOrder and the common stock in this offering, we refer you to the registration statement and to the attached exhibits and schedules. For each document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

    You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about public reference rooms. You may obtain copies of all or any part of our registration statement from the Securities and Exchange Commission upon payment of prescribed fees. You may also inspect reports, proxy, and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission without charge at a website maintained by the Securities and Exchange Commission at http://www.sec.gov.

                                  UNDERWRITING

    pcOrder, the selling stockholders and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation and SG Cowen Securities Corporation are the representatives of the underwriters.

  Underwriters                                                 Number of Shares
  ------------                                                 ----------------
    Goldman, Sachs & Co.......................................
    Credit Suisse First Boston Corporation....................
    SG Cowen Securities Corporation...........................
                                                                  ---------
      Total...................................................    2,500,000
                                                                  =========

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 375,000 shares from Trilogy to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by pcOrder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 375,000 additional shares.

                     Paid by pcOrder                   No Exercise Full Exercise
                     ---------------                   ----------- -------------
   Per Share..........................................    $            $
   Total..............................................    $            $
                       Paid by the
                  Selling Stockholders                 No Exercise Full Exercise
                  --------------------                 ----------- -------------
   Per Share..........................................    $
   Total..............................................    $

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $   per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $   per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    pcOrder and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of other transfer restrictions.

    In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The Nasdaq Stock Market, in the over-the-counter market or otherwise.

    As permitted by Rule 103 under the Exchange Act, certain Underwriters and selling group members that are market makers ("passive market makers") in the common stock may make bids for or purchases of the common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides that:

  . a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filling date of the registration statement of which this prospectus forms a part;

  . a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

  . bids made by passive market makers must be identified as such.

    pcOrder and the selling stockholders estimate that the total expenses of
this offering, excluding underwriting discount will be approximately $   .

    pcOrder and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                         INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements:
Report of Ernst & Young LLP, Independent Auditors........................  F-2
Balance Sheets...........................................................  F-3
Statements of Operations.................................................  F-4
Statements of Stockholders' Equity (Deficit).............................  F-5
Statements of Cash Flows.................................................  F-6
Notes to Financial Statements............................................  F-7
Unaudited Interim Financial Statements:
Condensed Balance Sheets as of December 31, 1998 and September 30, 1999
 (Unaudited)............................................................. F-18
Condensed Statements of Operations for the Nine Months Ended September
 30, 1998 and 1999 (Unaudited)........................................... F-19
Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1999 (Unaudited)........................................... F-20
Notes to Condensed Financial Statements (Unaudited)...................... F-21

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of pcOrder.com, Inc.

    We have audited the accompanying balance sheets of pcOrder.com, Inc. (the Company), a subsidiary of Trilogy Software, Inc. and its predecessor entities including Trilogy Development Group, Inc., as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of pcOrder.com, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Austin, Texas
February 5, 1999, except for Note 10,
as to which the date is February 25, 1999

                               PCORDER.COM, INC.

                                 BALANCE SHEETS
                      (in thousands, except share amounts)

                                                               December 31,
                                                             -----------------
                                                              1997      1998
                                                             -------  --------
                           ASSETS
Current assets:
  Cash and cash equivalents................................. $ 2,207  $  4,726
  Accounts receivable, net of allowance of $281 in 1997 and
   $350 in 1998.............................................   2,277     4,775
  Other current assets......................................     --        150
                                                             -------  --------
    Total current assets....................................   4,484     9,651
Property and equipment, net.................................     494     1,938
Other assets................................................     --        665
                                                             -------  --------
    Total assets............................................ $ 4,978  $ 12,254
                                                             =======  ========
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.......................................... $    37  $    612
  Accrued expenses..........................................     781     2,260
  Accrued payroll and related liabilities...................     511       890
  Payable to Trilogy........................................     432     4,506
  Deferred revenue..........................................   4,212    10,428
                                                             -------  --------
    Total current liabilities...............................   5,973    18,696
Deferred revenue............................................     --      2,103
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred Stock, $.01 par value; 10,000,000 shares
   authorized; no shares issued or outstanding..............     --        --
  Class A Common Stock, $.01 par value; 37,243,000 shares
   authorized; 43,225 and 191,602 shares issued and
   outstanding in 1997 and 1998, respectively...............     --          1
  Class B Common Stock, $.01 par value; 12,757,000 shares
   authorized, issued and outstanding in 1997 and 1998......     128       128
  Additional paid-in capital................................     211     4,024
  Deferred stock compensation...............................     --     (1,726)
  Accumulated deficit.......................................  (1,334)  (10,972)
                                                             -------  --------
    Total stockholders' equity (deficit)....................    (995)   (8,545)
                                                             -------  --------
    Total liabilities and stockholders' equity (deficit).... $ 4,978  $ 12,254
                                                             =======  ========

                            See accompanying notes.

                               PCORDER.COM, INC.

                            STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                     Year ended December 31,
                                                     -------------------------
                                                      1996    1997      1998
                                                     ------  -------  --------
Revenues:
  Software and subscriptions........................ $3,633  $ 6,475  $ 12,651
  Content and services..............................  2,249    4,114     9,063
                                                     ------  -------  --------
    Total revenues..................................  5,882   10,589    21,714
                                                     ------  -------  --------
Costs of revenues:
  Software and subscriptions........................    510      440     2,170
  Software and subscriptions--affiliated royalty
   fee..............................................    312      583     1,072
                                                     ------  -------  --------
    Total software and subscriptions................    822    1,023     3,242
  Content and services..............................  1,112    2,553     7,068
                                                     ------  -------  --------
    Total cost of revenues..........................  1,934    3,576    10,310
                                                     ------  -------  --------
Gross profit........................................  3,948    7,013    11,404
Operating expenses:
  Research and development..........................  1,168    1,129     4,292
  Selling and marketing.............................  2,555    4,793    12,151
  General and administrative........................    726    1,792     3,689
  Amortization of deferred stock and stock
   compensation expense.............................    --       --      1,468
                                                     ------  -------  --------
    Total operating expenses........................  4,449    7,714    21,600
                                                     ------  -------  --------
Operating loss......................................   (501)    (701)  (10,196)
Interest income.....................................    --       --        172
                                                     ------  -------  --------
Loss before income taxes............................   (501)    (701)  (10,024)
Income tax provision (benefit)......................   (191)     427      (386)
                                                     ------  -------  --------
Net loss............................................ $ (310) $(1,128) $ (9,638)
                                                     ======  =======  ========
Basic and diluted net loss per share................ $(0.02) $ (0.09) $  (0.75)
                                                     ======  =======  ========
Weighted average shares outstanding................. 12,800   12,800    12,861
                                                     ======  =======  ========
Unaudited pro forma information:
  Historical loss before income taxes...............                  $(10,024)
  Pro forma income tax benefit......................                      (292)
                                                                      --------
  Pro forma net loss................................                  $ (9,732)
                                                                      ========
  Pro forma basic and diluted net loss per share....                  $  (0.76)
                                                                      ========

                            See accompanying notes.

                               PCORDER.COM, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (in thousands, except share amounts)

                             Class A          Class B
                           Common Stock    Common Stock    Additional   Deferred   Retained
                          -------------- -----------------  Paid-In      Stock     Earnings
                          Shares  Amount   Shares   Amount  Capital   Compensation (Deficit)   Total
                          ------- ------ ---------- ------ ---------- ------------ ---------  -------
Balance at December 31,
 1995...................   43,000  $--   12,757,000  $128    $  210     $   --     $    104   $   442
Net loss................      --    --          --    --        --          --         (310)     (310)
                          -------  ----  ----------  ----    ------     -------    --------   -------
Balance at December 31,
 1996...................   43,000   --   12,757,000   128       210         --         (206)      132
Exercise of stock
 options................      225   --          --    --          1         --          --          1
Net loss................      --    --          --    --        --          --       (1,128)   (1,128)
                          -------  ----  ----------  ----    ------     -------    --------   -------
Balance at December 31,
 1997...................   43,225   --   12,757,000   128       211         --       (1,334)     (995)
Exercise of stock
 options................  148,377     1         --    --        444         --          --        445
Income tax benefit from
 stock options
 exercised..............      --    --          --    --        175         --          --        175
Deferred stock
 compensation related to
 stock options..........      --    --          --    --      2,811      (2,811)        --        --
Amortization of deferred
 stock and stock
 compensation expense...      --    --          --    --        383       1,085         --      1,468
Net loss................      --    --          --    --        --          --       (9,638)   (9,638)
                          -------  ----  ----------  ----    ------     -------    --------   -------
Balance at December 31,
 1998...................  191,602  $  1  12,757,000  $128    $4,024     $(1,726)   $(10,972)  $(8,545)
                          =======  ====  ==========  ====    ======     =======    ========   =======


                            See accompanying notes.

                               PCORDER.COM, INC.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                    Year ended December 31,
                                                    -------------------------
                                                     1996     1997     1998
                                                    -------  -------  -------
Operating activities
Net loss........................................... $  (310) $(1,128) $(9,638)
Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
  Depreciation.....................................     346      459    1,189
  Amortization of deferred stock and stock
   compensation expense............................     --       --     1,468
  Changes in operating assets and liabilities:
    Accounts receivable............................  (2,194)     172   (2,498)
    Other assets...................................      (4)       4     (815)
    Deferred tax assets............................    (483)     691      --
    Accounts payable...............................     226      (36)     575
    Accrued expenses...............................     392       86    1,479
    Accrued payroll and related liabilities........     268      393      379
    Payable to Trilogy.............................     --       432    4,249
    Deferred revenue...............................   1,112    2,050    8,319
                                                    -------  -------  -------
Net cash provided by (used in) operating
 activities........................................    (647)   3,123    4,707
Investing activities
Purchase of property and equipment.................    (359)    (662)  (2,633)
                                                    -------  -------  -------
Net cash used in investing activities..............    (359)    (662)  (2,633)
Financing activities
Change in payable to Trilogy.......................   1,006     (255)     --
Proceeds from exercise of stock options............     --         1      445
                                                    -------  -------  -------
Net cash provided by (used in) financing
 activities........................................   1,006     (254)     445
                                                    -------  -------  -------
Increase in cash and cash equivalents..............     --     2,207    2,519
Cash and cash equivalents at beginning of year.....     --       --     2,207
                                                    -------  -------  -------
Cash and cash equivalents at end of year........... $   --   $ 2,207  $ 4,726
                                                    =======  =======  =======

                            See accompanying notes.

                               PCORDER.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998

1. Business

    pcOrder.com, Inc., (the "Company") is a substantially wholly-owned subsidiary of Trilogy Software, Inc. and its predecessor entities including Trilogy Development Group, Inc. ("parent" or "Trilogy"). The Company commenced operations as a separate business unit within Trilogy on July 1, 1993 and was incorporated as a separate entity on July 18, 1994. The Company provides electronic commerce technology and tailored solutions to the manufacturers, distributors and resellers of computer products primarily in the U.S. The Company's products include software applications and support for those applications. The software applications consist of an integrated application suite that includes cataloging, quoting, pricing, availability, and product configuration. Content for these applications in the form of detailed product databases containing configuration, pricing, availability and specifications are also provided and updated by the Company. Customers can choose to have the Company host the software applications or install them at their site. In addition, the Company provides consulting services to help customers build and integrate electronic commerce capabilities to meet their specified needs.

2. Summary of Significant Accounting Policies

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences may be material to the financial statements.

Revenue Recognition

    The Company adopted Statement of Position ("SOP") 97-2, Software Revenue Recognition, and SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2 as of January 1, 1998. SOP 97-2 and 98-4 provide guidance for recognizing revenue on software transactions and supersede SOP 91-1, Software Revenue Recognition. The adoption of SOP 97-2 and 98-4 did not have a material impact on the Company's financial results.

    Software and subscriptions revenues consist of subscription based or perpetual licensing fees under arrangements which provide customers with the right to use the respective product(s) and software maintenance fees. The Company generally sells the right to use its products under subscription based license arrangements which provide the customer with unlimited access to any new versions or releases and technical support at no additional charge over the term of the arrangement. Revenue for subscription based arrangements is recognized ratably over the term of the agreement and recognition commences when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed and determinable and collectibility is probable. The Company may also sell the right to use its products under a perpetual license arrangement. Revenue from perpetual licenses is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable, and collectibility is probable. Revenue recognized from perpetual license arrangements represented 33%, 7% and 15% of total revenues in 1996, 1997 and 1998, respectively. The Company also sells software maintenance which provides technical support and the right to unspecified upgrades on an if-and-when available basis. Revenue from software maintenance arrangements is recognized ratably over the term of the agreement and commences once implementation of the product has occurred.

                               PCORDER.COM, INC.

    Content revenues consist of fees charged for content access, entry, updates and maintenance services (collectively, "content maintenance"). Content maintenance provides the customer with constantly updated information within the catalog database, especially information that is specific to the customer's product offerings. Content fees are recognized ratably over the term of the arrangement generally commencing upon initial content entry.

    Service fees consist of integration, customization and training and are generally recognized as the services are performed, upon completion of specific contractual events or based on an estimated percentage of completion as work progresses. Services generally occur at the inception of a subscription or license arrangement to provide installation, integration, and/or customization to deploy the software products as well as training of customer personnel.

    Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue. Amounts recorded as deferred revenue that are not expected to be recognized as revenue within the following twelve months are classified as long-term.

    Effective December 15, 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP 98-9, Modification of SOP 97-2, "Software Revenue Recognition", With Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 and 98-4 extending the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not believe that the adoption of SOP 98-9 will have a material effect on the Company's financial condition or results of operations.

Product Development and Database Maintenance Cost

    The Company's policy is to capitalize eligible computer software costs upon achievement of technological feasibility, which the Company has defined as completion of a working model, subject to net realizable value considerations. As of December 31, 1998, no significant costs have met this criteria and, accordingly, the Company has charged all software development costs to expense as incurred in the accompanying statements of operations.

    Research and development expenses are expensed as incurred.

    Costs to maintain the Company's proprietary database are expensed as incurred and are included as a cost of content and services revenues.

Net Loss per Share

    The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") 128, Earnings Per Share. Basic net loss per share is computed by dividing net loss available to Common Stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share is calculated using the weighted average number of outstanding shares of Common Stock plus dilutive common stock equivalents. For the years ended December 31, 1996, 1997, and 1998, there was no impact from common stock equivalents under the treasury stock method. For the year ended December 31, 1998, approximately 1,200,000 common equivalent shares are excluded from the diluted calculation as they are anti-dilutive. Accordingly, basic and diluted net loss per share are the same for all periods presented.

    In February 1998, the SEC issued Staff Accounting Bulletin ("SAB") 98 which requires issuances of common stock, options and warrants for nominal consideration in periods preceding an initial public offering to be included in the calculations of earnings per share as if they were outstanding for all periods presented. To date, the Company has had no issuances of common stock, options or warrants for nominal consideration.

                               PCORDER.COM, INC.

Comprehensive Income

    In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, Reporting Comprehensive Income. The Company adopted SFAS 130 during the year ended December 31, 1998. There was no impact to the Company as a result of the adoption of SFAS 130, as there were no differences between net loss and comprehensive loss for all periods presented.

Cash and Cash Equivalents

    Cash equivalents consist primarily of cash deposits and money market investments with original maturities of ninety days or less when purchased.

Property and Equipment

    Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of 18 months to 5 years.

Segments

    In June 1997, the FASB issued SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The Company adopted SFAS 131 during the year ended December 31, 1998. Such adoption did not have a material effect on the Company's financial disclosures as the Company continues to consider its business activities as a single segment.

Internally Used Computer Software

    In March 1998, the AICPA issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. The Company is required to implement SOP 98-1 for the year ending December 31, 1999. Adoption of SOP 98-1 is not expected to have a material impact on the Company's financial condition or results of operations.

Income Taxes

    The liability method is used for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

    The Company has entered into a tax allocation agreement with Trilogy. Accordingly, the Company's operations are included in the consolidated income tax returns filed by Trilogy. The current income tax provision (benefit) in the accompanying financial statements has been computed as follows:

    In the case of a current income tax provision, the Company recognizes the amount of expense as if the Company had filed separate income tax returns with the liability shown as a payable to Trilogy.

    In the case of a current income tax benefit, the Company recognizes the amount of benefit the consolidated group obtained through utilization of net operating losses and other tax attributes, resulting in a reduction in the payable to Trilogy.

                               PCORDER.COM, INC.

    Deferred tax expense (benefit) is computed as if the Company had not been included in the consolidated tax group of Trilogy.

    The pro forma disclosure on the statements of operations reflects adjustments to the 1998 income tax benefit as if the Company had filed a separate income tax return.

Financial Presentation

    Certain prior year amounts have been reclassified to conform to the 1998 presentation.

3. Concentration of Credit Risk and Significant Customers

    Cash and accounts receivable potentially expose the Company to concentrations of credit risk, as defined by SFAS 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk. Excess cash is placed with highly rated financial institutions. The Company provides credit, in the normal course of business, to a number of customers geographically dispersed throughout the U.S. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company generally requires certain up-front payments from customers, and customers can be denied access to the product in the event of non-payment.

    The following table summarizes the changes in the allowance for doubtful accounts for 1996, 1997, and 1998 (in thousands):

   Balance at December 31, 1995........................................... $ 40
     Additions charged to costs and expenses..............................  165
     Write-off of uncollectible accounts..................................  (92)
                                                                           ----
   Balance at December 31, 1996...........................................  113
     Additions charged to costs and expenses..............................  315
     Write-off of uncollectible accounts.................................. (147)
                                                                           ----
   Balance at December 31, 1997...........................................  281
     Additions charged to costs and expenses..............................  112
     Write-off of uncollectible accounts..................................  (43)
                                                                           ----
   Balance at December 31, 1998........................................... $350
                                                                           ====

    Sales to individual customers constituting 10% or more of total revenues for each year were as follows (in thousands):

                                                            Year ended December
                                                                    31,
                                                            --------------------
                                                             1996   1997   1998
                                                            ------ ------ ------
   Customer No. 1.......................................... $  958 $  --  $  --
   Customer No. 2..........................................    935    --     --
   Customer No. 3..........................................  1,397  4,070  3,833
   Customer No. 4..........................................  1,588    --     --
   Customer No. 5..........................................    --     --   3,523
   Customer No. 6..........................................    --     --   2,975

                               PCORDER.COM, INC.

4. Related Party Transactions

    Effective September 1, 1998, the Company and Trilogy entered into a technology, services and license agreement that amended a master license agreement signed in 1994. Under the new agreement, each party granted the other a nonexclusive, irrevocable, perpetual, worldwide, fully paid-up license to internally use, make, reproduce and/or prepare derivative works of the products of the other party, or to sublicense any non-party to do so, subject to certain confidentiality restrictions. The Company and Trilogy are each obligated to pay to the other monthly royalties on (i) license fees derived from sales of products that incorporate, and/or data maintenance services related to, the other party's technology; (ii) software maintenance fees other than data maintenance services in connection with products that incorporate the other party's technology; and (iii) online subscription service fees from products that incorporate the other party's technology. The rights granted to Trilogy by the Company are subject to change of control provisions as described in the agreement. For each of the three years in the period ended December 31, 1998, the Company committed to pay royalties annually to Trilogy pursuant to the applicable agreements in effect at that time, as follows:

  . 20% of the license fees derived from sales of the Company's products.

  . 9% of software maintenance fees related to the Company's products.

  . 6% of subscription fees from sales of the Company's products.

    Such royalties amounted to approximately $312,000, $583,000 and $1,072,000 in the years ended December 31, 1996 and 1997 and 1998, respectively.

    The Company operates under a services agreement with Trilogy whereby Trilogy provides certain services on behalf of the Company as follows:

  . Management services in the form of on-going support in business operations.

  . Financial services support in the form of insurance and risk management, tax reporting assistance and payroll processing.

  . Human resources support in the form of advice and assistance with respect to compensation, employee benefits and other employee matters.

  . Certain administrative services.

    The above services agreement may be modified as deemed necessary, upon mutual consent between Trilogy and the Company.

    Prior to 1998, the Company subleased its office space from Trilogy in accordance with a facility agreement.

    In consideration of receipt of the above services and facilities, the Company must reimburse Trilogy for its pro rata share of the total cost of such services and facilities based upon its pro rata share of total full-time equivalent employees and its pro rata share of total space occupied, respectively. The Company was charged by Trilogy for such services and facilities approximately $455,000, $443,000 and $294,000 in the years ended December 31, 1996, 1997 and 1998, respectively.

    In addition to the above fees and services, during 1998 the Company also committed to pay Trilogy approximately $1,240,000 for technical new hire recruiting and training services performed by Trilogy on behalf of the Company. Such amount has been allocated to various departments within the Company that have directly benefited from these services.

    See also Notes 2, 6 and 8.

                               PCORDER.COM, INC.

5. Property and Equipment

    Property and equipment consists of the following (in thousands):

                                                                 December 31,
                                                                ---------------
                                                                 1997    1998
                                                                ------  -------
   Furniture and fixtures...................................... $  --   $   275
   Equipment...................................................  1,375    3,306
   Software....................................................    --       135
   Leasehold improvements......................................    --       292
                                                                ------  -------
                                                                 1,375    4,008
   Accumulated depreciation....................................   (881)  (2,070)
                                                                ------  -------
   Net property and equipment.................................. $  494  $ 1,938
                                                                ======  =======

6. Income Taxes

    Significant components of the provision for income tax expense (benefit) attributable to continuing operations are as follows (in thousands):

                                                               Year ended
                                                              December 31,
                                                            -------------------
                                                            1996   1997   1998
                                                            -----  -----  -----
   Current:
     Federal............................................... $ 269  $(239) $(361)
     State.................................................    23    (25)   (25)
                                                            -----  -----  -----
                                                              292   (264)  (386)
   Deferred:
     Federal...............................................  (427)   627    --
     State.................................................   (56)    64    --
                                                            -----  -----  -----
                                                             (483)   691    --
                                                            -----  -----  -----
                                                            $(191) $ 427  $(386)
                                                            =====  =====  =====

    A current tax benefit has been recorded for the years ended December 31, 1997 and 1998, resulting from utilization of the Company's net operating losses and tax credits within the Trilogy consolidated income tax return. The recorded benefits are reimbursed to the Company under the provisions of the intercompany tax allocation agreement.

                               PCORDER.COM, INC.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and the values used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                 1997    1998
                                                                 -----  -------
   Deferred tax assets:
     Deferred revenue........................................... $ 257  $ 3,084
     Stock option compensation, net of exercises................   --       564
     Accrued wages and other....................................   128      136
     Depreciation and related amounts...........................    98      195
     Bad debt and other non-deductible allowances...............   201      250
                                                                 -----  -------
   Total deferred tax assets....................................   684    4,229
   Valuation allowance for deferred tax assets..................  (684)  (4,229)
                                                                 -----  -------
   Net deferred taxes........................................... $ --   $   --
                                                                 =====  =======

    A valuation allowance has been provided to offset the deferred tax assets at December 31, 1998 due to uncertainties regarding the future realization of such deferred tax assets. The valuation allowance increased by $684,000 in the year ended December 31, 1997. A deferred tax asset has not been recorded for any net operating losses and other tax attributes as they have been utilized in the Trilogy consolidated tax return, as previously discussed.

    The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense (benefit) is as follows:

                               Year ended
                              December 31,
                            ---------------------
                            1996    1997    1998
                            -----   -----   -----
   Tax at U.S. statutory
    rate................... (34.0)% (35.0)% (35.0)%
   State taxes--net of
    federal benefit........  (2.8)   (3.0)   (3.6)
   Non-deductible expenses
    and other..............   2.4     5.6     0.4
   Change in valuation
    allowance..............   --     97.7    35.5
   Other...................  (3.7)   (4.3)   (1.2)
                            -----   -----   -----
                            (38.1)%  61.0%   (3.9)%
                            =====   =====   =====

    The exercise of certain stock options which have been granted under the Company's stock option plan resulted in compensation which is includable in the taxable income of the applicable option holder and deductible by the Company for federal and state income tax purposes.

7. Employee Benefit Plan

    Trilogy sponsors a defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code. The Plan is available to all full-time employees of the Company on the first day of the month following employment. The Plan is funded through employee contributions. The Company's only expenses relating to the Plan are administrative costs, which are not significant.

8. Stockholders' Equity

    On February 2, 1999, the authorized capital stock of the Company was reclassified as set forth in the Amendment to the Certificate of Incorporation and consists of 37,243,000 shares of Class A

                               PCORDER.COM, INC.

Common Stock, par value of $.01 per share, 12,757,000 shares of Class B Common Stock, par value of $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. Each share of common stock of the Company not owned by Trilogy was reclassified into one share of Class A Common Stock and each share of Common Stock owned by Trilogy was reclassified into one share of Class B Common Stock. The Class A Common Stock and Class B Common Stock have substantially identical rights other than as described below.

    The Class B Common Stock entitles its holders to eight votes per share while the Class A Common Stock entitles its holders to one vote per share on all matters submitted to a vote or for the consent of stockholders. The shares of Class B Common Stock are convertible at any time prior to a tax free spin-off at the option of the holder into shares of Class A Common Stock on a share-for-share basis. Each outstanding share of Class B Common Stock will automatically be converted into a share of Class A Common Stock upon any transfer of such share, if after the transfer, such share is not owned by Trilogy, an affiliate of Trilogy, or a non-affiliate of Trilogy which acquires more than 50% of the then outstanding Class B Common Stock in a single transaction. In addition, subject to certain conditions, then outstanding shares of Class B Common Stock will automatically convert, after the fifth anniversary of the first transfer of Class B Common Stock in a tax free spin-off. The effect of this reclassification has been reflected for all periods presented in the accompanying financial statements.

Asset Transfer Agreement

    Effective June 1, 1996, the Company entered into an asset transfer agreement with Trilogy whereby the Company received title to certain property and equipment in consideration for the issuance of 11,520,000 shares of the Company's Class B Common Stock to Trilogy. In connection with the agreement, Trilogy effectively forgave all amounts owed by the Company to Trilogy for the purchase of such property and equipment, resulting in contributed capital of approximately $337,000. The effect of this transaction has been reflected as of December 31, 1995. See also Note 4.

Stock Option Plans

    The Company's 1996 Stock Option Plan ("1996 Plan") provides for the grant for up to 3,500,000 shares of Class A Common Stock of incentive and nonqualified options to employees. The stock options vest over various terms, generally with 0% to 25% exercisable immediately, and an additional 18.75% to 40% exercisable each year thereafter until the option is fully exercisable. The term of each option is 10 years from the date of grant.

    The Company has elected to follow the Accounting Principles Board Opinion ("APB") 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the estimated market price of the underlying stock on the date of grant, no compensation expense is recognized. In connection with certain options granted during 1998, the Company is recognizing compensation expense totaling approximately $2,811,000 over the vesting period. This amount represents the difference between the exercise prices and the deemed fair values of stock option grants for 941,142 shares of Class A Common Stock. The exercise prices and the deemed fair values for such grants ranged from $3.00 to $10.00 per share and $6.40 to $11.00 per share, respectively, during the period in which such options were granted. At December 31, 1998, the Company had a total of approximately $1,726,000 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. A deferred tax benefit is recorded for the amortized compensation expense if and when the Company realizes the associated tax benefits of the options. As of December 31, 1998, such deferred tax benefits have been fully reserved by a valuation allowance due to their uncertain future utilization.

                               PCORDER.COM, INC.

    Pro forma information regarding net loss and net loss per share is required by SFAS 123, Accounting for Stock Based Compensation, which also requires that the information be determined as if the Company had accounted for its employee stock options granted under the fair value method prescribed by SFAS 123. The fair value for these options was estimated at the date of grant using a minimum value option pricing model (0% volatility) for options granted prior to the Company's initial filing on Form S-1 dated September 4, 1998. The fair value for options granted subsequent to the initial filing date were estimated at the date of grant using the Black-Scholes pricing model and a volatility of 40%. The fair value of options was estimated under both pricing models with the following weighted-average assumptions:

                                                          1996    1997    1998
                                                         ------- ------- -------
   Risk-free interest rate..............................  5.8%     6.4%    5.0%
   Dividend yield.......................................   0%      0%      0%
   Weighted-average expected life of options............ 5 years 5 years 5 years

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma compensation expense and net loss for 1996, 1997 and 1998 are as follows (in thousands, except per share amounts):

                                                     Year ended December 31,
                                                     -------------------------
                                                      1996    1997      1998
                                                     ------  -------  --------
   Net loss (in thousands):
     As reported....................................  $(310) $(1,128) $ (9,638)
     Pro forma......................................  $(351) $(1,401) $(10,408)
   Basic and diluted net loss per share:
     As reported.................................... $(0.02) $ (0.09) $  (0.75)
     Pro forma...................................... $(0.03) $ (0.11) $  (0.81)

    During 1998, the Company granted a total of 160,000 options to certain non-employees which vested immediately. In connection with such grants, the Company recorded stock compensation expense of $383,000 in 1998 based on the Black-Scholes pricing model, using a volatility factor of 40%, a risk-free interest rate of 5.6% and a dividend yield of 0%.

    A summary of changes in common stock options is as follows:

                                                         Weighted-
                                                          Average
                                                         Exercise
                                              Price        Price
                                Shares      Per Share    Per Share
                              ----------  -------------- ---------
   Options outstanding
    December 31, 1995
     Granted.................  2,040,300           $3.00   $3.00
     Exercised...............        --              --      --
     Surrendered.............        --              --      --
                              ----------  --------------   -----
   Options outstanding
    December 31, 1996........  2,040,300           $3.00   $3.00
     Granted.................    158,500           $3.00   $3.00
     Exercised...............       (225)          $3.00   $3.00
     Surrendered.............     (7,750)          $3.00   $3.00
                              ----------  --------------   -----
   Options outstanding
    December 31, 1997........  2,190,825           $3.00   $3.00
     Granted.................  2,590,076  $3.00 - $10.00   $4.31
     Exercised...............   (148,377)          $3.00   $3.00
     Surrendered............. (1,425,450)  $3.00 - $8.00   $3.13
                              ----------  --------------   -----
   Options outstanding
    December 31, 1998........  3,207,074  $3.00 - $10.00   $4.00
                              ==========  ==============   =====

                               PCORDER.COM, INC.

    At December 31, 1998, there were 144,324 options available for grant under the 1996 Plan. At December 31, 1998, the Company had reserved 3,351,398 shares of common stock for issuance in connection with the exercise of stock options granted pursuant to the 1996 Plan.

    The following table summarizes information concerning outstanding options as of December 31, 1998:

                        Options Outstanding                            Options Exercisable
-------------------------------------------------------------------- ------------------------
                                                        Weighted-                Weighted-
   Range of                     Weighted-Average         Average                  Average
Exercise Prices   Number   Remaining Contractual Life Exercise Price  Number   Exercise Price
---------------  --------- -------------------------- -------------- --------- --------------
   $3.00         2,604,190         8.90 years             $3.00      1,043,263     $3.00
$6.40 -
  $10.00           602,884         9.70 years             $8.34        160,000     $8.00
                 ---------                                           ---------
$3.00 -
  $10.00         3,207,074         9.05 years             $4.00      1,203,263     $3.66
                 =========                                           =========

                                                    Year Ended December 31,
                                                --------------------------------
                                                   1996       1997       1998
                                                ---------- ---------- ----------
Weighted-average deemed fair value of stock
 options granted
during the year:
  Exercise price equal to fair value of stock
   on date of grant...........................       $0.76      $0.82      $1.22
  Exercise price less than fair value of stock
   on date of grant...........................         --         --       $4.73
Weighted-average remaining contractual life of
 options......................................  9.83 years 8.88 years 8.73 years

    In March 1997, under the terms of an applications subscription arrangement, the Company gave the right to require the Company to grant to a customer an option to purchase up to 320,000 shares of common stock of the Company if one of certain specified events occurs, including an initial public offering. As of December 31, 1998, no specified event had occurred and the option was not outstanding. At the time the option is issued, the exercise price will be set as the fair market value of the underlying stock. The number of shares subject to the option shall be adjusted for any dilutive event which occurs between March 1997 and the date of issuance of the option.

    On February 3, 1999, the Company adopted the 1999 Stock Incentive Plan ("1999 Plan"). Under the 1999 Plan, the eligible individuals are: employees, non-employee members of the board and consultants. The types of awards that may be made under the 1999 Plan include, but are not limited to, options to purchase shares of the Company's Class A Common Stock, stock appreciation rights, restricted shares, dividend equivalent rights, performance units and performance shares. The Company has reserved 1,500,000 shares for issuance under the 1999 Plan, plus an annual increase beginning January 1, 2000 equal to 5% of the total number of shares of Class A Common Stock and Class B Common Stock outstanding on the first day of each fiscal year of the Company.

9. Commitments and Contingencies

Lease Arrangements

    The Company leases office facilities under various operating leases expiring from 1999 to 2003. Future lease commitments for office facilities as of December 31, 1998 are as follows (in thousands):

   1999..................................................................... 484
   2000.....................................................................  44
   2001.....................................................................  36
   2002.....................................................................  35
   2003.....................................................................   8

                               PCORDER.COM, INC.

    Rent expense for the year ended December 31, 1998 was approximately $563,000. Prior to 1998, the Company leased its office facilities from Trilogy. See Note 4.

Litigation

    The Company has filed a lawsuit against a former employee, and the former employee has filed a separate lawsuit regarding commissions owed to the former employee by the Company. While the ultimate result of this matter cannot be currently predicted, management does not expect it to have a material adverse effect on the financial position of the Company.

    The Company is involved in various other lawsuits and legal proceedings which have arisen in the normal course of business. While the ultimate results of these other matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position of the Company.

10. Stock Offering

    In February 1999, the Company issued 2,530,000 shares of its common stock in connection with its initial public offering at a price of $21 per share. Offering proceeds, net of aggregate expenses of the Company (including underwriters discount), totaled approximately $47.2 million.

                               PCORDER.COM, INC.

                            CONDENSED BALANCE SHEETS
                      (in thousands, except share amounts)

                                                     December 31, September 30,
                                                         1998         1999
                                                     ------------ -------------
                                                                   (Unaudited)
                       ASSETS
Current assets:
  Cash and cash equivalents.........................   $  4,726     $ 44,580
  Short-term investments............................        --        18,565
  Accounts receivable, net..........................      4,775       10,540
  Other current assets..............................        150          647
                                                       --------     --------
    Total current assets............................      9,651       74,332
Property and equipment, net.........................      1,938        2,729
Other assets........................................        665           60
                                                       --------     --------
    Total assets....................................   $ 12,254     $ 77,121
                                                       ========     ========
   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..................................   $    612     $  1,833
  Accrued liabilities...............................      3,150        8,733
  Payable to Trilogy, net...........................      4,506        3,628
  Deferred revenue..................................     10,428       26,974
                                                       --------     --------
    Total current liabilities.......................     18,696       41,168
Deferred revenue....................................      2,103        1,433
Commitments and contingencies (Note 9)
Stockholders' equity (deficit):
  Common stock, par value $.01 per share--50,000,000
   shares authorized; 12,948,602 and 15,721,855
   issued and outstanding in 1998 and 1999,
   respectively.....................................        129          157
  Additional paid-in capital........................      4,024       52,937
  Deferred stock compensation.......................     (1,726)      (1,131)
  Unrealized gain on investments....................        --             4
  Accumulated deficit...............................    (10,972)     (17,447)
                                                       --------     --------
    Total stockholders' equity (deficit)............     (8,545)      34,520
                                                       --------     --------
    Total liabilities and stockholders' equity
     (deficit)......................................   $ 12,254     $ 77,121
                                                       ========     ========

                  See notes to condensed financial statements

                               PCORDER.COM, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)
                                  (Unaudited)

                                                            Nine Months Ended
                                                              September 30,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
Revenues:
  Software and subscriptions............................... $  8,736  $ 14,489
  Content and services.....................................    6,423    15,136
                                                            --------  --------
    Total revenues.........................................   15,159    29,625
Cost of revenues:
  Software and subscriptions...............................    1,375     2,685
  Software and subscriptions--affiliated royalty fee.......      822     1,025
                                                            --------  --------
    Total software and subscriptions.......................    2,197     3,710
  Content and services.....................................    4,143    11,166
                                                            --------  --------
    Total cost of revenues.................................    6,340    14,876
                                                            --------  --------
Gross profit...............................................    8,819    14,749
Operating expenses:
  Research and development.................................    2,933     4,727
  Selling and marketing....................................    8,324    13,086
  General and administrative...............................    2,456     4,306
  Amortization of deferred stock and stock compensation
   expense.................................................      954       953
                                                            --------  --------
    Total operating expenses...............................   14,667    23,072
Operating loss.............................................   (5,848)   (8,323)
Interest income............................................      107     1,605
                                                            --------  --------
Loss before income taxes...................................   (5,741)   (6,718)
Income tax benefit.........................................     (203)     (243)
                                                            --------  --------
Net loss................................................... $ (5,538) $ (6,475)
                                                            ========  ========
Basic and diluted net loss per share....................... $  (0.43) $  (0.43)
                                                            ========  ========
Weighted average shares outstanding........................   12,837    15,019
                                                            ========  ========
Pro forma information:
  Historical loss before income taxes......................           $ (6,718)
  Pro forma income tax benefit.............................                --
                                                                      --------
  Pro forma net loss.......................................           $ (6,718)
                                                                      ========
  Pro forma basic and diluted net loss per share...........           $  (0.45)
                                                                      ========

                  See notes to condensed financial statements

                               PCORDER.COM, INC.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (Unaudited)

                                                              Nine Months
                                                                 Ended
                                                             September 30,
                                                            -----------------
                                                             1998      1999
                                                            -------  --------
Operating activities
Net loss................................................... $(5,538) $ (6,475)
Adjustments to reconcile net loss to net cash provided by
 operating activities:
  Depreciation.............................................     754     1,660
  Amortization of deferred stock and stock compensation
   expense.................................................     954       953
  Changes in operating assets and liabilities:
    Accounts receivable, net...............................  (6,407)   (5,765)
    Other assets...........................................    (558)       20
    Accounts payable.......................................     411     1,221
    Accrued liabilities....................................   1,011     5,583
    Payable to Trilogy, net................................   2,386      (514)
    Deferred revenue.......................................   8,949    15,876
                                                            -------  --------
Net cash provided by operating activities..................   1,962    12,559
Investing activities
Purchases of short-term and long-term investments..........     --    (21,277)
Sale of short-term and long-term investments...............     --      2,737
Purchase of property and equipment.........................  (2,246)   (2,451)
                                                            -------  --------
Net cash used in investing activities......................  (2,246)  (20,991)
Financing activities
Proceeds from the issuance of common stock, net............     --     47,239
Proceeds from the exercise of stock options................     372     1,047
                                                            -------  --------
Net cash provided by financing activities..................     372    48,286
                                                            -------  --------
Increase in cash and cash equivalents......................      88    39,854
Cash and cash equivalents at beginning of period...........   2,207     4,726
                                                            -------  --------
Cash and cash equivalents at end of period................. $ 2,295  $ 44,580
                                                            =======  ========

                  See notes to condensed financial statements

                               PCORDER.COM, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)

1. Business

    pcOrder.com, Inc., (the "Company") is a majority owned subsidiary of Trilogy Software, Inc. and its predecessor entities including Trilogy Development Group, Inc. ("parent" or "Trilogy"). The Company commenced operations as a separate business unit within Trilogy on July 1, 1993 and was incorporated as a separate entity on July 18, 1994. The Company provides electronic commerce technology and tailored solutions to the manufacturers, distributors and resellers of computer products primarily in the U.S. The Company's products include software applications and support for those applications. The software applications consist of an integrated application suite that includes cataloging, quoting, pricing, availability, and product configuration. Content for these applications in the form of detailed product databases containing configuration, pricing, availability and specifications are also provided and updated by the Company. Customers can choose to have the Company host the software applications or install them at their site. In addition, the Company provides consulting services to help customers build and integrate electronic commerce capabilities to meet their specified needs.

    Effective February 26, 1999, the Company completed its initial public offering of 2,530,000 shares at $21 per share. Offering proceeds, net of aggregate expenses to the Company (including underwriters' discount), totaled approximately $47.2 million.

2. Basis of Presentation

    The unaudited interim financial information presented herein should be read in conjunction with the Company's annual financial statements for the year ended December 31, 1998, which can be found beginning on page F-2. The accompanying unaudited interim financial statements reflect all adjustments (which include only normal, recurring adjustments) that are, in the opinion of management, necessary to state fairly the results for the periods presented. The results for such periods are not necessarily indicative of the results to be expected for the full fiscal year.

3. Investments

    The Company's investments consist primarily of high-quality short-term commercial paper, corporate notes, and money market funds. The investments are classified as available-for-sale and are reported at fair value in the accompanying condensed balance sheets. As of September 30, 1999, cumulative unrealized gains totaled approximately $4,000 and were reported as a component of stockholders' equity within comprehensive income. Unrealized losses are charged against income when a decline in fair value is determined to be other than temporary.

4. Related Party Transactions

    The Company and Trilogy have entered into a number of agreements that govern the business activities between the two companies. Pursuant to such agreements, the Company is required to pay Trilogy royalties for the use of Trilogy's technology and management fees for services performed by Trilogy on behalf of the Company. For the nine months ended September 30, 1998 and 1999, the Company incurred royalty fees due to Trilogy in the amounts of $822,000 and $1.0 million, respectively. Additionally, the Company is required to pay for certain management services performed by Trilogy on behalf of the Company. For the nine months ended September 30, 1998 and 1999, the Company was charged approximately $229,400 and $193,500, respectively, for such management

                               PCORDER.COM, INC.

                                  (Unaudited)

services. Furthermore, the Company incurred approximately $1.4 million for the nine months ended September 30, 1999 for the use of Trilogy consulting personnel. No Trilogy consulting personnel was utilized by the Company during the nine months ended September 30, 1998.

    In addition to the above costs, as of September 30, 1999, the Company has committed to pay Trilogy approximately $1.8 million for college new hire recruiting and training services performed by Trilogy on behalf of the Company for the nine months ended September 30, 1999. Such amount has been allocated to the various departments within the Company that have directly benefited from these services.

    The Company periodically makes payments to satisfy the amounts due to Trilogy pursuant to the intercompany agreements discussed above. During the nine months ended September 30, 1999, the Company paid Trilogy approximately $5.4 million under such agreements. Such amount had accumulated over several quarters and was paid in part with proceeds generated by the Company's initial public offering. As of September 30, 1999, the Company owed Trilogy approximately $3.6 million, which was comprised primarily of the royalty, management, recruiting and consulting fees discussed above.

5. Net Loss per Share

    For the nine months ended September 30, 1998 and 1999, common stock equivalents totaling 97,390 and 1,703,680 shares, respectively, were excluded from the diluted earnings per share calculation. The aforementioned shares were excluded from the diluted earnings per share calculations as they were anti-dilutive due to the Company's net losses for these periods. Accordingly, the diluted net loss per share amounts were the same as the basic net loss per share amounts for all periods presented.

6. Comprehensive Income

    Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 established new rules for the reporting and display of comprehensive income and its components. The components of comprehensive loss for the periods presented in the accompanying statements of operations are as follows (in thousands):

                                                             Nine Months Ended
                                                               September 30,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
   Net loss.................................................  $(5,538)  $(6,475)
   Unrealized gain on investments...........................      --          4
                                                             --------  --------
   Comprehensive loss.......................................  $(5,538)  $(6,471)
                                                             ========  ========

7. Stockholders' Equity

    The Company's authorized capital stock consists of 37,243,000 shares of Class A common stock, par value of $.01 per share, 12,757,000 shares of Class B common stock, par value of $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. On February 2, 1999, each share of common stock of the Company not owned by Trilogy was reclassified into one share of

                               PCORDER.COM, INC.

                                  (Unaudited)

Class A common stock and each share of common stock owned by Trilogy was reclassified into one share of Class B common stock. The Class A common stock and Class B common stock have substantially identical rights other than as described below.

    The Class B common stock entitles its holders to eight votes per share while the Class A common stock entitles its holders to one vote per share on all matters submitted to a vote or for the consent of stockholders. The shares of Class B common stock are convertible at any time prior to a tax free spin-off at the option of the holder into shares of Class A common stock on a share-for-share basis. Each outstanding share of Class B common stock will automatically be converted into a share of Class A common stock upon any transfer of such share, if after the transfer, such share is not owned by Trilogy, an affiliate of Trilogy, or a non-affiliate of Trilogy which acquires more than 50% of the then outstanding Class B common stock in a single transaction. In addition, subject to certain conditions, then outstanding shares of Class B common stock will automatically convert, after the fifth anniversary of the first transfer of Class B common stock in a tax-free spin-off. The effect of this reclassification has been reflected for all periods presented in the accompanying financial statements.

    In August and September 1999, a total of 97,350 shares of Class B common stock owned by Trilogy were converted into the same number of shares of Class A common stock and sold to certain employees of Trilogy. Such transaction did not have an impact on pcOrder's capitalization, other than the conversion of Class B common stock into Class A common stock, since the shares were owned directly by Trilogy and sold to Trilogy employees.

8. Income Taxes

    Through August 25, 1999, the Company's operations were included in the consolidated income tax returns filed by Trilogy and the two companies operated under a consolidated tax sharing agreement. Under such agreement, the Company would record a current income tax benefit amount equal to the income tax benefits generated by the Company and expected to be utilized by the consolidated tax group. For the nine months ended September 30, 1998 and 1999, the Company recorded income tax benefits totaling $203,000 and $243,000, respectively under such agreement. Effective August 26, 1999, the Company's operations ceased to be included in the consolidated tax return of Trilogy. Accordingly, from this date forward, the Company's income taxes will be computed on a stand-alone basis. Because of the uncertainties surrounding the future utilization of the Company's deferred tax assets, no income tax benefit was recorded for the period subsequent to the tax deconsolidation date.

9. Commitments and Contingencies

    In September 1999, the Company settled an outstanding lawsuit with a former employee regarding commissions allegedly owed to the former employee by the Company. The settlement did not have a material effect on the Company's financial condition or results of operations.

10. Recent Accounting Pronouncements

    In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP 98-1"), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria are met. The Company adopted SOP 98-1 effective January 1, 1999. Such adoption did not have a material impact on the Company's financial condition or results of operations.

                               PCORDER.COM, INC.

                                  (Unaudited)

    Effective December 15, 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, "Software Revenue Recognition", With Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 and 98-4 extending the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not believe that the final adoption of SOP 98-9 will have a material effect on the Company's financial condition or results of operations.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  20
Price Range of Common Stock..............................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Financial Data..................................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  40
Management...............................................................  53
Certain Relationships and Transactions...................................  61
Principal and Selling Stockholders.......................................  65
Description of Capital Stock.............................................  66
Shares Eligible for Future Sale..........................................  69
Legal Matters............................................................  71
Experts..................................................................  71
Additional Information...................................................  71
Underwriting.............................................................  72
Index to Financial Statements............................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------



                               2,500,000 Shares
                               pcOrder.com, Inc.
                                 Common Stock


                                ---------------

                   [Logo of pcOrder.com, Inc. appears here]

                                ---------------

                             Goldman, Sachs & Co.
                          Credit Suisse First Boston
                                   SG Cowen

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

    The following is a list of expenses, other than underwriting discounts and commissions, to be paid by us in connection with the distribution of the securities being registered. None of the expenses are being paid by the selling stockholders. All amounts are estimates except the Securities and Exchange Commission filing fee, the Nasdaq filing fee and the Nasdaq National Market listing fee.

                                                                        Amount
                                                                        -------
   Securities and Exchange Commission Filing Fee....................... $    **
   NASD Filing Fee.....................................................      **
   Nasdaq National Market Listing Fee..................................      **
   Accounting Fees and Expenses........................................      **
   Blue Sky Fees and Expenses..........................................      **
   Legal Fees and Expenses.............................................      **
   Transfer Agent and Registrar Fees and Expenses......................      **
   Printing Expenses...................................................      **
   Miscellaneous Expenses..............................................      **
                                                                        -------
     Total............................................................. $    **
                                                                        =======

  --------
  **  To be filed by amendment.

Item 14. Indemnification of Directors and Officers

    Under Section 145 of the General Corporate Law of the State of Delaware, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. Our Bylaws (Exhibit 3.4 hereto) also provide for mandatory indemnification of our directors and executive officers, and permissive indemnification of our employees and agents, to the fullest extent permissible under Delaware law.

    Our Certificate of Incorporation (Exhibit 3.2 hereto) provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to pcOrder and our stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to pcOrder, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    Prior to the effective date of the registration statement, we will have entered into agreements with our directors and some of our executive officers that require us to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that the person is or was our director or officer or any of our affiliated enterprises, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of pcOrder and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth specific procedures that will apply in the event of a claim for indemnification thereunder.

    We also have a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under some circumstances.

    The Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by our Underwriters, officers and directors for specific liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

    For the three year period from November 1, 1996 to present, we have issued and sold the following unregistered securities:

  1. From November 1, 1996 until we filed a Form S-8 on May 25, 1999, we issued and sold an aggregate of 198,485 shares of our Class A Common Stock to 107 employees for cash in the aggregate amount of $596,604 upon exercise of stock options granted pursuant to our 1996 Plan.

  2. During the period, we issued and sold 11,520,000 shares of our Class B Common Stock to Trilogy in exchange for assets having a total value of $337,000.

  3. During the period, we entered into an agreement with GE Capital ITS pursuant to which GE Capital ITS had the right to require us to grant to GE Capital ITS an option to purchase up to 320,000 shares of restricted Class A Common Stock upon specific events, including an initial public offering by us. The right expired, unexercised, on February 25, 1999.

    The sale and issuance of securities in the transactions described in paragraphs 1 and 2 above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

    The sale and issuance of securities in the transaction described in paragraph 3 above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

    Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any of the securities. No underwriters were employed in any of the above transactions.

Item 16. Exhibits and Financial Statement Schedules

    (a) Exhibits

    The exhibits are as set forth in the Exhibit Index.

    (b) Financial Statement Schedules

    All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 17. Undertakings

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

    In the event that a claim for indemnification against these liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of pcOrder in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

    We hereby undertake that:

  1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Austin, State of Texas on the 9th day of November, 1999.

                                          pcOrder.com, Inc.

                                                   /s/ Ross A. Cooley
                                          By: _________________________________
                                                       Ross A. Cooley
                                             Chairman, Chief Executive Officer

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ross A. Cooley, Christina C. Jones and James J. Luttenbacher, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments to this registration statement and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to rule 462 promulgated under the Securities Act of 1993, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----
        /s/ Ross A. Cooley             Chairman and Chief          November 9, 1999
______________________________________  Executive Officer
            Ross A. Cooley              (Principal Executive
                                        Officer)


      /s/ Christina C. Jones           President and Chief         November 9, 1999
______________________________________  Operating Officer
          Christina C. Jones            (Principal Executive
                                        Officer)


    /s/ James J. Luttenbacher          Vice President and Chief    November 9, 1999
______________________________________  Financial Officer
        James J. Luttenbacher           (Principal Financial
                                        Officer and Accounting
                                        Officer)


      /s/ Joseph A. Liemandt           Director                    November 9, 1999
______________________________________
          Joseph A. Liemandt


       /s/ Peter J. Barris             Director                    November 9, 1999
______________________________________
           Peter J. Barris


     /s/ Linwood A. Lacy, Jr.          Director                    November 9, 1999
______________________________________
         Linwood A. Lacy, Jr.


      /s/ Robert W. Stearns            Director                    November 9, 1999
______________________________________
          Robert W. Stearns

                                 EXHIBIT INDEX

 Exhibit Number Document
 -------------- --------
  1.1           Form of Underwriting Agreement.
  3.1           Certificate of Incorporation of the registrant. (Filed as
                Exhibit 3.1 to the registration statement on S-1 (File No. 333-
                62985) filed by the registrant (the "February 1999 Form S-1")
                and incorporated herein by reference.)
  3.2           Certificate of Amendment to the Certificate of Incorporation of
                the registrant. (Filed as Exhibit 3.2 to the February 1999 Form
                S-1 and incorporated herein by reference.)
  3.3           Bylaws of the registrant. (Filed as Exhibit 3.3 to the February
                1999 Form S-1 and incorporated herein by reference.)
  4.1           Reference is made to Exhibits 3.1 and 3.2.
  5.1*          Opinion of Haynes and Boone, LLP as to the legality of the
                Common Stock being registered.
 10.2           Cooley Employment Agreement. (Filed as Exhibit 10.2 to the
                February 1999 Form S-1 and incorporated herein by reference.)
 10.3           Jones Employment Agreement. (Filed as Exhibit 10.3 to the
                February 1999 Form S-1 and incorporated herein by reference.)
 10.4           Luttenbacher Employment Agreement. (Filed as Exhibit 10.4 to
                the February 1999 Form S-1 and incorporated herein by
                reference.)
 10.5           1996 Stock Option Plan. (Filed as Exhibit 10.5 to the February
                1999 Form S-1 and incorporated herein by reference.)
 10.5.1         1999 Stock Option Plan. (Filed as Exhibit 10.5.1 to the
                February 1999 Form S-1 and incorporated herein by reference.)
 10.6+          Technology, Services and License Agreement. (Filed as Exhibit
                10.6 to the February 1999 Form S-1 and incorporated herein by reference.)
 10.7+          Management Services Agreement. (Filed as Exhibit 10.7 to the
                February 1999 Form S-1 and incorporated herein by reference.)
 10.8           Tax Allocation Agreement. (Filed as Exhibit 10.8 to the
                February 1999 Form S-1 and incorporated herein by reference.)
 10.9           Asset Transfer Agreement. (Filed as Exhibit 10.9 to the
                February 1999 Form S-1 and incorporated herein by reference.)
 10.10          Amendment to Asset Transfer Agreement. (Filed as Exhibit 10.10
                to the February 1999 Form S-1 and incorporated herein by
                reference.)
 10.11+         Ingram Micro, Inc. Agreement. (Filed as Exhibit 10.11 to the
                February 1999 Form S-1 and incorporated herein by reference.)
 10.12+         Subscription Services Agreement, effective June 16, 1999
                between pcOrder.com, Inc. and Compaq Computer Corporation.
                (Filed as Exhibit 10.12 to the Form 10-Q for the quarter ended
                June 30, 1999 and incorporated herein by reference).
 23.1*          Consent of Haynes and Boone, LLP. Reference is made to Exhibit
                5.1.
 23.2           Consent of Ernst & Young LLP, Independent Auditors.
 24.1           Powers of Attorney (see page II-4).
 27             Financial Data Schedule.

--------
+ Confidential Treatment has been granted with respect to portions of the exhibit. A complete copy of this agreement, including the redacted terms, has been separately filed with the Securities and Exchange Commission.
* To be filed by amendment.